As filed with the Securities and Exchange Commission on October 26, 2007

Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NAVIOS MARITIME PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30 210 459 5000

(Address and telephone number of Registrant’s principal executive offices)

Trust Company of the Marshall Islands, Inc.
Trust Company Complex, Ajeltake Island
P.O. Box 1405
Majuro, Marshall Islands MH96960

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Rosenwasser, Esq. Catherine S. Gallagher, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 212-237-0000 (telephone number) 212-237-0100 (facsimile number)	Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
The Chrysler Center
666 Third Avenue
New York, New York 10017
(212) 935-3000 (telephone number)
(212) 983-3115 (facsimile number)	Valerie Ford Jacob, Esq.
Stuart H. Gelfond, Esq.
Fried, Frank, Harris
Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000 (telephone number)
(212) 859-4000 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common units representing limited partnership interests	11,500,000 common units(1)	$21.00	$241,500,000	$7,415
(1)	Includes 1,500,000 common units issuable upon exercise of the underwriters’ overallotment option.
(2)	Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion,
Preliminary Prospectus dated            , 2007

PROSPECTUS

10,000,000 Common Units

Navios Maritime Partners L.P.

Representing Limited Partner Interests

We are a Marshall Islands limited partnership recently formed by Navios Maritime Holdings Inc. This is the initial public offering of our common units. We anticipate that the initial public offering price of our common units will be between $         and $         per common unit. Concurrently with this offering, we are offering 500,000 of our common units, at the public offering price, directly to Angeliki Frangou, our Chairman and Chief Executive Officer.

Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Prior to this offering, no public market existed for the common units. Our common units have been approved for listing on the New York Stock Exchange subject to official notice of issuance, under the symbol ‘‘NMM.’’

Investing in our common units involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 18 of this prospectus.

These risks include the following:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	Charter rates for drybulk carriers may fluctuate substantially over time, due to the cyclical nature of the international drybulk shipping industry, and may be lower when we are attempting to recharter our vessels, which could materially adversely affect our operating results and cash available for distribution.

•	We must make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.

•	Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	The loss of a customer or charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

•	Historically high numbers of newbuildings are currently under construction in the drybulk industry, which could have a material adverse effect on our future results of operations.

•	We depend on Navios Maritime and its affiliates to assist us in operating and expanding our business.

•	Navios Maritime and its affiliates may compete with us.

•	Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

•	Our general partner and its affiliates, including Navios Maritime, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

•	Fees and cost reimbursements, which our manager will determine for services provided to us, will be significant, will be payable regardless of profitability and will reduce our cash available for distribution.

•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Maritime’s consent, unless Navios Maritime’s ownership share in us is decreased.

•	You will experience immediate and substantial dilution of $21.30 per common unit.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Navios Maritime Partners L.P.	$	$
(1)	Excludes a financial advisory fee in an aggregate amount of $ million, or $ million if the underwriters exercise their overallotment option in full, payable to Merrill Lynch & Co. and S. Goldman Advisors LLC.

The underwriters also may purchase up to an additional 1,500,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common units will be ready for delivery on or about                , 2007.

Merrill Lynch & Co.	JPMorgan

S. Goldman Advisors LLC	DVB Capital Markets

The date of this prospectus is                , 2007.

Navios Maritime Partners L.P.

Capesize Vessel

Panamax Vessel

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

 Summary

This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business refer to the business and fleet that will be transferred to us in connection with this offering. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, (a) an initial public offering price of $20.00 per common unit and (b) that the underwriters’ overallotment option is not exercised. You should read ‘‘Risk Factors’’ for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus in Appendix B. Unless otherwise indicated, all references to ‘‘dollars’’ and ‘‘$’’ in this prospectus are to, and amounts are presented in, U.S. Dollars. Yen amounts translated to U.S. Dollars, unless otherwise indicated, have been translated at a rate of 120 Yen per $1.00. Such translation is solely for convenience and should not be construed as a representation that the Yen amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or any other rate. Unless otherwise indicated, all data regarding our fleet and the terms of our charters is as of June 30, 2007 and all industry data is as of September 30, 2007.

References in this prospectus to ‘‘Navios Maritime Partners L.P.,’’ ‘‘we,’’ ‘‘our,’’ ‘‘us’’ or similar terms when used in a historical context refer to the assets of Navios Maritime Holdings Inc. and its vessels and vessel-owning subsidiaries that are being sold, transferred or contributed to Navios Maritime Partners L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer, depending on the context, to Navios Maritime Partners L.P. or any one or more of its subsidiaries, or to all of such entities.

References in this prospectus to ‘‘Navios Maritime’’ refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries, including Navios ShipManagement Inc., or Navios ShipManagement. Navios ShipManagement (an affiliate of our general partner) will manage the commercial and technical operation of our fleet pursuant to a management agreement that it will enter into with us in connection with the closing of this offering and will provide administrative services to us pursuant to an administrative services agreement that it will enter into with us in connection with the closing of this offering.

Navios Maritime Partners L.P.

We are an international owner and operator of drybulk carriers newly formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. Our vessels are chartered out under long-term time charters with an average remaining term of approximately 5.2 years to a strong group of counterparties consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. Upon the closing of this offering, Navios Maritime will own a 43.2% interest in us, including a 2.0% interest through our general partner which Navios Maritime owns and controls.

Following this offering, our fleet will consist of six modern, active Panamax vessels, one modern Capesize vessel and one newbuild Panamax vessel that is contracted to be chartered to us, or chartered-in, under a long-term charter in 2008. We have also entered into an agreement with Navios Maritime to acquire an additional Capesize vessel, Navios TBN I, once it is delivered to Navios Maritime in June 2009 and have an option to acquire an additional Capesize vessel, Navios TBN II, from Navios Maritime upon delivery of such vessel to Navios Maritime, which is expected in October 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of 15.0 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal.

We plan to use the expertise and reputation of Navios Maritime to pursue additional growth opportunities in the Panamax and Capesize markets and in other drybulk shipping markets. We will seek to grow our fleet through purchasing additional vessels from Navios Maritime, selectively pursuing open market acquisition opportunities and entering into long-term charter-in contracts. Pursuant to the omnibus agreement we will enter into with Navios Maritime, we will have the right to purchase additional Panamax and Capesize vessels from Navios Maritime when those vessels are fixed under charters of three or more years upon the expiration of their current charters or upon completion of their construction. We believe that current conditions in our industry will present us with opportunities to make third-party acquisitions and enter into long-term charter-in contracts.

Navios Maritime will manage the commercial and technical operation of our fleet through its wholly-owned subsidiary, Navios ShipManagement. Navios Maritime has an experienced management team with a long track record, a reputation for technical expertise in managing and operating vessels, and strong relationships with leading charterers and shipyards. We believe we will have stable and growing cash flows through the combination of the long-term nature of our charters and our commercial and technical management agreement with Navios ShipManagement, which provides for a fixed management fee for two years from the closing of this offering.

The following table provides summary information about our fleet:

Vessel	Year Built	Capacity (Dwt)	Ownership	Original Charter Expiration Date/New Charter Expiration Date(1)	Original Charter-Out Rate/New Charter-Out Rate Per Day(2)
Initial Fleet:
Fantastiks	2005	180,265	Chartered-in(3)	March 2011	$32,279
Navios Alegria	2004	76,466	100%	December 2007/ December 2010	$19,475/ $23,594
Navios Felicity	1997	73,867	100%	April 2008/ April 2013	$9,595/ $26,169
Navios Galaxy I	2001	74,195	100%	January 2008/ January 2018	$24,062/ $21,937
Navios Gemini S	1994	68,636	100%	February 2009/ February 2014	$19,523/ $24,225
Navios Libra II	1995	70,136	100%	December 2007/ December 2010	$21,613/ $23,513
Navios Prosperity	2007	82,535	Chartered-in(4)	June 2012	$24,000
Newbuilding:
Navios Aldebaran	Expected delivery March 2008	76,500	Chartered-in(5)	March 2013	$28,391
Navios TBN I(6)	Expected delivery June 2009	180,000	100%	June 2014	$47,400

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.
(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.
(3)	Fantastiks is chartered-in through March 2013 and we will have options to extend for four one-year periods. We have the option to purchase the vessel beginning in March 2008 at a purchase price that is initially $34.2 million, declining pro rata by $1.7 million per calendar year. We expect to exercise the option to purchase Fantastiks in March 2008 at a purchase price of $34.2 million.
(4)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($31.7 million), declining pro rata by 145 million Yen ($1.21 million) per calendar year.
(5)	We expect that Navios Aldebaran will be delivered in March 2008. Navios Aldebaran will be chartered-in for seven years and we will have options to extend for two one-year periods. We will have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($30.0 million) declining pro rata by 150 million Yen ($1.25 million) per calendar year.
(6)	We will acquire Navios TBN I, when it is delivered in June 2009, from Navios Maritime for $130.0 million, which we expect to fund through borrowings under our new credit facility and the issuance of additional common units.

Our Relationship with Navios Maritime

One of our key strengths is our relationship with Navios Maritime (NYSE: NM), one of the world’s largest independent drybulk operators with a market capitalization of $1.6 billion as of October 23, 2007. Navios Maritime’s business was established by United States Steel Corporation in 1954 and has over 50 years of experience working with raw material producers, agricultural traders and exporters, and industrial end-users. Navios Maritime’s senior management have on average over 20 years of experience in the shipping industry. We intend to use Navios Maritime’s extensive experience and relationships to source accretive acquisitions and secure long-term time charters for our vessels.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•	Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2006, approximately 2.8 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2001 to 2006, trade in all drybulk commodities experienced an aggregate increase of 29%, primarily driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East. We believe that these global market dynamics will continue for the foreseeable future.

•	Increased demand for long-term time charter contracts with modern drybulk vessels. Many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. This trend is being driven by several factors, including several inefficient infrastructure bottlenecks that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time. The increased age of the world drybulk fleet and the limited near-term availability of newbuilding berths have also increased the demand for long-term contracts with modern drybulk vessels.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see ‘‘Risk Factors’’ beginning on page 18 of this prospectus. Please read ‘‘The International Drybulk Shipping Industry.’’

Competitive Strengths

We believe we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Stable and growing cash flows. We believe that the long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe our commitment to charter-in one additional newbuild vessel scheduled for delivery in 2008, the exercise of the purchase option for Fantastiks, the purchase of the Navios TBN I upon its anticipated delivery in June 2009, and the potential exercise of our option to purchase Navios TBN II, as well as the potential opportunity to purchase additional vessels from Navios Maritime provide visible future growth in our revenue and distributable cash flow.

•	Strong relationship with Navios Maritime. We believe our relationship with Navios Maritime and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Maritime’s expertise in commercial management and Navios Maritime’s reputation within the shipping industry and network of strong relationships with many of the world’s drybulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies.

•	High-quality, flexible fleet. Following this offering, our fleet will consist of six modern active Panamax vessels, one modern Capesize vessel, one newbuild Panamax vessel that is contracted to be chartered-in to us in 2008 and one newbuild Capesize vessel, Navios TBN I, that we are scheduled to acquire in June 2009. We will also have an option to acquire one newbuild Capesize vessel, Navios TBN II, from Navios Maritime that Navios Maritime is scheduled to acquire in October 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality vessels will have an average age of approximately 5.5 years in June 2009, compared to a current industry average age of 15.0 years. Our vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining charter duration of 5.2 years to a strong group of counterparties consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. In addition, Navios TBN I, which we are scheduled to acquire from Navios Maritime in June 2009, will be chartered for five years to Mitsui O.S.K. Lines, Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, see ‘‘Risk Factors’’ beginning on page 18 of this prospectus.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of 5.2 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We will have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Maritime when those vessels are fixed under long-term charters for a period of three or more years. In addition, we will seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years.

•	Capitalize on our relationship with Navios Maritime and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Maritime and its established reputation in order to obtain favorable long-term time charters and attract new customers. We plan to increase the number of vessels we charter to our existing charterers and will seek new charterers to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Maritime’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see ‘‘Risk Factors’’ beginning on page 18 of this prospectus.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units, including those set forth below. Please read carefully these and other risks described under ‘‘Risk Factors’’ beginning on page 18 of this prospectus.

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	Charter rates for drybulk carriers may fluctuate substantially over time, due to the cyclical nature of the international drybulk shipping industry, and may be lower when we are attempting to recharter our vessels, which could materially adversely affect our operating results and cash available for distribtuion.

•	We must make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.

•	Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	The loss of a customer or charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

•	Historically high numbers of newbuildings are currently under construction in the drybulk industry, which could have a material adverse effect on our future results of operations.

•	We depend on Navios Maritime and its affiliates to assist us in operating and expanding our business.

•	Navios Maritime and its affiliates may compete with us.

•	Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

•	Our general partner and its affiliates, including Navios Maritime, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

•	Fees and cost reimbursements, which our manager will determine for services provided to us, will be significant, will be payable regardless of profitability and will reduce our cash available for distribution.

•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Maritime’s consent, unless Navios Maritime’s ownership share in us is decreased.

•	You will experience immediate and substantial dilution of $21.30 per common unit.

The Transactions

General

We were formed on August 7, 2007 as a Marshall Islands limited partnership to own and operate drybulk carriers. Navios GP L.L.C., a wholly-owned subsidiary of Navios Maritime, was also formed on that date to act as our general partner, and received a 2.0% general partner interest in us. The following transactions will occur in connection with our formation and in connection with the transfer to us of seven Panamax vessels and one Capesize vessel described in this prospectus, and to effect the public offering of our common units:

•	Prior to the closing of the offering, Navios Maritime will contribute to us all of the outstanding shares of capital stock of one vessel-owning subsidiary in exchange for $83.9 million in subordinated units (4,195,000 subordinated units assuming an initial public offering price of $20.00 per common unit);

•	We will sell 10,000,000 common units to the public in this offering, representing a 54.1% limited partner interest in us;

•	We will sell 500,000 common units, representing a 2.7% limited partner interest in us, directly to Angeliki Frangou, our Chairman and Chief Executive Officer, at a price per unit equal to the initial public offering price;

•	We will enter into a new revolving credit facility that will provide us with financing availability of up to $260.0 million, and we will borrow $165.0 million thereunder upon the closing of the offering; and

•	At the closing of this offering, Navios Maritime will sell to us all of the outstanding shares of capital stock of four of Navios Maritime’s vessel-owning subsidiaries and three Navios Maritime subsidiaries that operate, and have options to purchase, three vessels in exchange for (i) all of the net proceeds from this offering and the offering to Ms. Frangou ($195.4 million assuming an initial public offering price of $20.00 per common unit), (ii) $160.0 million of the $165.0 million that we will borrow under the new revolving credit facility that we will enter into at the closing of this offering, (iii) the issuance of approximately

$68.5 million of additional subordinated units to Navios Maritime (3,426,843 subordinated units assuming an initial public offering price of $20.00 per common unit) and (iv) the issuance to Navios GP L.L.C. of all of our incentive distribution rights, which will entitle it to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter. See ‘‘Use of Proceeds.’’

In addition, at or prior to the closing of this offering, we will enter into the following agreements:

•	a share purchase agreement with Navios Maritime pursuant to which we will acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009;

•	a share purchase agreement with Navios Maritime pursuant to which we will have the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter, scheduled for delivery in October 2009;

•	a management agreement with Navios ShipManagement pursuant to which Navios ShipManagement will agree to provide us commercial and technical management services;

•	an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement will agree to provide us administrative services; and

•	an omnibus agreement with Navios Maritime, our general partner and others, governing, among other things:

–	when we and Navios Maritime may compete with each other; and

–	certain rights of first offer on certain drybulk carriers.

For further details on our agreements with Navios Maritime and Navios ShipManagement, including amounts involved, please read ‘‘Certain Relationships and Related Party Transactions.’’

We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	a lower cost of capital for expansion and acquisitions; and

•	an enhanced ability to use equity securities as consideration in future acquisitions.

Holding Company Structure

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. Initially, Navios Maritime Operating L.L.C., a limited liability company organized in the Marshall Islands, will be our only directly owned subsidiary and will conduct all of our operations through itself and its subsidiaries.

Organizational Structure After the Transactions

The following diagram depicts our simplified organizational structure after giving effect to the transactions described above:

Public Common Units	54.1%
Common Units to be Purchased by Angeliki Frangou	2.7
Navios Maritime Subordinated Units	41.2
General Partner Interest	2.0
100%

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our principal executive offices are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and our phone number is (+30) 210 459 5000. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at http://www.navios-mlp.com, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website, including Navios Maritime’s website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please read ‘‘Where You Can Find More Information’’ for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described below and under ‘‘Conflicts of Interest and Fiduciary Duties.’’ This legal duty is commonly referred to as a ‘‘fiduciary’’ duty. Similarly, our directors and officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Navios Maritime and its other affiliates, including our general partner on the other hand. In particular:

•	all of our executive officers and three of our directors also serve as executive officers and/or directors of Navios Maritime;

•	Navios Maritime and its other affiliates may compete with us; and

•	we have entered into arrangements, and may enter into additional arrangements, with Navios Maritime and certain of its subsidiaries, including Navios ShipManagement, relating to the purchase of additional vessels, the provision of certain services and other matters. In the performance of their obligations under these agreements, Navios Maritime and its subsidiaries, other than Navios GP L.L.C., are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

Please read ‘‘Management—Directors and Executive Officers’’ and ‘‘Certain Relationships and Related Party Transactions.’’

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, please read ‘‘Conflicts of Interest and Fiduciary Duties.’’ For a description of our other relationships with our affiliates, please read ‘‘Certain Relationships and Related Party Transactions.’’

In addition, our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in the partnership agreement. Please read ‘‘Conflicts of Interest and Fiduciary Duties’’ for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

The Offering

Common units offered to the public by us	10,000,000 common units; or 11,500,000 common units if the underwriters exercise their overallotment option in full.

Units outstanding after this offering	10,500,000 common units and 7,621,843 subordinated units, representing a 56.8% and 41.2% limited partner interest in us, respectively; or 12,000,000 common units and 6,121,843 subordinated units if the underwriters exercise their overallotment option in full.

Use of proceeds	The proceeds from this offering are expected to be used primarily to fund a portion of the purchase price of the capital stock in the subsidiaries of Navios Maritime that own or have rights to vessels in our initial fleet.

The purchase price of the capital stock of the subsidiaries that own or have rights to the eight vessels in our initial fleet will be dependent on the initial public offering price of our common units and will be equal to:

•	all of the net proceeds from our sale of an aggregate of 10,500,000 common units in this offering and the offering to Ms. Frangou (estimated at $195.4 million, assuming an initial public offering price of $20.00 per common unit), plus

•	$160.0 million of the $165.0 million of borrowings under our new revolving credit facility, plus

•	7,621,843 subordinated units to be issued to Navios Maritime, plus

•	the 2.0% general partner interest and all of our incentive distribution rights to be issued to our general partner.

Assuming an initial public offering price of $20.00 per common unit and that the fair market value of each subordinated unit and general partner unit is $20.00, the total dollar value of the consideration to be paid to Navios Maritime for the capital stock of the subsidiaries that own or have rights to the vessels in our initial fleet is approximately $515.3 million. If the initial public offering price of our common units goes up or down by $1.00, the consideration for the vessels will change by approximately $17.8 million.

The initial public offering price of our common units, as well as the total consideration to be paid to Navios Maritime for the capital stock of the subsidiaries that own or have rights to the eight vessels in our initial fleet will be determined through negotiations among us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price as well as the total consideration for the capital stock of the subsidiaries that own the vessels in our initial fleet are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	as assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Please read ‘‘Underwriting.’’

Overallotment option	We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional common units to cover overallotments. We will use the net proceeds of any exercise of the underwriters’ overallotment option to redeem a number of subordinated units from Navios Maritime equal to the number of units for which the underwriters exercise their overallotment option.

Cash distributions	We intend to make minimum quarterly distributions of $0.35 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received an aggregate distribution of $0.4025.

If cash distributions exceed $0.4025 per unit in a quarter, our general partner will receive increasing percentages, up to 50.0% (including its 2.0% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as ‘‘incentive distributions.’’ We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as ‘‘available cash,’’ and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units. The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $25.9 million.

We believe, based on the estimates contained in and the assumptions listed under ‘‘Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Results of Operations for the Year Ending December 31, 2008’’ and ‘‘—Forecast Assumptions and Considerations’’ that we will have sufficient cash available for distributions to enable us to pay all of the minimum quarterly distribution of $0.35 per unit on all of our common and subordinated units for each quarter through December 31, 2008. However, unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. Our pro forma available cash to make distributions generated during the year ended December 31, 2006 would have been sufficient to allow us to pay only 96.0% of the minimum quarterly distribution on the common units, and would have not allowed us to pay any distributions on the subordinated units during the year ended December 31, 2006. Please read ‘‘Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Cash Available for Distribution’’ and ‘‘How We Make Cash Distributions—Subordination Period.’’

Subordinated units	Navios Maritime will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.35 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $1.40 on each outstanding unit and the corresponding distribution on the general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after December 31, 2011. The subordination period may also end prior to December 31, 2011 if certain financial tests are met as described below. When the subordination period ends, all subordinated units will automatically convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please read ‘‘How We Make Cash Distributions—Subordination Period.’’

Early conversion of subordinated units	If we have earned and paid at least $2.10 (150.0% of the annualized minimum quarterly distribution) on each outstanding unit for the four-quarter period ending on or before the date of determination, the subordinated units will convert into common units. Please read ‘‘How We Make Cash Distributions—Subordination Period.’’

Issuance of additional units	Our partnership agreement allows us to issue an unlimited number of units without the consent of our unitholders.

Please read ‘‘Units Eligible for Future Sale’’ and ‘‘The Partnership Agreement—Issuance of Additional Securities.’’

Board of directors	We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors who will serve as directors for terms determined by our general partner. At our 2008 annual meeting, the common unitholders will elect four of our seven directors. The four directors elected by our common unitholders at our 2008 annual meeting will be divided into three classes to be elected by our common unitholders annually on a staggered basis to serve for three-year terms.

Voting rights	Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code, as amended, or the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates, and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Navios Maritime will own all of our subordinated units (representing a 41.2% limited partner interest, assuming no exercise of the underwriters’ overallotment option, and a 33.1% limited partner interest if the underwriters exercise their overallotment option in full). As a result, assuming no exercise of the underwriters’ over-allotment option, you will initially be unable to remove our general partner without Navios Maritime’s consent because Navios Maritime will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal and Navios Maritime will have the right to acquire additional units in the future to maintain its percentage interest in our partnership. Please read ‘‘The Partnership Agreement— Voting Rights.’’

Limited call right	If at any time our general partner and its affiliates, including Navios Maritime, own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. federal income tax considerations	Although we are organized as a partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. Under current U.S. federal income tax law, a portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends are expected to be taxable as ‘‘qualified dividend income’’ currently subject to a maximum 15.0% U.S. federal income tax rate (until 2011, at which time, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, dividends will be taxed at ordinary income tax rates). The remaining portion of our distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2009, the distributions you receive, during the years 2008 and 2009, that will constitute dividends for U.S. federal income tax purposes will be approximately % of the total cash distributions for that period. Please read ‘‘Material U.S. Federal Income Tax Considerations— U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions’’ for the basis for this estimate. Please also read ‘‘Risk Factors—Tax Risks’’ for a discussion of proposed legislation that would deny the preferential rate of taxation of qualified dividend income to distributions received from us.

Exchange listing	Our common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol ‘‘NMM.’’

Summary Historical and Pro Forma Financial and Operating Data

The following table presents in each case for the periods and at the dates indicated:

•	historical financial and operating data of Navios Maritime Partners Predecessor; and

•	pro forma financial data of Navios Maritime Partners L.P.

We have derived the summary historical financial data as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the periods from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005, and the year ended December 31, 2004 from our audited predecessor combined financial statements appearing elsewhere in this prospectus. The summary historical financial data as of December 31, 2004 are derived from our unaudited predecessor combined financial statements, which are not included in this prospectus. The summary historical financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are derived from our unaudited predecessor combined financial statements appearing elsewhere in this prospectus, which in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for fair presentation of that information. The predecessor combined financial statements included in the prospectus have been carved out of the consolidated financial statements of Navios Maritime, which operated one of the drybulk vessels that we will acquire in connection with this offering during the year ended December 31, 2004 and the period from January 1, 2005 to August 25, 2005, owned three and operated four of the drybulk vessels that we will acquire in connection with this offering during the period from August 26, 2005 to December 31, 2005, owned and operated five of the drybulk vessels that we will acquire in connection with this offering during the year ended December 31, 2006 and owned five and operated seven of the drybulk vessels that we will acquire in connection with this offering during the six months ended June 30, 2007. Results of operations have been included from the respective dates that (i) the vessel-owning subsidiaries were acquired or when rights to operate the vessels were obtained by Navios Maritime or (ii) at the inception of charter-in agreements for chartered-in vessels. Navios Maritime’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries to be acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. In accordance with standard shipping industry practice, Navios Maritime did not obtain from the seller historical operating data for the acquired vessels, as that data was not material to the decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before Navios Maritime acquired them.

We have derived the summary pro forma financial data of Navios Maritime Partners L.P. as of June 30, 2007 and for the year ended December 31, 2006 and the six months ended June 30, 2007 from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2006 and the six months ended June 30, 2007 assumes this offering and the related transactions and the concurrent offering to Ms. Frangou occurred on January 1, 2006. The pro forma balance sheet assumes this offering and the related transactions and the concurrent offering to Ms. Frangou occurred on June 30, 2007. The pro forma financial data may not be comparable to the historical financial data for the reasons set forth in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.’’ A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements, unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	Historical(1)						Pro Forma
	Predecessor Year Ended December 31, 2004	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006	Successor Six Months Ended June 30,		Year Ended December 31, 2006	Six Months Ended June 30, 2007
					2006	2007
					(unaudited)		(unaudited)
		(In thousands of U.S. dollars, except per unit and fleet data)
Income Statement Data:
Time charter and voyage revenue	$3,715	$5,780	$3,451	$31,549	$16,064	$23,177	$62,115	$33,292
Loss on forward freight agreements	—	—	—	(2,923)	(460)	—	(2,923)	—
Time charter and voyage expenses	(3,387)	(2,305)	(1,266)	(1,344)	(1,131)	(2,698)	(16,243)	(7,827)
Direct vessel expenses	—	—	(69)	(5,626)	(2,554)	(3,055)	(6,952)	(3,620)
Management fees	(392)	(284)	(168)	(698)	(496)	(521)	—	—
General and administrative expenses	—	—	—	—	—	—	(2,000)	(1,000)
Depreciation and amortization	—	—	(948)	(8,035)	(4,106)	(5,264)	(11,142)	(5,545)
Interest expense and finance cost, net	—	—	(81)	(6,286)	(2,967)	(2,497)	(9,970)	(4,946)
Other income	—	—	—	61	147	27	61	27
Other expense	—	—	—	(74)	(48)	(46)	(74)	(46)
Net income/(loss) before taxes	(64)	3,191	919	6,624	4,449	9,123	12,872	10,335
Income tax	—	—	—	—	—	486	—	—
Net income/(loss)	$(64)	$3,191	$919	$6,624	$4,449	$9,609	$12,872	$10,335
General partner’s interest in net income							$257	$207
Limited partners’ interest in net income							12,615	10,128
Pro forma net income per common unit, basic and diluted							$1.20	$0.70
Pro forma net income per subordinated unit, basic and diluted							—	0.36
Pro forma weighted average number of common units outstanding, basic and diluted							10,500,000	10,500,000
Pro forma weighted average number of subordinated units outstanding, basic and diluted							7,621,843	7,621,843
Balance Sheet Data (at end of period):
Vessels, net	$—		$96,296	$143,834		$139,905		$139,905
Total assets	1,080		118,986	152,243		220,990		206,054
Owner’s net investment	509		49,078	70,902		114,213
Partners’ equity
General Partner								(7,741)
Limited Partners								35,889
Cash Flow Data:
Net cash provided by operating activities	$—	$—	$520	$14,496	$387	$1,444
Net cash used in investing activities	—	—	(76,058)	(36,985)	(36,985)	—
Net cash provided by financing activities	—	—	75,538	22,489	36,598	(1,444)
Fleet Data:
Vessels at end of period(2)	1	1	4	5	5	7

(1)	On August 25, 2005, International Shipping Enterprises Inc., a publicly traded Delaware shell company, or ISE, acquired Navios Maritime through the purchase of all of the outstanding shares of common stock of Navios Maritime. Simultaneously with the acquisition, ISE effected a reincorporation through a downstream merger with and into Navios Maritime, in order to become a Marshall Islands corporation, as it exists today. The carved out results of operations prior to August 26, 2005 are labeled as ‘‘Predecessor’’ and the carved out results of operations from August 26, 2005 forward are labeled as ‘‘Successor.’’
(2)	Includes owned and chartered-in vessels.

Risk Factors

Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

If any of the following risks actually occur, our business, financial condition, cash flows or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.35 per common unit following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this ‘‘Risk Factors’’ heading, including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we will pay a fixed daily fee for an initial term of approximately two years from the closing of this offering;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for drybulk commodities;

•	supply of drybulk vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The cyclical nature of the international drybulk shipping industry may lead to decreases in long-term charter rates and lower vessel values, resulting in decreased distributions to our common unitholders.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. At various times from 2004 to date, charter rates for the international drybulk shipping industry reached historic highs but may not be as high in the future. For example, during the period from January 4, 2005 to June 30, 2007, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $10,162 and a high of $51,870. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

In connection with the closing of this offering, we will enter into an agreement with Navios Maritime to purchase its interests in the subsidiary that owns the newbuilding Capesize Navios TBN I at the pre-determined purchase price of $130.0 million. We will purchase from Navios Maritime its interests in the subsidiary that owns the newbuilding upon delivery of the vessel to the subsidiary. Even if the market value of the Capesize declines between the time we enter into the agreement to purchase the newbuilding and the time the newbuilding is actually delivered to the vessel-owning subsidiary, we will still be required to purchase the interests in that subsidiary at the price specified in the share purchase agreement with Navios Maritime. As a result, we may pay substantially more for that vessel than we would pay if we were to purchase that vessel from an unaffiliated third party. For more information on our agreement to purchase the newbuilding from Navios Maritime, please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Purchase of Newbuilding’’ and Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Share Purchase Agreement.’’

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our new credit facility and/or limit our ability to obtain additional financing.

Charter rates for drybulk carriers may fluctuate substantially over time and may be lower when we are attempting to recharter our vessels, which could materially adversely affect our operating results and cash available for distribution.

Our ability to recharter our vessels following expiration of existing time charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the drybulk market at the time of rechartering. As described above, the international drybulk shipping industry is very cyclical and we may be rechartering our long-term charters during downturns in the cycle. Currently, China, Japan, other Asian Pacific economies and India are the main driving force behind the increase in seaborne drybulk trades and the demand for drybulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience a material decline from current levels in the future.

All of our time charters are scheduled to expire on dates ranging from December 2010 to January 2018. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders under any new contracts could be materially adversely affected.

The assumptions underlying the forecast of cash available for distribution that we include in ‘‘Our Cash Distribution Policy and Restrictions on Distributions’’ are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our estimate of cash available for distribution set forth in ‘‘Our Cash Distribution Policy and Restrictions on Distributions’’ includes our forecast of results of operations and cash available for distribution for the year ending December 31, 2008. The forecast has been prepared by management. Neither our independent registered public accounting firm, nor any other independent accountants, have examined, compiled or performed any procedures with respect to the forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed in this section that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $25.9 million. Pro forma available cash to make distributions generated during the year ended December 31, 2006 would have been sufficient to allow us to pay only 96.0% of the minimum quarterly distribution on the common units, and would have not allowed us to pay any distributions on the subordinated units for the year ended December 31, 2006. For a forecast of our ability to pay the full minimum quarterly distributions on the common units, the subordinated units and the 2.0% general partner interest for the year ending December 31, 2008, please read ‘‘Our Cash Distribution Policy and Restrictions on Distributions’’ and ‘‘Forward-Looking Statements.’’

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our new revolving credit facility and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	governmental or other regulations; and

•	prevailing level of charter rates, which are at historical highs.

If the market values of our owned vessels decrease, we may breach covenants contained in our new credit facility. We purchased our vessels from Navios Maritime based on current market prices which are at historically high levels. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Please see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations —Financing Arrangements—Capital Expenditures.’’

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking for the first two years after the closing of this offering are included in a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel that we will pay Navios ShipManagement under a management agreement. The initial term of the management agreement will be five years from the closing of this offering and this fee will be fixed for the first two years of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. In addition, we intend to finance the purchase of Fantastiks to be delivered in 2008 with debt, and the purchase of Navios TBN I, to be delivered in 2009, partly with debt and partly by issuing additional equity securities. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We expect to exercise the option to purchase Fantastiks in March 2008 at a purchase price of $34.2 million. In addition, the purchase price for the newbuilding Navios TBN I and related time charter we will acquire from Navios Maritime in June 2009 is $130.0 million. We intend to finance the purchase of Fantastiks using borrowings under our new credit facility. We intend to finance the purchase of Navios TBN I partially with borrowings under our new credit facility and partially by issuing additional common units or other equity securities, which would dilute your ownership interest in us. If we exercise the option to acquire Navios TBN II for $135.0 million, we may finance such acquisition in whole or in part with borrowings under a credit facility or by issuing additional common units or other debt securities, which would further dilute your ownership interest in us. Please read ‘‘—We may issue additional equity securities without your approval, which would dilute your ownership interests.’’ We may enter into similar arrangements with Navios Maritime in the future.

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or minimum quarterly distributions we must make prior to generating cash from the operation of the vessel.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. After borrowing under our revolving credit facility to finance the purchase of Navios TBN I in June 2009, we will have very little borrowing capacity under such credit facility unless we increase the size of the facility. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Upon the closing of this offering, we will enter into a new revolving credit facility which will provide us with the ability to borrow up to $260.0 million, of which we expect $165.0 million will be outstanding after the closing of this offering. We intend to borrow an additional $34.2 million under our revolving credit facility to finance the acquisition of the Fantastiks in March 2008 and an additional $60.8 million to finance a portion of the purchase price of Navios TBN I in June 2009. We do not have the funds or availability under our credit facility to purchase this vessel and will need to either raise the funds through the issuance of additional equity or debt securities to satisfy our obligation. There can be no assurance we will be able to obtain such financing. For more information regarding the terms of our new revolving credit facility, please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Revolving Credit Facility.’’ Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our new revolving credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The new revolving credit facility that we will enter into in connection with this offering contains restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in the new revolving credit facility that we will enter into upon the closing of this offering and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our new revolving credit facility requires the consent of our lenders or limit our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	change the flag, class or commercial and technical management of our vessels; and

•	sell or change the beneficial ownership or control of our vessels.

The credit facility also requires us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our new revolving credit facility requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the credit facility) of at least $5.0 million per year (increasing by $8.0 million per year until it reaches $37.0 million, at which level it is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total tangible assets, of less than 0.75 to 1.00.

We will also be required to maintain an aggregate Market Value of our financed vessels equal to 143% of the aggregate amount outstanding under the credit facility and a tangible net worth of at least $120.0 million. For a description of the definitions of ‘‘EBITDA’’ and ‘‘Market Value’’ under our credit facility, please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.’’

Our ability to comply with the covenants and restrictions that will be contained in our new revolving credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our new credit facility, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under the new revolving credit facility will be secured by certain of our vessels, and if we are unable to repay borrowings under such credit facility, lenders could seek to foreclose on those vessels.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of principal and interest on the debt will reduce cash available for distribution on our units. In addition, our new credit facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our new credit facility include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Maritime or its affiliates to own at least 30% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions. For more information regarding our financing arrangements, please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.’’

We depend on Navios Maritime and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement between us and Navios ShipManagement, Navios ShipManagement will provide to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). Please read ‘‘Certain Relationships and Related Party Transactions—Management Agreement.’’ In addition, pursuant to an administrative services agreement between us and Navios ShipManagement, Navios ShipManagement will provide to us significant administrative, financial and other support services. Please read ‘‘Certain Relationships and Related Party Transactions—Administrative Services Agreement.’’ Our operational success and ability to execute our growth strategy will depend significantly upon Navios ShipManagement’s satisfactory performance of these services. Our business will be harmed if Navios ShipManagement fails to perform these services satisfactorily, if Navios ShipManagement cancels either of these agreements, or if Navios ShipManagement stops providing these services to us. We may also in the future contract with Navios Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Maritime and its reputation and relationships in the shipping industry. If Navios Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We intend to seek to grow our fleet, either through purchases, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management and staff. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

Our growth depends on continued growth in demand for drybulk commodities and the shipping of drybulk cargoes.

Our growth strategy focuses on expansion in the drybulk shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for drybulk commodities and the shipping of drybulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities, or general political and economic conditions.

Reduced demand for drybulk commodities and the shipping of drybulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•	compliance with International Maritime Organization, or IMO, standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the drybulk market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Delays in deliveries of newbuilding vessels could harm our operating results.

Navios Aldebaran and Navios TBN I are newbuildings and the delivery of newbuildings could be delayed, not completed or cancelled, which would delay our receipt of revenues under the charters or other contracts related to the vessels. The shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

The loss of a customer or charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

For the year ended December 31, 2006, Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and COSCO Bulk Carrier Co., Ltd. accounted for 42.9% (for two charters), 25.0%, 10.2% and 10.1%, respectively, of our revenue. For the six months ended June 30, 2007, Cargill International SA, The Sanko Steamship Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime e di Salvataggi accounted for 34.2%, 22.7%, 20.0% and 14.9%, respectively, of our revenue. Upon delivery of Navios TBN I, we will have nine charters with seven customers.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Please read ‘‘Business—Time Charters.’’

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable that the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises any right to purchase a vessel to the extent we have granted any such rights, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Historically high numbers of newbuildings are currently under construction in the drybulk industry, which could have a material adverse effect on our future results of operations.

According to Drewry Shipping Consultants Ltd, newbuildings with an aggregate capacity equal to approximately 44.8% of the current world drybulk carrier fleet capacity are currently under construction, which is high relative to historical levels. Furthermore, in the Panamax and Capesize size range in which we operate, the vessels on order represent approximately 52.8% of the current fleet capacity, which also is high historically. This large order book will result in high levels of deliveries over the next few years, which will significantly increase the size of the world fleet of drybulk carriers. This may have a negative impact on charter rates and vessel values depending on the ultimate rate of growth of the fleet which is also dependent on the number of drybulk carriers taken off-line. Please read ‘‘The International Drybulk Shipping Industry.’’ A material increase in the net supply of drybulk carrier capacity without corresponding growth in drybulk carrier demand could have a material adverse effect on our fleet utilization and our charter rates and could accordingly materially adversely affect our business, financial condition and operating results.

The risks and costs associated with vessels increase as the vessels age.

Assuming delivery of Navios TBN I in June 2009, the vessels in our fleet will have an average age of approximately 5.5 years in June 2009, and most drybulk vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of our management agreement with Navios ShipManagement, the costs of drydocking repairs will be included in the daily management fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which will be fixed for the first two years of the term of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted which could limit our ability to do business or increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For drybulk vessels, such as those operated under our fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the International Maritime Organization, or IMO, adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall with an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and the senior management team of Navios Maritime. The loss of the services of Ms. Frangou or one of our other executive officers or those of Navios Maritime who provide us with significant managerial services could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Our owned fleet is currently enrolled with Lloyd’s Register of Shipping, Nippon Kaiji Kiokai and Bureau Veritas.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, during the first six months of 2007, the value of the U.S. dollar declined by approximately 2.4% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg, which was not affiliated with us, was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.

A government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another ship in the fleet.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will be approximately $2.0 million annually, and will include costs associated with annual reports to unitholders, tax return, investor relations, registrar and transfer agent’s fees, director and officer liability insurance costs and director compensation.

Risks Inherent in an Investment in Us

Navios Maritime and its affiliates may compete with us.

Pursuant to the omnibus agreement that we and Navios Maritime will enter into in connection with the closing of this offering, Navios Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that will allow Navios Maritime or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. Please read ‘‘Certain Relationships and Related Party Transactions— Omnibus Agreement—Noncompetition.’’

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its affiliates, including Navios Maritime, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following this offering, Navios Maritime will indirectly own the 2.0% general partner interest and a 41.2% limited partner interest in us, assuming no exercise of the underwriters’ overallotment option, and will own and control our general partner. All of our officers and three of our directors are directors and/or officers of Navios Maritime and its affiliates and as such they have fiduciary duties to Navios Maritime that may cause them to pursue business strategies that disproportionately benefit Navios Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Maritime and its affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read ‘‘—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.’’ These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Maritime, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read ‘‘Certain Relationships and Related Party Transactions,’’ ‘‘Conflicts of Interest and Fiduciary Duties’’ and ‘‘The Partnership Agreement.’’

Our officers face conflicts in the allocation of their time to our business.

Navios Maritime conducts businesses and activities of its own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Maritime and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Maritime and its affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Maritime.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Maritime. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in ‘‘good faith’’ if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be ‘‘fair and reasonable’’ to us and that, in determining whether a transaction or resolution is ‘‘fair and reasonable,’’ our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read ‘‘Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.’’

Fees and cost reimbursements, which Navios ShipManagement will determine for services provided to us, will be significant, will be payable regardless of profitability and will reduce our cash available for distribution.

Under the terms of our management agreement with Navios ShipManagement, we will pay a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for technical and commercial management services provided to us by Navios ShipManagement. The initial term of the management agreement will be five years from the closing of this offering and this fee will be fixed for the first two years of that agreement. The daily fee to be paid to Navios ShipManagement includes all costs incurred in providing certain commercial and technical management services to us as described under ‘‘Certain Relationships and Related Party Transactions—Management Agreement.’’ While this fee is fixed for an initial term of two years, for the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining three years of the term. All of the fees we are required to pay to Navios ShipManagement under the management agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, Navios ShipManagement will provide us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has an initial term of five years, and we will reimburse Navios ShipManagement for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time. The fees and reimbursement of expenses to Navios ShipManagement are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Maritime’s consent, unless Navios Maritime’s ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	Assuming no exercise of the underwriters’ over-allotment option, the unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, Navios Maritime will own 41.2% of the total number of common and subordinated units, assuming no exercise of the underwriters’ overallotment option.

•	If our general partner is removed without ‘‘cause’’ during the subordination period and units held by our general partner and Navios Maritime are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. ‘‘Cause’’ is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Navios Maritime and certain affiliates of Navios Maritime. These unitholders have the right subject to some conditions to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering, Navios Maritime will own 7,621,843 subordinated units and the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

You will experience immediate and substantial dilution of $21.30 per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds pro forma net tangible book value of $(1.30) per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $21.30 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with accounting principles generally accepted in the United States, or GAAP. Please read ‘‘Dilution.’’

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in ‘‘—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,’’ our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Maritime, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read ‘‘The Partnership Agreement—Limited Call Right.’’

At the completion of this offering, Navios Maritime, an affiliate of our general partner, will not own any of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ overallotment option and conversion of our subordinated units into common units, Navios Maritime will own 7,621,843 common units, representing a 41.2% limited partner interest in us.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the ‘‘control’’ of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. Please read ‘‘The Partnership Agreement—Limited Liability’’ for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.’’

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. Immediately upon completion of this offering, there will be only 10,500,000 common units outstanding. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Greece, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Greece. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Greece and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, please read ‘‘Service of Process and Enforcement of Civil Liabilities.’’

Tax Risks

In addition to the following risk factors, you should read ‘‘Business—Taxation of the Partnership,’’ ‘‘Material U.S. Federal Income Tax Considerations’’ and ‘‘Non-United States Tax Considerations’’ for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

U.S. tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a ‘‘passive foreign investment company,’’ or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of ‘‘passive income,’’ or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we will not be a PFIC for our 2007 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Vinson & Elkins L.L.P., is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position. Please read ‘‘Material U.S. Federal Income Tax Considerations—PFIC Status and Significant Tax Consequences.’’

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011, or later, will be taxed at graduated tax rates applicable to ordinary income. Please read ‘‘Material U.S. Federal Income Tax Considerations— U.S. Federal Income Taxation of U.S. Holders—Distributions.’’

In addition, legislation proposed in the U.S. Congress would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that, if this legislation were enacted, the preferential tax rates described under ‘‘Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions’’ would no longer be applicable to distributions received from us. In addition, legislation has been proposed that, if enacted, would eliminate the preferential tax rate with respect to dividends paid after December 31, 2007, thereby causing such dividends to be taxed at ordinary income rates. As of the date hereof, it is not possible to predict with any certainty whether any of this proposed legislation will be enacted.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. U.S. source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. Please read ‘‘Business—Taxation of the Partnership.’’ However, there are factual circumstances, including some that may be beyond our control, that could cause us to lose the benefit of this tax exemption after this offering. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Vinson & Elkins L.L.P., is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4% U.S. federal gross income tax with respect to our U.S. source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) for those years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.
You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with Navios ShipManagement, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

The portion of our distributions that will be taxed as dividend income is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, any of which could be resolved against us, result in a higher ratio of dividend income to distributions and adversely affect the value of the common units.

We estimate that approximately        % of the total cash distributions made during the years 2008 and 2009 to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2009 will constitute dividend income. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions which are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read ‘‘Material U.S. Federal Income Tax Considerations—U.S Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions.’’

Forward-Looking Statements

Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as ‘‘may,’’ ‘‘could,’’ ‘‘should,’’ ‘‘would,’’ ‘‘expect,’’ ‘‘plan,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘forecast,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘predict,’’ ‘‘propose,’’ ‘‘potential,’’ ‘‘continue’’ or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units;

•	forecasts of our future financial condition or results of operations and our future revenues and expenses;

•	our anticipated growth strategies;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, drybulk commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders;

•	our ability to leverage to our advantage Navios Maritime’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement and the administrative services agreement with Navios ShipManagement and for reimbursements for fees and costs of our general partner;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	expected demand in the drybulk shipping sector in general and the demand for our Panamax and Capesize vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in ‘‘Risk Factors,’’ including those set forth below:

•	a lack of sufficient cash to pay the minimum quarterly distribution on our common units;

•	the cyclical nature of the international drybulk shipping industry;

•	fluctuations in charter rates for drybulk carriers;

•	the historically high numbers of newbuildings currently under construction in the drybulk industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels; and

•	general domestic and international political conditions, including wars and terrorism.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Use of Proceeds

The proceeds from this offering are expected to be used primarily to fund a portion of the purchase price of the capital stock in the subsidiaries of Navios Maritime that own or have rights to vessels in our initial fleet.

The purchase price of the capital stock of the subsidiaries that own or have rights to the eight vessels in our initial fleet will be dependent on the initial public offering price of our common units and will be equal to:

•	all of the net proceeds from our sale of an aggregate of 10,500,000 common units in this offering and the offering to Ms. Frangou (estimated at $195.4 million, assuming (i) an initial public offering price of $20.00 per common unit and (ii) underwriting discount, structuring fee and other offering expenses of $14.6 million), plus

•	$160.0 million of the $165.0 million of borrowings under our new revolving credit facility, plus

•	7,621,843 subordinated units to be issued to Navios Maritime, plus

•	the 2.0% general partner interest and all of our incentive distribution rights to be issued to our general partner.

Assuming an initial public offering price of $20.00 per common unit and that the fair market value of each subordinated unit and general partner unit is $20.00, the total dollar value of the consideration to be paid to Navios Maritime for the capital stock of the subsidiaries that own or have rights to the vessels in our initial fleet is approximately $515.3 million. If the initial public offering price of our common units goes up or down by $1.00, the consideration for the vessels will change by
$17.8 million.

The initial public offering price of our common units, as well as the total consideration to be paid to Navios Maritime for the capital stock of the subsidiaries that own or have rights to the eight vessels in our initial fleet will be determined through negotiations among us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price as well as the total consideration for the capital stock of the subsidiaries that own the vessels in our initial fleet are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	as assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Please read ‘‘Underwriting.’’

We will use the net proceeds of any exercise of the underwriters’ overallotment option to redeem a number of subordinated units from Navios Maritime equal to the number of units for which the underwriters exercise their overallotment option.

Navios Maritime will use the proceeds it receives from us for general corporate purposes. This debt represents a portion of the secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014, entered into by Navios Maritime in February 2007.

Capitalization

The following table shows:

•	our historical capitalization as of June 30, 2007; and

•	our capitalization as of June 30, 2007, on a pro forma as adjusted basis to reflect the transactions described under ‘‘Summary—The Transactions’’ assuming no exercise of the underwriters’ overallotment option.

This table is derived from and should be read together with the historical combined financial statements and the accompanying notes and the unaudited pro forma financial statements and accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Use of Proceeds.’’

	As of June 30, 2007
	Actual	Pro Forma, As Adjusted
	(In thousands of U.S. Dollars)
Debt(1):
Current portion of long-term debt	$3,055	$—
Long-term debt:
Borrowings under credit facility	73,939	165,000 (2)
Total debt	$76,994	$165,000
Equity:
Owner’s net investment	$114,213	$—
Held by public:
Common units	—	195,425(3)
Held by general partner and its affiliates:
General partner interest	—	(7,741)
Subordinated units	—	(159,536)
Total partners’ equity		$28,148
Total capitalization	$191,207	$193,148

(1)	All debt is guaranteed by our subsidiaries and secured by mortgages covering our vessels.
(2)	$160.0 million of this amount will be used to pay a portion of the cash purchase price for the capital stock of the subsidiaries to be acquired by us from Navios Maritime. $1.3 million of this amount will be used to pay estimated financing fees and $3.7 million of this amount will be retained by our partnership for working capital.
(3)	Includes $10.0 million attributable to the 500,000 common units to be concurrently offered directly to our Chairman and Chief Executive Officer.

 Dilution

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of June 30, 2007, after giving effect to this offering of common units, the concurrent offering to Ms. Frangou, the application of the net proceeds in the manner described under ‘‘Use of Proceeds’’ and the formation and contribution transactions related to this offering, our net tangible book value would have been $(24.0) million, or $(1.30) per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before this offering and the concurrent offering to Ms. Frangou(1)	7.79
Decrease in net tangible book value per common unit attributable to new investors in this offering	(9.09)
Less: Pro forma net tangible book value per common unit after this offering and the concurrent offering to Ms. Frangou(2)		(1.30)
Immediate dilution in net tangible book value per common unit to new investors in this offering		$21.30

(1)	Determined by dividing the total number of units (7,621,843 subordinated units and the 2.0% general partner interest represented by 369,834 general partner units) to be issued to our general partner and its affiliates for their sale and contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units (10,500,000 common units, 7,621,843 subordinated units and the 2.0% general partner interest represented by 369,834 general partner units) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering and the concurrent offering to Ms. Frangou.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering and the concurrent offering to Ms. Frangou upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
General partner and its affiliates(1)(2)	7,991,677	43.2%	$188,148,000	47.3%
New investors(3)	10,500,000	56.8	210,000,000	52.7%
Total	18,491,677	100.0%	$398,148,000	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates, including Navios Maritime, will own an aggregate of 7,621,843 subordinated units and the 2.0% general partner interest represented by 369,834 general partner units. We will use the net proceeds of any exercise of the underwriters’ overallotment option to redeem a number of subordinated units from Navios Maritime equal to the number of units for which the underwriters exercise their overallotment option. If the underwriters exercise their overallotment option in full, our general partner and its affiliates, including Navios Maritime, will own an aggregate of 6,121,843 subordinated units and the 2.0% general partner interest represented by 369,834 general partner units, and new investors will own 12,000,000 common units.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2007 was $188.1 million.
(3)	Includes 500,000 common units to be concurrently offered directly to our Chairman and Chief Executive Officer.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read ‘‘Forward-Looking Statements’’ and ‘‘Risk Factors’’ for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of this offering, Navios Maritime will not own any of our outstanding common units and will own 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our new revolving credit facility that we will enter into in connection with the closing of this offering. Specifically, our new revolving credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. These financial tests are described in this prospectus in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of

‘‘Operations—Liquidity and Capital Resources—Revolving Credit Facility.’’ Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

We have a limited operating history upon which to rely with respect to whether we will have sufficient cash available for distributions to allow us to pay the minimum quarterly distributions on our common and subordinated units. While we believe, based on our financial forecast and related assumptions, that we will have sufficient cash to enable us to pay the full minimum quarterly distribution on all of our common and subordinated units for the year ending December 31, 2008, we may be unable to pay the full minimum quarterly distribution or any amount on our common units.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion or investment capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth strategy would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

The amount of the minimum quarterly distribution is $0.35 per unit, or $1.40 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering for one quarter and for four quarters will be approximately:

	No Exercise of the Underwriters’ Overallotment Option			Full Exercise of the Underwriters’ Overallotment Option
	Number of Units	Distributions		Number of Units	Distributions
		One Quarter	Four Quarters		One Quarter	Four Quarters
Common units	10,500,000	$3,675,000	$14,700,000	12,000,000	$4,200,000	$16,800,000
Subordinated units	7,621,843	2,667,645	10,670,580	6,121,843	2,142,645	8,570,580
General Partner interest(1)	369,834	129,442	517,768	369,834	129,442	517,768
Total	18,491,677	$6,472,087	$25,888,348	18,491,677	$6,472,087	$25,888,348

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will pay an initial quarterly distribution of $0.35 per unit for each complete quarter. Beginning with the quarter ending December 31, 2007, we will distribute, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We will adjust our first distribution for the period from the closing of this offering through December 31, 2007 based on the actual length of the period.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read ‘‘How We Make Cash Distributions—Subordination Period.’’ The amount of the minimum quarterly distribution is $0.35 per unit, or $1.40 per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

In general, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions, however, may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

In the sections that follow, we present in detail the basis for our belief that we will have sufficient available cash from operating surplus to pay our minimum quarterly distribution on all of our common and subordinated units for the year ending December 31, 2008. We present two tables consisting of:

•	Pro Forma Results of Operations for the year ended December 31, 2006 and Forecasted Results of Operations for the year ending December 31, 2008.

•	Pro Forma Cash Available for Distribution for the year ended December 31, 2006 and Forecasted Cash Available for Distribution for the year ending December 31, 2008.

Forecasted Results of Operations for the Year Ending December 31, 2008

We present below a forecast of the expected results of operations for Navios Maritime Partners L.P. for the year ending December 31, 2008. Our forecast presents, to the best of our knowledge and belief, the expected results of operations for Navios Maritime Partners L.P. for the forecast period.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2008. The assumptions disclosed in ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions’’ are those that we believe are significant to our forecasted results of operations. We believe that we have a reasonable basis for those assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined financial statements of Navios Maritime Partners Predecessor and our pro forma financial statements and the accompanying notes included elsewhere in this prospectus and together with ‘‘Management’s Discussion and Analysis of Financial Condition and

Results of Operations’’ and ‘‘Forward-Looking Statements.’’ The forecast has been prepared by and is the responsibility of the management of our partnership.

When considering our financial forecast, you should consider the risk factors and other cautionary statements included under the heading ‘‘Risk Factors’’ elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.

We are providing the financial forecast to supplement the historical combined financial statements of Navios Maritime Partners Predecessor and our pro forma combined financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the year ending December 31, 2008, at our stated initial distribution rate. Please read ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions’’ for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, we caution you not to place undue reliance on this information.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information. Our independent registered public accounting firm’s reports included in this prospectus relate to historical financial information of Navios Maritime Partners Predecessor, Navios Maritime Partners L.P. and Navios GP L.L.C. Those reports do not extend to the tables, and the related forecasted and pro forma financial information contained in this section and should not be read to do so.

Pro Forma Results of Operations for the Year Ended December 31, 2006

We present in the table below our unaudited pro forma combined results of operations for the year ended December 31, 2006, which are derived from our unaudited pro forma combined financial statements included in this prospectus beginning on page P-1. The unaudited pro forma combined results of operations are based on the historical combined financial statements of Navios Maritime Partners Predecessor included elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of the transactions described below. These unaudited pro forma combined financial statements should be read together with the sections entitled ‘‘Selected Historical and Pro Forma Financial and Operating Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the historical combined financial statements of Navios Maritime Partners Predecessor and the notes to those statements, as well as the full unaudited pro forma combined financial statements of Navios Maritime Partners L.P. and the notes thereto included elsewhere in this prospectus.

The pro forma data included herein is not indicative of forecasted financial results nor does it represent comparable results of operations.

NAVIOS MARITIME PARTNERS L.P.
PRO FORMA AND FORECASTED RESULTS OF OPERATIONS

	Pro Forma(1)	Forecast
	Year Ended December 31, 2006	Year Ending December 31, 2008
	(unaudited) (Inthousands,exceptperunitamounts)
Time charter and voyage revenues	$62,115	$68,681
Gain/(loss) on forward freight agreements	(2,923)	—
Time charter and voyage expenses	(16,243)	(10,248)
Direct vessel expenses	(6,952)	(8,695)
Depreciation and amortization	(11,142)	(9,854)
General and administrative expenses	(2,000)	(2,000)
Interest expense and finance cost	(9,970)	(11,355)
Interest income	—	185
Other income	61	—
Other expenses	(74)	—
Net income	$12,872	$26,714
General partner’s interest in net income	$257	$534
Limited partners’ interest:
Net income	$12,615	$26,180
Net income per:
– Common unit (basic and diluted)	$1.20	$1.44
– Subordinated unit (basic and diluted)	$—	$1.44
– Unit (basic and diluted)	$0.70	$1.44

(1)	The pro forma data included herein is not indicative of forecasted financial results nor does it represent comparable results of operations.

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Significant Pro Forma Assumptions

The unaudited pro forma combined results of operations for Navios Maritime Partners Predecessor for the year ended December 31, 2006 are presented to illustrate the assumed effects of the following events as if they occurred on January 1, 2006:

•	The Partnership’s entry into new time charter contracts relating to two Panamax vessels, Navios Prosperity and Navios Aldebaran, and the acquisition of an existing time charter contract related to one Capesize vessel, Fantastiks, which was part of Navios Maritime’s acquisition of Kleimar.

•	The Partnership’s entry into a management agreement with Navios ShipManagement pursuant to which Navios ShipManagement will provide certain commercial and technical management services to the Partnership for a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel.

•	The Partnership’s incurrence of additional debt of $165.0 million under a new revolving credit facility to be entered into in connection with the offering.

•	Navios Maritime’s assumption of $77.0 million of outstanding debt allocated to certain vessel owning subsidiaries prior to the transfer of such vessel owning subsidiaries to the Partnership.

•	The Partnership’s acquisition of all of the outstanding shares of capital stock of the Navios Maritime subsidiaries that own or have rights to eight vessels (Navios Alegria, Navios Libra II, Navios Gemini S, Navios Felicity, Navios Galaxy I, Navios Prosperity, Navios Aldebaran and Fantastiks) in exchange for:

–	7,621,843 subordinated units of the Partnership;

–	the issuance to Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime, of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights; and

–	the net proceeds of this offering and the concurrent offering to Ms. Frangou (approximately $195.4 million based on an assumed public offering price of $20.00 per common unit), and an additional $160.0 million of the $165.0 million the Partnership will borrow under its new credit facility.

•	The Partnership’s issuance of an aggregate of 10,500,000 common units (assuming no exercise of the underwriters’ overallotment option) at an assumed public offering price of $20.00 per common unit, resulting in aggregate gross proceeds to the Partnership of approximately $210.0 million.

•	The Partnership’s payment of estimated underwriting fees and other offering expenses of $14.6 million.

•	The Partnership’s incurrence of estimated general and administrative expenses of $2.0 million annually.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes of Navios Limited Partners L.P. present the forecasted results of operations of Navios Limited Partners L.P. for the year ending December 31, 2008, based on the assumption that:

•	Prior to the closing of the offering, Navios Maritime will contribute to us all of the outstanding shares of capital stock of one vessel-owning subsidiary in exchange for $83.9 million in subordinated units (4,195,000 subordinated units assuming an initial public offering price of $20.00 per common unit);

•	We will sell an aggregate of 10,500,000 common units, representing a 56.8% limited partner interest in us;

•	We will enter into a new revolving credit facility that will provide us with financing availability of up to $260.0 million and we will borrow $165.0 million thereunder upon the closing of the offering; and

•	At the closing of this offering, Navios Maritime will sell to us all of the outstanding shares of capital stock of the subsidiaries which own or have the rights to seven vessels in exchange for (i) all the net proceeds from this offering and the concurrent offering to Ms. Frangou ($195.4 million, assuming an initial public offering price of $20.00 per common unit), (ii) $160.0 million of the $165.0 million that we will borrow under our proposed new revolving credit facility, (iii) the issuance of approximately $68.5 million of additional subordinated units to Navios Maritime (3,426,843 subordinated units assuming an initial public offering price of $20.00 per common unit) and (iv) the issuance to Navios GP L.L.C of a 2.0% general partner interest in us and all of our incentive distribution rights, which will entitle it to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter.

The accompanying financial forecast is presented in accordance with the guidelines established by the American Institute of Certified Public Accountants.

Summary of Significant Accounting Policies

Organization.    We are a Marshall Islands limited partnership formed on August 7, 2007 to own and operate drybulk carriers. Our general partner is Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime.

Principles of Consolidation.    This financial forecast includes our accounts and those of our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates.    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting Currency.    The financial forecast is stated in U.S. Dollars because we operate in international shipping markets that typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in our consolidated statements of income.

Revenue Recognition.    Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Time Charter Expenses.    Time charter expenses comprise all expenses related to time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expenses.    Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs. Pursuant to the management agreement Navios ShipManagement will provide such services to us for a daily fee of $4,000 per owned Panamax vessel and of $5,000 per owned Capesize vessel which will be fixed for a period of two years following the closing of this offering.

Vessels, net.    Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. We estimate the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of Long Lived Assets.    Vessels, other fixed assets and other long lived assets held and used by us are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Deferred Financing Costs.    Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense.

Cash and Cash Equivalents.    We classify all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Income Taxes.    We are a Marshall Islands limited partnership. Pursuant to various treaties and the United States Internal Revenue Code, we believe that substantially all of our operations are exempt from income taxes in the Marshall Islands and in the United States.

Summary of Significant Forecast Assumptions

Vessels.    The forecast assumes 12 months of operations for the five owned vessels in our fleet as well as one of our chartered-in vessels (Navios Prosperity). The forecast assumes that the purchase option on one of our chartered-in vessels (Fantastiks) will be exercised on March 31, 2008 and therefore assumes operation on this vessel for three months as a chartered-in vessel and nine months as an owned vessel. The forecast assumes the delivery of our additional chartered-in vessel, Navios Aldebaran, on March 1, 2008.

Time Charter and Voyage Revenues.    Our forecast assumptions are based on contracted daily charter rates for each vessel (as set forth in the table below) and 362 days per calendar year of expected operations for each vessel under time charter. All of the vessels in our fleet are hired out under time charters and we intend to continue to hire out our vessels under time charters.

In determining the forecasted number of unscheduled off-hire days, we have assumed that unscheduled off-hire for our vessels will be four days per vessel which represents utilization of 98.9%. Navios Maritime’s historical utilization was 99.5% and 100% for the year ended December 31, 2006 and six months ended June 30, 2007, respectively. We expect to drydock our vessels under time charter five years from the completion of construction and every 30 months thereafter. We do not expect any drydocking in the forecast period. The amount of actual off-hire time depends upon, among other things, the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Vessel	Year Built	Capacity (Dwt)	Ownership	Original Charter Expiration Date/ New Charter Expiration Date(1)	Original Charter-Out Rate/New Charter-Out Rate Per Day(2)
Initial Fleet:
Fantastiks	2005	180,265	Chartered-in(3)	March 2011	$32,279
Navios Alegria	2004	76,466	100%	December 2007/ December 2010	$19,475/ $23,594
Navios Felicity	1997	73,867	100%	April 2008/ April 2013	$9,595/ $26,169
Navios Galaxy I	2001	74,195	100%	January 2008/ January 2018	$24,062/ $21,937
Navios Gemini S	1994	68,636	100%	February 2009/ February 2014	$19,523/ $24,225
Navios Libra II	1995	70,136	100%	December 2007/ December 2010	$21,613/ $23,513
Navios Prosperity	2007	82,535	Chartered-in(4)	June 2012	$24,000
Newbuilding(5):
Navios Aldebaran	Expected delivery March 2008	76,500	Chartered-in(6)	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.
(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.
(3)	Fantastiks is chartered-in through March 2013 and we will have options to extend for four one-year periods. We have the option to purchase the vessel beginning in March 2008 at a purchase price that is initially $34.2 million, declining pro rata by $1.7 million per calendar year. We have assumed we will exercise the option to purchase Fantastiks in March 2008 at a purchase price of $34.2 million.
(4)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($31.7 million), declining pro rata by 145 million Yen ($1.21 million) per calendar year.
(5)	Does not include Navios TBN I, which we have agreed to acquire from Navios Maritime upon its anticipated delivery in June 2009.
(6)	We have assumed that Navios Aldebaran will be delivered in March 2008. Navios Aldebaran will be chartered-in for seven years and we will have options to extend for two one-year periods. We will have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($30.0 million) declining pro rata by 150 million Yen ($1.25 million) per calendar year.

Time Charter Hire Expense.    Our forecast assumes time charter hire expense per chartered-in vessel will be based on the number of available days for each chartered-in vessel during the year (based on the estimated delivery date of each vessel and assuming four unscheduled off-hire days per vessel) multiplied by the applicable charter hire expense rate set forth in the charter-in contract of each vessel. The average forecasted daily charter hire expense is $13,609 per chartered-in vessel.

Direct Vessel Expenses.    Our forecast assumes vessel operating expenses per owned Panamax vessel will be equal to the number of days in the year, multiplied by $4,000 and per owned Capesize vessel will be equal to the number of days in the year, multiplied by $5,000. Direct vessel expenses with respect to the chartered-in vessels in our fleet are borne by the owner of each of the chartered-in vessels. The costs to us of operating the chartered-in vessels are paid to the owner of each chartered-in vessel in our fleet as part of our daily charter-in rate included in our time charter hire expense. Direct vessel expenses reflect the costs charged by Navios ShipManagement for the provision of technical and commercial services. Pursuant to the five-year management agreement the Partnership will enter into with Navios ShipManagement, such services will be provided at a daily rate of $4,000 per owned Panamax vessel and of $5,000 per owned Capesize vessel which will be fixed for a period of two years after the closing of this offering. Under the management agreement, we will be required to pay additional fees to Navios ShipManagement for additional costs incurred by it in some circumstances. Please read ‘‘Certain Relationships and Related Party Transactions—Management Agreement.’’ We have assumed we will incur no additional fees during the forecast period. As a result, this forecast could vary significantly if any additional fees are incurred.

Depreciation and Amortization.    Depreciation of the owned vessels is based on their historical cost to the vessel-owned subsidiaries (which consists of the contract price and any material expenses incurred upon acquisition, improvements and delivery expenses). Depreciation is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual value. Management estimates the useful life of the vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. Our forecast for depreciation expense assumes that Fantastiks will be purchased on March 31, 2008. Our forecast assumes no other vessels are purchased or sold during the year ending December 31, 2008.

Amortization of intangible assets is based on their valuation following the acquisition of Kleimar by Navios in February 2007, in a process that included the use of independent appraisers. Our forecast assumes amortization expense on the intangible assets (favorable lease terms associated with our charter-in contract) and liabilities (unfavorable lease terms associated with our charter-out contract) relating to Fantastiks. Amortization is calculated using straight-line method over the useful life of the favorable (10.16 years) and unfavorable lease term (4.24 years) accordingly. Our forecast assumes calculation of amortization expense for the favorable leases until the exercise of the purchase option of the vessel (March 31, 2008) and for the unfavorable leases over the useful life of the unfavorable lease.

General and Administrative Expenses.    Our forecast assumes we will incur $2.0 million of total general and administrative expenses per year. We have assumed that the expenses to be incurred for estimated incremental general and administrative expenses, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent’s fees, directors and officer liability insurance costs and directors compensation and travel expenses, will be $2.0 million on an annual basis for each period.

At the closing of this offering, we will enter into an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement will provide certain administrative management services to us. The agreement has an initial term of five years from the closing date of this offering. We will reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Interest Expense.    We have assumed that upon the closing of the offering we will borrow $165.0 million of the $260.0 million under our new credit facility at an interest rate of 5.75% (LIBOR plus 80 basis points), which is based on using 4.95% as the expected 1-year LIBOR. On March 31, 2008, we have assumed we will borrow an additional $34.2 million under our new credit facility in order to finance the acquisition of Fantastiks. Also included in interest expense are administrative fees associated with the new credit facility of $20,000 per year and associated commitment fees that we have assumed will equal 35 basis points per annum on the undrawn portion of our new credit facility.

Interest Income.    We have assumed that we will maintain a minimum cash balance of $3.7 million throughout the forecast period and that this cash balance will earn interest at an average rate of 5.0%.

Replacement Reserve.    Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Please read ‘‘How We Make Cash Distributions—Operating Surplus and Capital Surplus—Capital Expenditures’’ for more detail. Scheduled drydocking expenditures for our vessels are included in the fixed daily fee of $4,000 per owned Panamax vessel and of $5,000 per owned Capesize vessel we pay pursuant to our management agreement for the first two years. The amount of $9.5 million for the year ending December 31, 2008 of estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) the lesser of the current market value per vessel and the current market price to purchase a newbuilding vessel of similar size and specifications which we estimate to be $47.5 million for Panamax vessels and $89.0 million for Capesize vessels, (ii) a 25-year useful life and (iii) a 7.0% net investment rate. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read ‘‘Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.’’

Regulatory, Industry and Economic Factors.    We forecast for the year ending December 31, 2008 based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business.

•	no material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which we operates resulting from production disruptions, reduced demand for drybulk commodities or significant changes in the market prices of drybulk commodities; and

•	no material changes to market or overall economic conditions.

Comparison of Pro Forma Results of Operations to Forecasted Results of Operations

Time Charter and Voyage Revenues.    Forecasted time charter and voyage revenues for the year ending December 31, 2008 are approximately $6.6 million greater than the pro forma results for the year ended December 31, 2006, primarily as a result of an increase of $8.3 million from renewed time charters at higher rates, which occurred, or are contracted to occur. This forecasted increase in time charter and voyage revenues is partially offset by a $1.7 million decrease due to the fact that for the pro forma results we have assumed that the long-term chartered-in vessels were delivered at the beginning of the year, while in the forecasted results, the chartered-in vessel, Navios Aldebaran, is assumed to be delivered on March 1, 2008.

Time Charter Hire Expense.    Forecasted time charter hire expense for the year ending December 31, 2008 is approximately $6.0 million lower than the pro forma results for the year ended December 31, 2006, primarily as a result of a decrease in charter-in days of the fleet in the forecasted period giving effect to lower forecasted charter-hire expenses of $5.1 million. For the pro forma results we have assumed that the long-term chartered-in vessels were delivered at the beginning of the year, while in the forecasted results, the chartered-in vessel, Navios Aldebaran, is assumed to be delivered on March 1, 2008 and the chartered-in vessel, Fantastiks, is assumed to be acquired on March 31, 2008. In addition, $0.9 million in the pro forma results relate to time charter hire expenses of Navios Galaxy I which was acquired on March 23, 2006.

Direct Vessel Expenses.    Forecasted vessel operating expenses for the year ending December 31, 2008 is approximately $1.7 million greater than the pro forma results for the year ended December 31, 2006, primarily as a result of an increase in operating days of our owned vessels in 2008. Navios Gemini S and Navios Galaxy I were delivered to us on January 5, 2006 and on March 23, 2006, respectively, and therefore the total operating days amounted to 360 and 283, respectively, for 2006, while for 2008, direct vessel expenses have been calculated based on 366 days for both vessels. In addition, we have assumed the delivery of Fantastiks on March 31, 2008 and therefore, there were no operating days in 2006, while for 2008, total operating days were 275.

Depreciation and Amortization.    Forecasted depreciation and amortization for the year ending December 31, 2008 is approximately $1.3 million lower than the pro forma depreciation and amortization for the year ended December 31, 2006, primarily as a result of the calculation of depreciation and amortization expense for Fantastiks. In the pro forma calculations, Fantastiks is treated as a chartered-in vessel and we calculate amortization expense for the year ended December 31, 2006 on the value of its favorable and unfavorable lease terms (over 10.16 and 4.24 years, respectively). In the forecasted period, assuming the acquisition of the vessel on March 31, 2008, Fantastiks is treated as a chartered-in vessel until the day of the acquisition and as an owned vessel until the end of the forecasted period during which we calculate depreciation expense based on the cost of the vessel over its remaining useful life.

General and Administrative Expenses.    Forecasted general and administrative expenses for the year ending December 31, 2008 are the same as the pro forma results for the year ended December 31, 2006.

Interest Expense and Finance Cost.    Forecasted interest expense for the year ending December 31, 2008 is approximately $1.4 million greater than the pro forma results for the year ended December 31, 2006, primarily as a result of the interest expense calculated on the additional amount of $34.2 million expected to be drawn under our proposed new credit facility on March 31, 2008 in order to exercise the purchase option on Fantastiks, which is reflected in our forecast, but not in our pro forma results of operations.

Interest Income.    Forecasted interest income for the year ending December 31, 2008 is approximately $0.2 million greater than the pro forma results for the year ended December 31, 2006, primarily as a result of interest earned on our forecasted cash balance of $3.7 million.

FFA Gains/(Losses).    Forecasted FFA losses for the year ending December 31, 2008 is approximately $2.9 million lower than the pro forma results for the year ended December 31, 2006, due to the fact that we do not intend to enter into any FFA trades in the future.

Forecast of Compliance with Debt Covenants.    Our ability to make distributions could be affected if we do not remain in compliance with the covenants of our new revolving credit facility. There are certain financial covenants that govern our credit facility. Our leverage covenant requires us to have, as of the date of any distribution a ratio of total liabilities to total tangible assets of no more than 0.75 to 1.00. Our EBITDA coverage covenant requires that EBITDA (as defined in our credit facility) is at least 2.0 times our interest expense for the four quarters immediately prior to the distribution. Our credit facility has additional covenants that are not set out in the table below, including a requirement that we maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the credit facility) of at least $5,000,000 per year (increasing by $8.0 million per year until it reaches, and must thereafter be maintained at, $37.0 million) that we maintain a tangible net worth of at least $120.0 million and that the Market Value of our vessels be at least 143% of the credit facility. We have assumed we will be in compliance with such covenants and that there will be no change in the Market Value of our vessels. Please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.’’ The table below outlines the calculations for our leverage covenant and our EBITDA coverage covenant and our forecasted compliance during the forecast period, assuming no exercise of the underwriters’ overallotment option.

	As at/Year Ending December 31, 2008
	(Dollars in millions)
Total liabilities	$204.5
Total tangible assets(1)	546.3
EBITDA(2)	47.7
Interest expense	11.4
Ratio of EBITDA/interest expense(2)	4.2	x

(1)	For purposes of calculating total tangible assets, the value ascribed to our vessels will be Market Value as determined under our credit facility. Such Market Value will be determined on a quarterly basis by two independent brokers on the basis of the vessel being sold (i) for prompt delivery, (ii) for cash, (iii) on a charter free basis and (iv) at arm’s length on normal commercial terms, but, for purposes of this forecast we have assumed no change in Market Value.
(2)	Under our credit facility, EBITDA means, in respect of the relevant period, the aggregate amount of consolidated or combined pre-tax profits of us and our subsidiaries (whether direct or indirect and including, but not limited to, each vessel-owning subsidiary) before extraordinary or exceptional items, depreciation, interest, repayment of principal in respect of any loan, rentals under finance leases and similar charges payable.

Pro Forma and Forecasted Cash Available for Distribution

If we had completed the transactions contemplated in this prospectus on January 1, 2006 as a publicly traded partnership, pro forma cash available for distribution generated during the year ended December 31, 2006 would have been approximately $14.6 million. This amount would be sufficient to pay only 96.0% of the minimum quarterly distribution of $0.35 per unit on our common units and would have not allowed us to pay any distributions on the subordinated units for the year ended December 31, 2006.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2006, the amount of cash available for distribution that would have been available for distributions to our unitholders, assuming that this offering and the related transactions had been consummated on January 1, 2006.

The table below also sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the forecasted results of operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the year ending December 31, 2008 will be approximately $27.2 million. This amount would be sufficient to pay 100.0% of the minimum quarterly distribution of $0.35 per unit on all of our common units and subordinated units for the four quarters ending December 31, 2008.

You should read ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions’’ included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $0.35 per unit per quarter ($1.40 per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. Our independent registered public accounting firm has not examined, compiled, or otherwise applied procedures to our financial forecast and the forecast of cash available for distribution set forth below and, accordingly, do not express an opinion or any other form of assurance on it.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity calculated in accordance with GAAP.

When considering our forecast of cash available for distribution for the year ending December 31, 2008, you should keep in mind the risk factors and other cautionary statements under the headings ‘‘Forward-Looking Statements’’ and ‘‘Risk Factors’’ and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

NAVIOS MARITIME PARTNERS L.P.
PRO FORMA AND FORECASTED CASH AVAILABLE FOR DISTRIBUTION

	Pro Forma(1)	Forecast(2)
	Year Ended December 31, 2006	Year Ending December 31, 2008
	(unaudited) (Inthousands,exceptperunitamounts)
Time charter and voyage revenues	$62,115	$68,681
FFA gains/(losses)	(2,923)	—
Time charter and voyage expenses	(16,243)	(10,248)
Direct vessel expenses	(6,952)	(8,695)
Depreciation and amortization	(11,142)	(9,854)
General and administrative expenses	(2,000)	(2,000)
Interest expense and finance cost	(9,970)	(11,355)
Interest income	—	185
Other income	61	—
Other expenses	(74)	—
Net income	$12,872	$26,714
Adjustments to reconcile net income to Estimated EBITDA
Add:
Depreciation and amortization	11,142	9,854
Interest expense and finance cost	9,970	11,355
Interest income	—	(185)
Estimated EBITDA(3)	33,984	47,738
Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	(9,840)	(11,225)
Cash interest income	—	185
Expansion capital expenditures	—	(34,200)
Replacement capital expenditures reserve	(9,515)	(9,515)
Add:
Borrowings to fund expansion capital expenditures(4)	—	34,200
Estimated cash available for distribution	$14,629	$27,183
Per unit minimum annual distribution	$1.40	$1.40
Annual distributions to(5):
Common units	14,700	14,700
Subordinated units held by affiliates of our general partner	10,671	10,671
General partner units held by our general partner	518	518
Total minimum annual cash distributions(6)	$25,889	$25,889
Excess (shortfall) of cash available for distributions over the minimum annual distributions	$(11,260)	$1,294
Calculation of minimum estimated EBITDA necessary to pay minimum annual cash distributions
Estimated EBITDA	$33,984	$47,738
Less:
(Excess) shortfall of cash available for distributions over minimum annual distributions	11,260	(1,294)
Minimum estimated EBITDA necessary to pay minimum annual cash distributions	$45,244	$46,444

(1)	The pro forma data included herein is not indicative of forecasted financial results nor does it represent comparable results of operations.

(2)	The forecasted column is based on the assumptions set forth in ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.’’
(3)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under GAAP, but is a measure that management believes is highly correlated to cash flow and useful for the purpose of reconciling expected cash earnings to cash available for distribution. Additionally, EBITDA will be used as a supplemental financial measure by management and by external users of our financial statements, such as investors, for the reasons discussed below.
EBITDA will allow us to measure the financial and operating performance of our assets without regard to financing methods, capital structure or the accounting effects of capital expenditures and acquisitions. For instance, our net income will be affected by whether we finance assets or operations with debt or equity. Likewise, our net income will be affected by our assets’ depreciation or amortization schedules. We anticipate that investors will use EBITDA as an indication of significant future operating cash inflows. By reviewing our earnings before the impact of interest, taxes, depreciation and amortization, we, our investors and others will be able to understand the performance of our assets and operations on a more comparable basis from period to period and against the performance of other companies in our industry.
EBITDA should not be considered an alternative to net income, cash flows from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented above may not be comparable to similarly titled measures of other companies.

The following table reconciles our pro forma and forecasted EBITDA to our pro forma and forecasted net cash provided by operating activities for the periods presented.

        EBITDA Reconciliation to Cash from Operations

        (in thousands of U.S. Dollars)

	Pro forma	Forecast
	Year Ended December 31, 2006(a)	Year ending December 31, 2008(b)
	(unaudited)	(unaudited)
Net cash provided by operating activities	$14,496	$36,698	(c)
Net increase (decrease) in operating assets	10,102	—
Net (increases) decrease in operating liabilities	(833)	—
Net interest cost	9,970	11,170
Deferred finance charges	(130)	(130)
Provision for losses on accounts receivable	(211)	—
Payments for drydock and special survey costs	590	—
EBITDA	$33,984	$47,738

Other cash flow information:
Net cash used in investing activities	(36,985)	(34,200	)(d)
Net cash (used in)/provided by financing activities	26,189	8,311	(e)
(a)	The pro forma column is based on the assumptions set forth in detail in the unaudited pro forma combined financial statements and forecasted cash flow assumptions contained elsewhere in this prospectus.
(b)	The forecast column is based on the assumptions set forth in ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.’’

(c)	Net cash provided by operating activities is based on the assumptions set forth in ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions’’ and is calculated as set forth below.

Forecast
Year Ending December 31, 2008
(unaudited)
Net income	$26,714
Depreciation and amortization	9,854
Deferred finance charges	130
Net cash provided by operating activities	$36,698
(d)	Net cash used in investing activities is based on the assumptions set forth in ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions’’ and is calculated as set forth below.

Forecast
Year Ending December 31, 2008
(unaudited)
Expansion capital expenditures	$(34,200)
Net cash used in investing activities	$(34,200)
(e)	Net cash provided by financing activities is based on the assumptions set forth in ‘‘—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions’’ and is calculated as set forth below.

Forecast
Year Ending December 31, 2008
(unaudited)
Borrowings to fund expansion capital expenditures	$34,200
Minimum annual cash distribution	(25,889)
Net cash provided by financing activities	$8,311
(4)	Represents borrowings under our new credit facility used to fund the exercise of the purchase option for Fantastiks.
(5)	Assumes the underwriters’ option to purchase additional common units is not exercised. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem subordinated units from Navios Maritime. The number of subordinated units redeemed would equal the number of common units for which the underwriters exercise their over-allotment option.
(6)	Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our minimum quarterly distribution rate of $0.35 per unit.

How We Make Cash Distributions

Distributions of Available Cash

General

Within approximately 45 days after the end of each quarter, beginning with the quarter ending December 31, 2007, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through December 31, 2007 based on the actual length of the period.

Definition of Available Cash

We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

–	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

–	comply with applicable law, any of our debt instruments, or other agreements; or

–	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2.0% general partner interest is approximately $25.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our the new revolving credit agreement that we will enter into in connection with this offering. Please read ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility’’ for a discussion of the restrictions to be included in our new credit agreement that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either ‘‘operating surplus’’ or ‘‘capital surplus.’’ We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

We define operating surplus in the glossary, and for any period it generally means:

•	$20.0 million; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of this offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction, replacement or improvement of a capital asset such as a vessel during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) after the closing of this offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance and replacement capital expenditures or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance and replacement capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $20.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes.

Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing from period to period, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In the partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as ‘‘estimated maintenance capital expenditures.’’ The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read ‘‘Our Cash Distribution Policy and Restrictions on Distributions.’’

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent Navios Maritime from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

We also define capital surplus in the glossary, and it generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period

We define the subordination period in the glossary. Except as described below under ‘‘—Early Termination of Subordination Period,’’ the subordination period will extend until the first day of any quarter, beginning after December 31, 2011, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the ‘‘adjusted operating surplus’’ (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before December 31, 2011.

Early Termination of Subordination Period

The subordination period will automatically terminate and the subordinated units will convert into common units on a one-for-one basis if the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.10 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination; and

•	the ‘‘adjusted operating surplus’’ (as defined below) generated during the four-quarter period immediately preceding the date of determination equaled or exceeded the sum of a distribution of $2.10 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance and replacement capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of Adjusted Operating Surplus

We define adjusted operating surplus in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; less

•	any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; plus

•	any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in ‘‘—Incentive Distribution Rights’’ below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in ‘‘—Incentive Distribution Rights’’ below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017. See ‘‘The Partnership Agreement—Transfer of Incentive Distribution Rights.’’ Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the ‘‘first target distribution’’);

•	second, 85.0% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the ‘‘second target distribution’’);

•	third, 75.0% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.525 per unit for that quarter (the ‘‘third target distribution’’); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98.0%	2.0%
First Target Distribution	up to $0.4025	98.0%	2.0%
Second Target Distribution	above $0.4025 up to $0.4375	85.0%	15.0%
Third Target Distribution	above $0.4375 up to $0.525	75.0%	25.0%
Thereafter	above $0.525	50.0%	50.0%

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering and the concurrent offering to Ms. Frangou, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional clauses or equity securities.

Effect of a Distribution From Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering and the concurrent offering to Ms. Frangou, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•	second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit, an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Selected Historical and pro forma Financial and Operating Data

The following table presents in each case for the periods and at the dates indicated:

•	historical financial and operating data of Navios Maritime Partners Predecessor; and

•	pro forma financial data of Navios Maritime Partners L.P.

We have derived the selected historical financial data as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the periods from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005, and the year ended December 31, 2004 from our audited predecessor combined financial statements appearing elsewhere in this prospectus. The selected historical financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are derived from our unaudited predecessor combined financial statements appearing elsewhere in this prospectus, which in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for fair presentation of that information. The summary historical financial data as of December 31, 2002 and 2003 and for the year ended December 31, 2002 and 2003 are derived from our unaudited predecessor combined financial statements. The predecessor combined financial statements included in the prospectus have been carved out of the consolidated financial statements of Navios Maritime, which operated one of the drybulk vessels that we will acquire in connection with this offering during the year ended December 31, 2004 and the period from January 1, 2005 to August 25, 2005, owned three and operated four of the drybulk vessels that we will acquire in connection with this offering during the period from August 26, 2005 to December 31, 2005, owned and operated five of the drybulk vessels that we will acquire in connection with this offering during the year ended December 31, 2006 and owned five and operated seven of the drybulk vessels that we will acquire in connection with this offering during the six months ended June 30, 2007. Results of operations have been included from the respective dates that (i) the vessel-owning subsidiaries were acquired or when rights to operate vessels were obtained by Navios Maritime or (ii) at the inception of charter-in agreements for chartered-in vessels. Navios Maritime’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries to be acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. In accordance with standard shipping industry practice, Navios Maritime did not obtain from the seller historical operating data for the acquired vessels, as that data was not material to the decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before Navios Maritime acquired them.

We have derived the selected pro forma financial data of Navios Maritime Partners L.P. as of June 30, 2007 and for the year ended December 31, 2006 and the six months ended June 30, 2007 from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2006 and the six months ended June 30, 2007 assumes this offering and the related transactions and the concurrent offering to Ms. Frangou occurred on January 1, 2006. The pro forma balance sheet assumes this offering and the related transactions and the concurrent offering to Ms. Frangou occurred on June 30, 2007. The pro forma financial data may not be comparable to the historical financial data for the reasons set forth in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.’’ A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements, unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	Historical(1)								Pro Forma
	Predecessor Year Ended December 31, 2002	Predecessor Year Ended December 31, 2003	Predecessor Year Ended December 31, 2004	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006	Successor Six Months Ended June 30,		Year Ended December 31, 2006	Six Months Ended June 30, 2007
							2006	2007
	(unaudited)						(unaudited)		(unaudited)
		(In thousands of U.S. dollars, except per unit and fleet data)
Income Statement Data:
Time charter and voyage revenue	$3,873	$3,799	$3,715	$5,780	$3,451	$31,549	$16,064	$23,177	$62,115	$33,292
Loss on forward freight agreements	—	—	—	—	—	(2,923)	(460)	—	(2,923)	—
Time charter and voyage expenses	(3,422)	(3,382)	(3,387)	(2,305)	(1,266)	(1,344)	(1,131)	(2,698)	(16,243)	(7,827)
Direct vessel expenses	—	—	—	—	(69)	(5,626)	(2,554)	(3,055)	(6,952)	(3,620)
Management fees	(92)	(439)	(392)	(284)	(168)	(698)	(496)	(521)	—	—
General and administrative expenses	—	—	—	—	—	—	—	—	(2,000)	(1,000)
Depreciation and amortization	—	—	—	—	(948)	(8,035)	(4,106)	(5,264)	(11,142)	(5,545)
Interest expense and finance cost, net	—	—	—	—	(81)	(6,286)	(2,967)	(2,497)	(9,970)	(4,946)
Other income	—	—	—	—	—	61	147	27	61	27
Other expense	—	—	—	—	—	(74)	(48)	(46)	(74)	(46)
Net income before taxes	359	(22)	(64)	3,191	919	6,624	4,449	9,123	12,872	10,335
Income tax	—	—	—	—	—	—	—	486	—	—
Net income	$359	$(22)	$(64)	$3,191	$919	$6,624	$4,449	$9,609	$12,872	$10,335
General partner’s interest in net income									$257	$207
Limited partners’ interest in net income									12,615	10,128
Pro forma net income per common unit, basic and diluted									$1.20	$0.70
Pro forma net income per subordinated unit, basic and diluted									—	0.36
Pro forma weighted average number of common units outstanding, basic and diluted									10,500,000	10,500,000
Pro forma weighted average number of subordinated units outstanding, basic and diluted									7,621,843	7,621,843
Balance Sheet Data (at end of period):
Vessels, net	$—	$—	$—		$96,296	$143,834		$139,905		$139,905
Total assets	901	925	1,080		118,986	152,243		220,990		206,054
Owner’s net investment	594	573	509		49,078	70,902		114,213
Partners’ equity
General Partner										(7,741)
Limited Partners										35,889
Cash Flow Data:
Net cash provided by operating activities	$—	$—	$—	$—	$520	$14,496	$387	$1,444
Net cash used in investing activities	—	—	—	—	(76,058)	(36,985)	(36,985)	—
Net cash provided by financing activities	—	—	—	—	75,538	22,489	36,598	(1,444)
Fleet Data:
Vessels at end of period(2)	1	1	1	1	4	5	5	7

(1)	On August 25, 2005, ISE acquired Navios Maritime through the purchase of all of the outstanding shares of common stock of Navios Maritime. Simultaneously with the acquisition, ISE effected a reincorporation through a downstream merger with and into Navios Maritime, in order to become a Marshall Islands corporation, as it exists today. The carved out results of operations prior to August 26, 2005 are labeled as ‘‘Predecessor’’ and the carved out results of operations from August 26, 2005 forward are labeled as ‘‘Successor.’’
(2)	Includes owned and chartered-in vessels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the combined predecessor financial statements and related notes of Navios Maritime Partners L.P. included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with GAAP and are presented in U.S. Dollars. Any amounts converted from Euros or another non-U.S. currency to U.S. Dollars in this prospectus are at the rate applicable at the balance sheet date.

Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. Please read ‘‘Forward-Looking Statements’’ for more information. You should also review the ‘‘Risk Factors’’ for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements. Yen amounts translated to U.S. Dollars, unless otherwise indicated, have been translated at a rate of 120 Yen per $1.00. Such translation is solely for convenience and should not be construed as representations that the Yen amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or any other rate. Unless otherwise indicated, all data regarding our fleet is as of June 30, 2007.

Overview

We are an international owner and operator of drybulk carriers, formed in August 2007 by Navios Maritime Holdings Inc., a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. In connection with the closing of this offering, through a series of transactions, we will acquire all of the capital stock of the subsidiaries of Navios Maritime that own or have rights to eight vessels as follows:

•	Prior to the closing of the offering, Navios Maritime will contribute to us all of the outstanding shares of the capital stock of one vessel-owning subsidiary in exchange for $83.9 million in subordinated units (4,195,000 subordinated units assuming an initial public offering price of $20.00 per common unit);

•	We will sell 10,500,000 common units, representing a 56.8% limited partner interest in us;

•	We will enter into a new revolving credit facility that will provide us with financing availability of up to $260.0 million, and we will borrow $165.0 million thereunder upon the closing of the offering; and

•	At the closing of this offering, Navios Maritime will sell to us all of the outstanding shares of capital stock of the subsidiaries which own or have the rights to seven vessels in exchange for (i) all of the net proceeds from this offering and the concurrent offering to Ms. Frangou ($195.4 million assuming an initial public offering price of $20.00 per common unit), (ii) $160.0 million of the $165.0 million that we will borrow under our new revolving credit facility, (iii) the issuance of approximately $68.5 million of additional subordinated units to Navios Maritime (3,426,843 subordinated units assuming an initial public offering price of $20.00 per common unit) and (iv) the issuance to Navios GP L.L.C. of a 2.0% general partner interest in us and all of our incentive distribution rights, which will entitle it to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter.

In addition, at or prior to the closing of the offering, we will enter into the following agreements:

•	A share purchase agreement with Navios Maritime, pursuant to which we will acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009;

•	A management agreement with Navios ShipManagement pursuant to which Navios ShipManagement will agree to provide us commercial and technical management services for a term of five years from the closing of the offering in exchange for a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for the initial two years and thereafter for a reimbursement of its actual operating costs and expenses;

•	An administrative services agreement with Navios ShipManagement for a term of five years, pursuant to which Navios ShipManagement will agree to provide us administrative services in return for a reimbursement of its reasonable costs and expenses; and

•	An omnibus agreement with Navios Maritime, our general partner and others, governing, among other things:

—	when we and Navios Maritime may compete with each other; and

—	certain rights of the first offer on certain drybulk carriers.

For further details on our agreements with Navios Maritime and Navios ShipManagement, please read ‘‘Certain Relationships and Related Party Transactions.’’

Navios Maritime acquired three of the owned vessels in our initial fleet in December 2005 (Navios Libra II, Navios Alegria and Navios Felicity), and the fourth owned vessel in January 2006 (Navios Gemini S). The fifth owned vessel was acquired in March 2006 (Navios Galaxy I), however it was included as a chartered-in vessel since its delivery to Navios in June 2001. The sixth vessel in our initial fleet (Fantastiks, which was part of Navios Maritime’s acquisition of Kleimar) has been included in the fleet as a chartered-in vessel since its acquisition date in February 2007 and the seventh vessel in our initial fleet (Navios Prosperity) has been chartered-in by Navios Maritime since its delivery in June 2007. Accordingly, the historical results discussed below, and the historical financial statements and related notes of what we refer to as ‘‘Navios Maritime Partners Predecessor’’ included elsewhere in this prospectus, present operating results (for Navios Galaxy I, results as a chartered-in vessel have been included for periods prior to its acquisition in March 2006) of the five vessels owned for the periods beginning on from the dates of delivery of the vessels as described below to the wholly owned subsidiaries of Navios Maritime from which we will acquire the vessels upon the closing of this offering and two chartered-in vessels, for the period beginning on the dates of delivery of the vessels as described below to Navios to June 30, 2007.

Period for which Historical Results are Presented
Vessel Name	Vessel Owning Subsidiary	2004	2005	2006	2007
Owned vessels:
Navios Libra II	Libra Shipping Enterprises Corporation	—	December 22 to December 31	January 1 to December 31	January 1 to June 30
Navios Alegria	Alegria Shipping Corporation	—	December 22 to December 31	January 1 to December 31	January 1 to June 30
Navios Felicity	Felicity Shipping Corporation	—	December 27 to December 31	January 1 to December 31	January 1 to June 30
Navios Gemini S	Gemini Shipping Corporation	—	—	January 5 to December 31	January 1 to June 30
Navios Galaxy I	Galaxy Shipping Corporation	—	—	March 23 to December 31	January 1 to June 30
Chartered-in vessels:
Navios Galaxy I	Chartered-in vessel	January 1 to December 31	January 1 to December 31	January 1 to March 22	—
Fantastiks	Chartered-in vessel	—	—	—	February 2 to June 30
Navios Prosperity	Chartered-in vessel	—	—	—	June 19 to June 30

Our historical results of operations and cash flows are not indicative of the results of operations or cash flows to be expected from any future period. Because these vessels were operated as part of Navios Maritime during the historical periods presented, the vessels were operated in a different manner than they will be in the future. For example, operating expenses during the periods presented represented actual costs incurred in operating the vessels, whereas we will pay a fixed management fee to our vessel manager that will cover our vessel operating expenses for a period of two years following the closing of this offering. In addition, the financing arrangements with respect to our vessels in place at June 30, 2007 are not representative of the financing arrangements we will enter into in connection with this offering.

For more detail on the differences between our historical results and expected future results, please read ‘‘—Results of Operations’’ below. For more detail on our expected future operations, please read ‘‘Our Cash Distribution Policy and Restrictions on Distributions.’’

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our initial fleet are chartered out under time charters, which range in length from three to five years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the six months ended June 30, 2007, Cargill International SA, The Sanko Steamship Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime e di Salvataggi accounted for 34.2%, 22.7%, 20.0% and 14.9%, respectively, of our revenue. For the year ended December 31, 2006, Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and COSCO Bulk Carrier Co., Ltd. accounted for 42.9% (for two charters), 25.0%, 10.2% and 10.1%, respectively, of our revenue. For the year ended December 31, 2005, Mitsui O.S.K. Lines, Ltd. accounted for approximately 94.8% of our revenue. For the year ended December 31, 2004, COSCO Bulk Carrier Co., Ltd. accounted for approximately 96.5% of our revenue.

We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement (which provides for a fixed management fee for an initial term of approximately two years from the closing of this offering) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

Upon the closing of this offering and the delivery of Navios Aldebaran in March 2008 and the Navios TBN I in June 2009, our nine vessels will be chartered to seven different customers. We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Please read ‘‘Business-Time Charters’’

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable that the charter that has been terminated. However, we believe that if any one of our current charters were terminated, we could recharter the vessel in an expeditious manner at a favorable rate, based on current conditions in the drybulk carrier market. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Under the management agreement that we will enter into with Navios ShipManagement in connection with the closing of this offering, Navios ShipManagement will bear all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, Navios ShipManagement will be responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement will be five years from the closing of this offering, and we will pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for the first two years of the term of that agreement. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary costs. Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as ‘‘acts of God’’ outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Payment of any extraordinary fees or expenses to Navios ShipManagement could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Please read ‘‘Certain Relationships and Related Party Transactions—Management Agreement’’ for more information on the management agreement.

Administrative Services

Under the administrative services agreement that we will enter into with Navios ShipManagement at the closing of this offering, we will reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which has an initial term of five years from the closing date of this offering, Navios ShipManagement will provide significant administrative, financial and other support services to us. Please read ‘‘Certain Relationships and Related Party Transactions—Administrative Services Agreement’’ for more information on the administrative services agreement.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the continuing strong demand for seaborne transportation services;

•	the successful implementation of our fleet expansion strategy, including taking delivery of Navios Aldebaran, Navios TBN I and Navios TBN II on or about their scheduled delivery dates and the terms of the financing thereof;

•	the ability of Navios Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Maritime’s ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read ‘‘Risk Factors’’ for a discussion of certain risks inherent in our business.

Results of Operations

Overview

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected from any future period, principally for the following reasons:

•	Different Fleet Size. Our historical financial statements for 2004, 2005 and 2006 and the six months ended June 30, 2007 reflect the results of operations of one, four, five and seven vessels, respectively. Following the closing of this offering, the size of our fleet will increase to nine, including Navios Aldebaran, which is scheduled to be chartered-in in March 2008, and Navios TBN I, which is scheduled to be delivered in June 2009. We also have an option to purchase Navios TBN II in October 2009.

•	Different Structure of Operating and General and Administrative Expenses. Our historical operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Navios ShipManagement in the operation of the vessels. Pursuant to the management agreement that we will enter into with Navios ShipManagement upon the closing of this offering, the daily operating expense rate will be $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel and will be fixed for the first two years following the closing of this offering. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Under the administrative services agreement that we will enter into with Navios ShipManagement upon the closing of this offering, Navios ShipManagement will provide significant administrative, financial and other support services to us. We will reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement, including certain general and administrative expenses that we will incur as a publicly traded limited partnership that we have not previously incurred.

•	Different Financing Arrangements. Our historical financing and derivative arrangements as of June 30, 2007 are not representative of the arrangements we will enter into to finance the acquisition of our initial fleet from Navios Maritime in connection with the closing of this offering. For example, we will enter into a new credit facility in connection with the offering. In addition, we do not expect to enter into forward freight arrangements in the future. For a description of the new revolving credit facility, please read ‘‘—Liquidity and Capital Resources—Revolving Credit Facility.’’

For the Six Month Period ended June 30, 2007 Compared to Six Month Period ended June 30, 2006

The following table represents revenue and expense information for the six months ended June 30, 2007 and 2006. This information was derived from the unaudited predecessor combined revenue and expense accounts for the respective periods.

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
Revenue	$23,177	$16,064
Gain/(loss) on forward freight agreements	—	(460)
Time charter and voyage expenses	(2,698)	(1,131)
Direct vessel expenses	(3,055)	(2,554)
Management fees	(521)	(496)
Depreciation and amortization	(5,264)	(4,106)
Interest expense and finance cost, net	(2,497)	(2,967)
Other income	27	147
Other expense	(46)	(48)
Net income before taxes	$9,123	$4,449
Income taxes	486	—
Net income after taxes	$9,609	$4,449

Time Charter and Voyage Revenues.    Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $23.2 million for the six months ended June 30, 2007 compared to $16.1 million for the same period of 2006. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Maritime) on February 2, 2007.

Revenues for this period are not indicative of revenues to be expected from any future period. Please read ‘‘Business—Our Fleet’’ for information about the charters on these vessels, including daily charter rates. Moreover, a portion of the revenues during this period was derived from charters with different terms than the charter arrangements that are in place for future periods.

Gain/(Loss) on Forward Freight Agreements.    During the period from January 1 to June 30, 2006, certain Forward Freight Agreements, or FFAs, relating to two of our vessels qualified for hedge accounting treatment. The changes in fair values of the effective portion representing unrealized gain or losses were recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in owner’s net investment, while the ineffective portion ($0.5 million as of June 30, 2006), was included in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements.’’

No FFAs existed during the six months ended June 30, 2007. We do not have any FFAs outstanding and we do not expect to enter into any FFAs in the future.

Time Charter and Voyage Expenses.    Voyage expenses amounted to $2.7 million for the six months ended June 30, 2007 compared to $1.1 million for the same period of 2006. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Maritime) on February 2, 2007.

Direct Vessel Expenses.    Direct vessel expenses represent the vessels’ operating expenses. For the six month period ended June 30, 2007, direct vessel expenses amounted to $3.1 million and were comprised of crewing and related costs (approximately 41.8%), stores, provisions, lubricants and chemicals (approximately 25.6%), insurance (approximately 13.2%), spares, repairs, maintenance and other (approximately 19.5%).

For the same period ended June 30, 2006, direct vessel expenses amounted to $2.6 million and were comprised of crewing and related costs (approximately 42.8%), stores, provisions, lubricants and chemicals (approximately 24.7%), insurance (approximately 14.8%), spares, repairs, maintenance and other (approximately 17.8%).

The increase in the 2007 period was mainly due to the delivery of Navios Galaxy I as an owned vessel on March 23, 2006 (resulting in 100 ownership days) while in the same period in 2007, ownership days for this vessel amounted to 181.

Under the management agreement we will enter into in connection with the closing of this offering, Navios ShipManagement will provide all of our vessels with a wide range of services, as described under ‘‘Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management.’’

Management Fees.    For the six months ended June 30, 2007 and 2006, management fees charged by the vessel manager amounted to $0.5 million.

Depreciation.    Depreciation and amortization amounted to $5.3 million for the six months ended June 30, 2007 compared to $4.1 million for the same period ended June 30, 2006. The main reason for the increase was the increase in amortization expense of $1.3 million, relating to $51.1 million of intangible assets and liabilities (favorable and unfavorable leases) recognized on the acquisition of Fantastiks, as part of the acquisition of Kleimar in February 2007. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from 4 to 10 years. Our historical depreciation is not indicative of depreciation to be expected in future periods due to the scheduled acquisition of chartered in vessels under our owned fleet in the future.

Interest Expense and Finance Cost, Net.    Interest expense and finance cost, net amounted to $2.5 million for the six months ended June 30, 2007 compared to $3.0 million for the same period ended June 30, 2006. Interest expense relating to the credit facilities for the purchase of our vessels amounted to $2.4 million for the six months ended June 30, 2007 ($2.9 million for the period ended June 30, 2006), while amortization of deferred finance fees amounted to $0.1 million for the six months ended June 30, 2007 and 2006. The decrease in interest expense is mainly attributable to the decrease in outstanding loan balance from $97.4 million to $77.0 million.

Our historical interest expense is not indicative of interest expense expected for any future periods. In connection with the closing of this offering, we will enter into a new revolving credit facility. Please read ‘‘—Liquidity and Capital Resources.’’

Net Income.    Net income for the six months ended June 30, 2007 amounted to $9.6 million compared to $4.4 million for the same period ended June 30, 2006. The increase in net income is due to the factors discussed above, as well as the increase in deferred income tax expense by $0.5 million related to Fantastiks, which was part of Navios Maritime’s acquisition of Kleimar in February 2007. For an explanation of why our historical net income is not indicative of net income expected in future periods, please read ‘‘—Time Charter and Voyage Revenues,’’ ‘‘—Time Charter and Voyage Expenses,’’ and ‘‘—Direct Vessel Expenses’’ above.

Seasonality.    Because our vessels operate under long-term charters, our results of operations are not generally subject to the effect of seasonable variations in demand.

Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and the period from August 26, 2005 to December 31, 2005) Ended December 31, 2005

The following table presents predecessor combined revenue and expense information for the year ended December 31, 2006 and the combined year (for the period from January 1, 2005 to August 25, 2005 and the period from August 26, 2005 to December 31, 2005) ended December 31, 2005. This information was derived from the audited predecessor combined revenue and expense accounts of Navios Maritime Partners L.P. as predecessor for the period from January 1 to August 25, 2005 and from the audited predecessor combined revenue and expense accounts of Navios Maritime Partners L.P. as successor for the period from August 26 to December 31, 2005 and for the year ended December 31, 2006. On August 25, 2005, ISE acquired Navios Maritime through the purchase of all of the outstanding shares of common stock of Navios Maritime. Simultaneously with the acquisition, ISE effected a reincorporation through a downstream merger with and into Navios Maritime, in order to become a Marshall Islands corporation, as it exists today. The carved out results of operations prior to August 26, 2005 are labeled as ‘‘Predecessor’’ and the carved out results of operations from August 26, 2005 forward are labeled as ‘‘Successor.’’

The combined year presentation of revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined year presentation of revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principal increase relates to amortization of intangible assets arising as a result of recognizing the fair value of the intangible assets in connection with the acquisition by Navios Maritime of its business on August 25, 2005.

The combined year information is a non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Predecessor	Successor	Combined	Successor
	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2006
Time charter and voyage revenue	$5,780	$3,451	$9,231	$31,549
Gain (loss) gain on forward freight agreements	—	—	—	(2,923)
Time charter and voyage expenses	(2,305)	(1,266)	(3,571)	(1,344)
Direct vessel expenses	—	(69)	(69)	(5,626)
Management fees	(284)	(168)	(452)	(698)
Depreciation and amortization	—	(948)	(948)	(8,035)
Interest expense and finance cost, net	—	(81)	(81)	(6,286)
Other income	—	—	—	61
Other expense	—	—	—	(74)
Net income/(loss)	$3,191	$919	$4,110	$6,624

Time Charter and Voyage Revenues.    Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues (net of the release of Other Comprehensive Income of $2.6 million relating to hedge accounting, as discussed below)

amounted to approximately $31.5 million for the year ended December 31, 2006 compared to $9.2 million for the combined year ended December 31, 2005. The increase is mainly due to the delivery of Navios Alegria, Navios Libra II and Navios Felicity at the end of 2005 (which were fully operational for 2006).

Revenues for this period are not indicative of revenues to be expected from any future period. Please read ‘‘Business—Our Fleet’’ for information about the charters on these vessels, including daily charter rates. Moreover, a portion of the revenues during this period was derived from charters with different terms than the charter arrangements that are in place for future periods.

Gain/(Loss) on Forward Freight Agreements.    During 2006, certain FFAs relating to two of our vessels qualified for hedge accounting treatment. The changes in fair values of the effective portion representing unrealized gain or losses were recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in owner’s net investment, and were released against revenue, while the ineffective portion ($2.9 million as of December 31, 2006), was included in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements.’’ There were no FFAs in the combined year ended December 31, 2005. We do not have any FFAs outstanding and we do not expect to enter into any FFAs in the future.

Time Charter and Voyage Expenses.    Time charter and voyage expenses amounted to $1.3 million for the year ended December 31, 2006 compared to $3.6 million for the combined year ended December 31, 2005. The main reason for the decrease was the acquisition of Navios Galaxy I into the owned fleet in March 2006, from chartered-in vessel. Therefore, time charter and voyage expenses in 2006 represent only 3 months of such expenses, as opposed to full year expenses in combined year 2005.

Direct Vessel Expenses.    Direct vessel expenses represent the owned vessels’ operating expenses. For the year ended December 31, 2006, direct vessel expenses amounted to $5.6 million and were comprised of crewing and related costs (approximately 42.8%), stores, provisions, lubricants and chemicals (approximately 24.2%), insurance (approximately 14.3%), spares, repairs, maintenance and other (approximately 18.7%).

For the combined year ended December 31, 2005, direct vessel expenses amounted to $0.1 million and were comprised of crewing and related costs (approximately 43.8%), stores, provisions, lubricants and chemicals (approximately 31.9%), insurance (approximately 14.3%), spares, repairs, maintenance and other (approximately 10.0%).

The increase was mainly due to the acquisition of owned vessels which occured at the end of 2005 (two were delivered on December 22, 2005 and one was delivered on December 27, 2005). Therefore, 2005 included only several days worth of direct vessel expenses, versus a full year of vessel expenses in 2006. In addition, there were two additional vessels acquired in 2006 (one delivered on January 5, 2006 and the other was delivered on March 23, 2006), which did not have any direct vessel expenses in 2005.

Management Fees.    Management fees include amounts charged by the manager of the vessels as well as allocated overhead expenses (for the chartered-in vessels). For the year ended December 31, 2006, management fees amounted to $0.7 million. For the combined year ended December 31, 2005, management fees amounted to $0.5 million.

Depreciation and amortization.    Depreciation and amortization amounted to $8.0 million for the year ended December 31, 2006 ($0.9 million for the combined year ended December 31, 2005). Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Depreciation was higher in 2006 compared to the combined year 2005 due to delivery of three owned vessels which occured at the end of December 2005. Therefore, depreciation only includes several days in 2005. Amortization relates to the amortization of intangibles acquired as part of the acquisition of Navios Maritime on August 25, 2005. Our historical depreciation and amortization is not indicative of depreciation to be expected in future periods, due to the scheduled acquisition of chartered in vessels into our owned fleet in the future.

Interest Expense and Finance Cost, Net.    Interest expense and finance cost, net amounted to $6.3 million for the year ended December 31, 2006 ($0.1 million for the combined year ended

December 31, 2005). Interest expense relating to the credit facilities for the purchase of our vessels amounted to $6.2 million for the year ended December 31, 2006 ($0.1 million for the combined year ended December 31, 2005), while amortization of deferred finance fees amounted to $0.1 million for the year ended December 31, 2006 ($0.0 for the combined year ended December 31, 2005).

The increase in interest expense is due to the fact that debt in connection with the acquisition of three vessels was incurred at the end of 2005, while in 2006, such debt was outstanding for the full year.

Net Income.    Net income for the year ended December 31, 2006 amounted to $6.6 million ($4.1 million for the combined year ended December 31, 2005) due to the reasons discussed above.

Seasonality.    Because our vessels operate under long-term charters, our results of operations are not generally subject to the effect of seasonable variations in demand.

For the Combined Year (for the period from January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005) Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table presents predecessor combined revenue and expense information for the combined year (for the period from January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005) ended December 31, 2005 and for the year ended December 31, 2004. The fiscal year 2005 information was derived from the audited predecessor combined financial statements of Navios Maritime Partners L.P. as predecessor for the period from January 1 to August 25, 2005 and from the audited predecessor combined financial statements of Navios Maritime Partners L.P. as successor for the period from August 26, 2005 to December 31, 2005 included elsewhere in this prospectus. On August 25, 2005, ISE acquired Navios Maritime through the purchase of all of the outstanding shares of common stock of Navios Maritime. Simultaneously with the acquisition, ISE effected a reincorporation through a downstream merger with and into Navios Maritime, in order to become a Marshall Islands corporation, as it exists today. The carved out results of operations prior to August 26, 2005 are labeled as ‘‘Predecessor’’ and the carved out results of operations from August 26, 2005 forward are labeled as ‘‘Successor.’’

The combined year presentation of revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined year presentation of revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increase relates to amortization of intangible assets arising as a result of recognizing the intangible assets acquired from Navios Maritime.

The combined year information is a non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Predecessor	Predecessor	Successor	Combined
	Year Ended December 31, 2004	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2005
Time charter and voyage revenue	$3,715	$5,780	$3,451	$9,231
Gain (loss) gain on forward freight agreements	—	—	—	—
Time charter and voyage expenses	(3,387)	(2,305)	(1,266)	(3,571)
Direct vessel expenses	—	—	(69)	(69)
Management fees	(392)	(284)	(168)	(452)
Depreciation and amortization	—	—	(948)	(948)
Interest expense and finance cost, net	—	—	(81)	(81)
Other income	—	—	—	—
Other expense	—	—	—	—
Net income/(loss)	$(64)	$3,191	$919	$4,110

Time Charter and Voyage Revenues.    Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers and amounted to approximately $9.2 million for the combined year ended December 31, 2005 ($3.7 million for the year ended December 31, 2004). The increase is mainly due to the acquisition of three owned vessels in December 2005, as well as higher charter out rates achieved compared to the respective period of 2004.

Revenues for this period are not indicative of revenues to be expected from any future period. Please read ‘‘Business—Our Fleet’’ for information about the charters on these vessels, including daily charter rates. Moreover, a portion of the revenues during this period was derived from charters with different terms than the charter arrangements that are in place for future periods.

Time Charter and Voyage Expenses.    Time charter and voyage expenses amounted to $3.6 million for the combined year ended December 31, 2005 ($3.4 million for the year ended December 31, 2004).

Direct Vessel Expenses.    Direct vessel expenses represent the owned vessels’ operating expenses. For the combined year ended December 31, 2005, direct vessel expenses amounted to $0.1 million ($0.0 for the year ended December 31, 2004) and were comprised of crewing and related costs (approximately 43.8%), stores, provisions, lubricants and chemicals (approximately 31.9%), insurance (approximately 14.3%), spares, repairs, maintenance and other (approximately 10.0%).

This was due to the fact that no owned vessels existed in 2004, while three owned vessels were delivered at the end of 2005.

Management Fees.    Management fees include amounts charged by the manager of the vessels as well as allocated overhead expenses (for the chartered-in vessels). For the combined year ended December 31, 2005, management fees amounted to $0.5 million. For the year ended December 31, 2004, management fees amounted to $0.4 million.

Depreciation and amortization.    Depreciation and amortization amounted to $0.9 million for the combined year ended December 31, 2005 ($0.0 for the year ended December 31, 2004). The increase is mainly due to the acquisition of three owned vessels on December 2005, as well as the amortization of favorable leases recognized as part of the purchase accounting following the acquisition of Navios Maritime in August 2005. In 2004, there was only one chartered-in vessel therefore, no depreciation expense was recorded and no favorable lease was recognized in order to record amortization expense out of. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Amortization relates to the amortization of intangibles acquired as part of the acquisition by Navios Maritime of its business. Our historical depreciation and amortization is not indicative of depreciation to be expected in future periods due to the scheduled acquisition of chartered-in vessels into our owned fleet in the future.

Interest Expense and Finance Cost, Net.    Interest expense and finance cost, net amounted to $0.1 million for the combined year ended December 31, 2005 ($0.0 for the year ended December 31, 2004).

Net Income.    Net income for the combined year ended December 31, 2005 amounted to $4.1 million compared to a net loss of $0.1 million for the year ended December 31, 2004. The increase is due to the factors discussed above.

Liquidity and Capital Resources

Old Credit Facilities

On December 21, 2005, Navios Maritime revised the terms of its credit facility with HSH Nordbank AG and increased the borrowing amount thereunder to $649 million. Of the $649 million, $435 million was related to the outstanding balance of a previous credit facility, and the remaining $214 million was set aside to finance the acquisition of ten of Navios Maritime’s vessels. The credit facility was divided into tranches, each of them having a specific use. The tranches relating to the acquisition of Navios Libra II, Navios Alegria, Navios Felicity, Navios Gemini S and Navios Galaxy I (approximately $102 million) were allocated to Navios Maritime Partners Predecessor combined financial statements. The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. In February 2007, Navios Maritime entered into a new secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million term loan facility and a $120.0 million reducing revolver facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 basis points as provided in the agreement.

These financing arrangements are not indicative of our future financing arrangements, and Navios Maritime expects to repay the loan tranches relating to the vessels being acquired by us with the proceeds of this offering and the concurrent offering to Ms. Frangou. We will enter into a new revolving credit facility in connection with the closing of this offering that will provide us with sufficient funds to pay a portion of the purchase price of the vessels in our initial fleet. For more information about the terms of our new credit facility, please read ‘‘—Liquidity and Capital Resources—Revolving Credit Facility.’’

Revolving Credit Facility

Upon the closing of this offering, we will enter into a new $260.0 million revolving credit facility with DVB Bank AG and Commerzbank AG. We will borrow $165.0 million upon the closing of this offering. We will use $160.0 million of such borrowings to fund a portion of the purchase price of the capital stock of the subsidiaries that own or have rights to the nine vessels in our initial fleet. We also expect to borrow an additional $34.2 million under the credit facility to finance the acquisition of Fantastiks in March 2008 and an additional $60.8 million to partially finance the purchase of the capital stock of the Navios Maritime subsidiary that will own Navios TBN I upon its delivery in June 2009. The facility will be reduced by $30.0 million of the option to acquire the Fantasticks is not exercised and will be reduced by $60.0 million if Navios TBN I is not delivered. We will likely need to borrow additional amounts to fund the acquisition of Navios TBN I and Navios TBN II (if we exercise our purchase option) and intend to use additional debt financing, which could include an expansion of the revolving credit facility if the lender agrees, and equity financing to fund such transactions.

The facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 0.8% and 1.25%, depending on the loan to value ratio.

Our obligations under the credit facility are secured by first-priority mortgages covering each of our vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The new revolving credit facility contains restrictive covenants that prohibit us from, among other things: incurring or guaranteeing indebtedness; entering affiliate transactions, charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facility also requires us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our new revolving credit facility requires us to:

•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the revolving credit facility) of at least $5.0 million upon draw down per year (increasing by $8.0 million per year until it reaches $37.0 million, which level is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total tangible assets (as defined in our credit facility) of no more than 0.75 to 1.00.

We will also be required to maintain an aggregate Market Value of our financed vessels equal to 143% of the aggregate amount outstanding under the credit facility and a tangible net worth of at least $120.0 million.

In addition, Navios Maritime shall be required to own at least 30% of us and to own 100% of our general partner.

The Market Value of our vessels is will be determined on a quarterly basis by two independent brokers on the basis of the vessel being sold (i) for prompt delivery, (ii) for cash, (iii) on a charter free basis and (iv) at arm’s length on normal commercial terms.

The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facility include:

•	failure to pay principal or interest when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position of us or our general partner;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	instability affecting a country where the vessels are flagged.

All of the vessel-owning subsidiaries’ outstanding debt at the closing of this offering will be repaid by Navios Maritime with a portion of the net proceeds of this offering.

Purchase of Newbuilding

The table below summarizes certain information with respect to the Capesize newbuilding Navios TBN I that we have agreed to purchase from Navios Maritime in June 2009 for a purchase price of $130.0 million:

Vessel	Year Built	Capacity (Dwt)	Ownership	Charter Expiration Date	Charter-Out Rate
Navios TBN I	Expected delivery June 2009	180,000	100%	June 2014	$47,400

The purchase price of the Navios TBN I is $130.0 million, which we expect to fund primarily from borrowings under our new credit facility and the issuance of additional common units or other equity securities. We expect that we will complete the sale of additional common units on or before the anticipated delivery date in June 2009. Our obligation to purchase Navios TBN I is not conditional upon our ability to obtain financing for such purchase.

In addition, if we exercise the option to acquire Navios TBN II for $135.0 million, we will need to finance such purchase as well. Such financing may be from borrowings or from the issuance of additional common units on or before the anticipated delivery date in October 2009. Our right to purchase Navios TBN II is exercisable in our sole discretion.

Liquidity and Cash Needs

Prior to this offering, the vessel-owning subsidiaries that own or have rights to the vessels in our fleet did not have any cash or source of liquidity, as they were part of a larger entity with its own sources of liquidity. We anticipate having total liquidity, including cash and undrawn long-term borrowings, of approximately $98.7 million at the closing of this offering. We anticipate borrowing $34.2 million under our new credit facility in order to exercise the purchase option on Fantastiks in March 2008. In addition, we anticipate borrowing $60.8 million under our new credit facility to partially fund the purchase of Navios TBN I in June 2009. We may need to increase the size of our revolving credit facility in order to fund the remainder of the purchase price of Navios TBN I and to fund the purchase price of Navios TBN II, which we also intend to partially fund with equity. There can be no assurance we can obtain such additional financing.

The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $25.9 million. Our pro forma available cash to make distributions generated during the year ended December 31, 2006 would not have been sufficient to allow us to pay the minimum quarterly distribution on the subordinated units, and would have only allowed us to pay 96.0% of the minimum quarterly distribution on the common units during that period. Please read ‘‘Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Cash Available for Distribution.’’

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.

Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement. We cannot assure you that we will be able to raise additional funds on favorable terms.

Cash Flows for the Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006

The following table presents cash flow information derived from the unaudited combined statements of cash flow of Navios Maritime Partners Predecessor for the six month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
	(in thousands)
Net cash provided by operating activities	$387	$1,444
Net cash used in investing activities	(36,985)	—
Net cash provided by/(used in) financing activities	36,598	(1,444)
Change in cash and cash equivalents	$—	$—

Net Cash Provided By Operating Activities for the Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006.

Net cash provided by operating activities increased by $1.0 million to $1.4 million (provided by operating activities) for the six months ended June 30, 2007 as compared to $0.4 million (used in operating activities) for the same period in 2006.

The increase resulted primarily from higher net income for the six months ended June 30, 2007, of $9.7 million compared to $4.4 million for the same period in 2006 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization.

Accounts receivable, increased by $0.4 million from $0.1 million at December 31, 2006 to $0.5 million at June 30, 2007. During the corresponding period of 2006, accounts receivable, net increased by $0.5 million from $0.2 million at December 31, 2005 to $0.7 million at June 30, 2006. The primary reason for this increase was an increase in amounts receivable from charterers.

Prepaid expenses and other current assets increased by $0.7 million from $1.0 million at December 31, 2006 to $1.7 million at June 30, 2007. This increase is mainly due to an increase in prepaid insurances and other voyage costs of $0.6 million and an increase in advances to agents by $0.1 million. During the corresponding period of 2006, prepaid expenses and other current assets increased by $0.9 million from $0.3 million at December 31, 2005 to $1.2 million at June 30, 2006. This increase was due to the increase in inventories by $0.3 million, the increase in prepaid insurances and other voyage costs by $0.4 million and increase in advances to agents by $0.2 million.

Accounts payable increased by $0.7 million from $0.7 million at December 31, 2006 to $1.4 million at June 30, 2007. The primary reason was an increase in insurance payables of $0.4 million and other payables of $0.1 million. During the corresponding period of 2006, accounts payable increased by $1.2 million, from $0.1 million at December 31, 2005 to $1.3 million at June 30, 2006. The primary reason was an increase in payables to head owners by $0.4 million, supplier payables of $0.4 million, and insurance payables of $0.4 million.

Accrued expenses increased by $1.1 million from $0.6 million at December 31, 2006 to $1.7 million at June 30, 2007. The primary reason for the increase was an increase in vessel operating expenses of $0.3 million, an increase in accrued interest of $0.7 million and other accruals of $0.1 million. During the corresponding period in 2006, accrued expenses increased by $0.2 million from $0.4 million at December 31, 2005 to $0.6 million at June 30, 2006. The primary reason for the increase was the increase in vessel operating expenses by $0.6 million which was offset by the decrease in accrued finance fees of $0.3 million and the decrease in accrued interest of $0.1 million.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred charter hire, net of commissions increased by $0.8 million from

$0.9 million at December 31, 2006 to $1.7 million at June 30, 2007. During the corresponding period of 2006, deferred voyage revenue decreased by $0.3 million, from $0.8 million at December 31, 2005 to $0.5 million at June 30, 2006.

Amounts due from related parties increased by $13.0 million from $5.8 million at December 31, 2006 to $18.8 million at June 30, 2007, primarily due to an increase of $3.0 million in receivables relating to the operation of Fantastiks (which was delivered on February 2, 2007) and an additional $11.4 million relating to receivables from the management of the remaining vessels in our fleet. This increase was offset by a decrease of $0.8 million relating to the repayment of long term debt and $0.6 million relating to the payment of deferred financing fees on the refinancing of that debt. Historically, amounts due from related parties have been settled periodically through cash remittances. In connection with the proposed initial public offering the Company will forgive all of the outstanding balances due from related parties immediately prior to the consummation of the offering. When forgiven, this transaction will be reflected as a capital distribution to Navios.

Net Cash Used In Investing Activities for the Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006

Cash used in investing activities was $37.0 million for the six months ended June 30, 2006 relating to the purchase of Navios Gemini S on January 5, 2006 and Navios Galaxy I on March 23, 2006.

There was no investing activity during the six months ended June 30, 2007.

Net Cash (Used In)/Provided By Financing Activities for the Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006

Cash used in financing activities of $1.4 million for the six months ended June 30, 2007 was the result of the repayment of long term debt amounting to $0.8 million and the incurrence of additional debt issuance costs relating to the refinancing of the debt on February 2007, amounting to $0.6 million.

Cash provided by financing activities was $36.6 million for the six months ended June 30, 2006 and was the result of the proceeds from owner’s investment amounting to $4.6 million and the proceeds from long term loans relating to the financing of the acquisition of Navios Gemini S and Navios Galaxy I of $37.0 million. The above were offset by the repayment of a long term loan amounting to $4.7 million, as well as the incurrence of debt issuance costs amounting to $0.2 million.

Cash Flows for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005) Ended December 31, 2005 and the Year Ended December 31, 2004

The following table presents combined predecessor cash flow information for the year ended December 31, 2006, combined year (for the period from January 1, 2005 to August 25, 2005 and August 26, 2005 to December 31, 2005) ended December 31, 2005 and the year ended December 31, 2004. The 2005 information was derived from the audited predecessor combined statements of cash flow of Navios Maritime Partners L.P. as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited predecessor combined statements of cash flow of Navios Maritime Partners L.P. as successor for the period August 26, 2005 to December 31, 2005. This combined year presentation of cash flow information is being presented solely to assist comparisons across the financial periods.

	Predecessor	Predecessor	Successor	Combined	Successor
	Year Ended December 31, 2004	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2006
	(Thousands of U.S. Dollars)
Net cash (used in)/provided by operating activities	$—	$—	$520	$520	$14,496
Net cash used in investing activities	—	—	(76,058)	(76,058)	(36,985)
Net cash provided by financing activities	—	—	75,538	75,538	22,489
Increase (decrease) in cash and cash equivalents	$—	$—	$—	$—	$—

Cash Flows for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005

Cash (used in)/provided by operating activities for the year ended December 31, 2006 and the combined year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) ended December 31, 2005

Net cash provided by operating activities was $14.5 million for the year ended December 31, 2006 as compared to $0.5 million provided by operating activities for the combined year ended December 31, 2005. In determining net cash (used in)/provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization, and provisions for losses on accounts receivable.

Accounts receivable, net decreased by $0.1 million from $0.2 million at December 31, 2005 to $0.1 million at December 31, 2006. The primary reason for this decrease was the provision for losses on accounts receivable amounting to $0.2 million.

Prepaid expenses and other current assets increased by $0.7 million from $0.3 million at December 31, 2005 to $1.0 million at December 31, 2006. This increase is mainly due to increase in claims receivables by $0.3 million and inventories by $0.4 million.

Accounts payable increased by $0.6 million from $0.1 million at December 31, 2005 to $0.7 million at December 31, 2006. The primary reason was an increase in supplier payables of $0.4 million, broker payables of $0.1 million, insurance payables of $0.1 million.

Accrued expenses increased by $0.2 million from $0.4 million at December 31, 2005 to $0.6 million at December 31, 2006. Accrued vessel operating expenses increased by $0.5 million at December 31, 2006 compared to December 31, 2005 and accrued finance fees decreased by $0.3 million.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred charter hire, net of commissions increased by $0.1 million from $0.8 million at December 31, 2005 to $0.9 million at December 31, 2006.

Amounts due from related parties increased by $0.6 million from $5.2 million at December 31, 2005 to $5.8 million at December 31, 2006, primarily due to a $25.8 million increase in receivables relating to the management and operation of our vessels. This increase was offset by a $24.3 million decrease relating to the repayment of long term debt, a $0.7 million decrease relating to the payment of management fees and a $0.2 million decrease relating to the payment of debt issuance costs. Historically, amounts due from related parties have been settled periodically through cash remittances. In connection with the proposed initial public offering the Company will forgive all of the outstanding balances due from related parties immediately prior to the consummation of the offering. When forgiven, this transaction will be reflected as a capital distribution to Navios.

Cash Used in Investing Activities for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005

Cash used in investing activities was $37.0 million for the year ended December 31, 2006 and related to the purchase of Navios Gemini S on January 5, 2006 and Navios Galaxy I on March 23, 2006.

Cash used in investing activities for the combined year ended December 31, 2005 amounted to $76.0 million. Of this amount, $73.5 million related to the purchases of Navios Alegria and Navios Libra II on December 22, 2005 and Navios Felicity on December 27, 2005, and the remaining $2.5 million related to deposits for the acquisitions of Navios Gemini S and Navios Galaxy I.

Cash Provided by Financing Activities for the Year Ended December 31, 2006 Compared to the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005

Cash provided by financing activities was $22.5 million for the year ended December 31, 2006, and $75.5 million for the combined year ended December 31, 2005.

Cash provided by financing activities for the year ended December 31, 2006 was the result of the proceeds from owner’s contribution amounting to $10.1 million and the proceeds from loan refinancing amounting to $37.0 million. This was offset by a repayment of long term debt and payment of debt issuance costs amounting to $24.6 million.

Cash provided by financing activities was approximately $75.5 million for the combined year ended December 31, 2005. This was the result of $64.7 million of proceeds from the issuance of long term debt (net of debt issuance fees) and $10.8 million of proceeds from owner’s contribution for the financing of the three vessels purchased during that period.

Cash Flows for the Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Cash Provided by Operating Activities for the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005 and the Year Ended December 31, 2004

Net cash provided by operating activities was $0.5 million for the combined year ended December 31, 2005 as compared to $0.0 for the year ended December 31, 2004. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization, and provisions for losses on accounts receivable.

Accounts receivable, net increased by $0.2 million from $0.0 million at December 31, 2004 to $0.2 million at December 31, 2005. The primary reason for this increase was an increase in accounts receivables from charterers of $0.2 million.

Prepaid expenses and other current assets increased by $0.3 million from $0.0 million at December 31, 2004 to $0.3 million at December 31, 2005. This increase is mainly due to increase in prepaid voyage costs by $0.2 million.

Accounts payable decreased by $0.2 million from $0.3 million at December 31, 2004 to $0.1 million at December 31, 2005. The primary reason was a decrease in payables to head owners by $0.2 million.

Accrued expenses increased by $0.3 million from $0.1 million at December 31, 2004 to $0.4 million at December 31, 2005. The primary reason was an increase in accrued finance fees by $0.3 million.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred charter hire, net of commissions increased by $0.6 million from $0.2 million as at December 31, 2004 to $0.8 million as at December 31, 2005.

Amounts due from related parties increased by $4.2 million from $1.0 million at December 31, 2004 to $5.2 million at December 31, 2005, primarily due to additional receivables relating to the operation and management of our vessels amounting to $4.6 million. This increase was offset by the payment of deferred financing fees amounting to $0.4 million. Historically, amounts due from related parties have been settled periodically through cash remittances. In connection with the proposed initial public offering the Company will forgive all of the outstanding balances due from related parties immediately prior to the consummation of the offering. When forgiven, this transaction will be reflected as a capital distribution to Navios.

Cash Used in Investing Activities for the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Cash used in investing activities for the combined year ended December 31, 2005 amounted to $76.0 million. Of this amount, $73.5 million related to the purchases of Navios Alegria and Navios Libra II on December 22, 2005 and Navios Felicity on December 27, 2005, and the remaining $2.5 million related to deposits for the acquisitions of Navios Gemini S and Navios Galaxy I.

Cash Provided by Financing Activities for the Combined Year (for the period from January 1, 2005 to August 25, 2005 and from August 26, 2005 to December 31, 2005) Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Cash provided by financing activities was approximately $75.5 million for the combined year ended December 31, 2005. This was the result of $64.7 million of proceeds from the issuance of long term debt (net of debt issuance fees) and $10.8 million of proceeds from owner’s contribution for the financing of the three vessels purchased during that period.

Borrowings

Our long-term third party borrowings are reflected in our combined balance sheet as ‘‘Long-term debt, net’’ and as current liabilities in ‘‘Current portion of long-term debt.’’ As of December 31, 2006 and June 30, 2007, long-term debt amounted to $69.9 million and $73.9 million respectively, and the current portion of long-term debt amounted to $7.9 million and $3.1 million respectively.

Capital Expenditures

During the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt and owner’s contribution. Capital expenditures for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 amounted to $0 million, $76.1 million, $37.0 million and $0 million, respectively.

Going forward, maintenance for our vessels and expenses related to drydocking will be included in the fee we pay our vessel manager under our management agreement. We will pay Navios ShipManagement a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which will be fixed for two years from the closing of this offering, to provide such commercial and technical services to the vessels in our initial fleet. The fee we will pay to Navios ShipManagement will include any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

We estimate that our annual replacement reserve for the years ending December 31, 2008 and 2009 will be approximately $9.5 million and $10.6 million, respectively, for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) the lesser of the current market value per vessel and the current market price to purchase a newbuilding vessel of similar size and specifications which we estimate to be $47.5 million for Panamax vessels and $89.7 million for Capesize vessels, (ii) a 25-year useful life and (iii) a 7.0% net investment rate. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read ‘‘Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.’’

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our options to purchase Navios Prosperity, Navios Aldebaran and Fantastiks, which we currently charter-in), we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Navios Maritime, we will have the opportunity to purchase additional drybulk vessels from Navios Maritime when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have not entered into any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2006:

	2007	2008	2009	2010	2011	2012 and Thereafter	Total
	(in thousands)
Loan obligations(1)	$2,291	$3,055	$3,055	$3,055	$3,055	$63,247	$77,758
Total contractual obligations	$2,291	$3,055	$3,055	$3,055	$3,055	$63,247	$77,758

The following table summarizes our long-term contractual obligations as of June 30, 2007:

	Balance of 2007	2008	2009	2010	2011	2012 and Thereafter	Total
	(in thousands)
Loan obligations(1)	$1,527	$3,055	$3,055	$3,055	$3,055	$63,247	$76,994
Operating lease obligations(2)	5,162	14,368	15,130	15,130	15,130	33,732	98,652
Total contractual obligations	$6,689	$17,423	$18,185	$18,185	$18,185	$96,979	$175,646

On a pro forma basis, after giving effect to the offering and related transactions, our long-term contractual obligations would have consisted of the following as of June 30, 2007:

	Balance of 2007	2008	2009	2010	2011	2012 and Thereafter	Total
	(in thousands)
Loan obligations(3)	—	—	—	—	—	$165,000	$165,000
Operating lease obligations(2)	$5,162	$14,368	$15,130	$15,130	$15,130	$33,732	$98,652
Committed vessel purchase(4)	—	—	$130,000	—	—	—	$130,000
Total contractual obligations	$5,162	$14,368	$145,130	$15,130	$15,130	$198,732	$393,652

(1)	These amounts reflect the principal payments of the credit facility outstanding balance as of December 31, 2006 and June 30, 2007, respectively for the next five years and thereafter are based on the repayment schedule of the secured loan facility with HSH Nordbank and Commerzbank AG (as described above). Navios Maritime will repay these obligations with a portion of the net proceeds it receives from this offering.
(2)	These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of June 30, 2007, we had entered into a charter-in agreement for two of our vessels (Navios Prosperity and Fantastiks). Navios Prosperity is chartered-in for seven years with options to extend for two one-year periods. We have the option to purchase Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Yen ($31.7 million), declining pro rata by 145 million Yen ($1.21 million) per calendar year. Fantastiks is chartered-in through March 2013 with the option to extend for four one-year periods. We have the option to purchase Fantastiks beginning in March 2008 at a purchase price that is initially $34.2 million, declining pro rata by $1.7 million per calendar year. We intend to exercise our right to purchase Fantastiks in March 2008. In addition, we expect to take delivery of an additional chartered-in vessel upon the completion of its construction in March 2008. We anticipate that Navios Aldebaran will be delivered in March 2008. Navios Aldebaran is chartered-in for seven years with options to extend for two one-year periods. The purchase option price is initially 3.6 billion Yen ($30.0 million) declining pro rata by 150 million Yen ($1.25 million) per calendar year.
(3)	Consists of amounts to be drawn under the new credit facility we will enter into in connection with this offering which requires no principal payments for the first five years following the closing of this offering.
(4)	Consists of the purchase price of $130.0 million for Navios TBN I which is anticipated to be delivered and paid for in June 2009.

Critical Accounting Policies

Our predecessor combined financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the predecessor combined financial statements included elsewhere in this prospectus.

Impairment of Long Lived Assets

Vessels are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels

Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessel’s capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessel’s cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.

Revenue Recognition

Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargos and time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

The tranches of the Navios Maritime credit facility allocated to the vessels in our fleet generally bear interest at floating rates. Borrowings under our new credit facility bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six months ended June 30, 2007, we paid interest on our outstanding debt at a weighted average interest rate of 6.3%. A 1% increase in LIBOR would have increased our interest expense for the six months ended June 30, 2007 by $0.4 million. This debt will be fully repaid by Navios Maritime with the proceeds of this offering.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six months ended June 30, 2007, four customers (Cargill International SA, The Sanko Steamship Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime e di Salvataggi) accounted for 34.2%, 22.7%, 20.0% and 14.9% of our revenue, respectively, for the year ended December 31, 2006, four customers (Cargill International SA, Mitsui O.S.K. Lines, Ltd., American Bulk Transport, Inc. and Cosco Bulk Carrier Co., Ltd.) accounted for 42.9%, 25.0%, 10.2% and 10.1% of our revenue, respectively, for the year ended December, 31 2005, one customer (Mitsui O.S.K. Lines, Ltd.) accounted for approximately 94.8% of our revenue and for the year ended December 31, 2004, one customer (Cosco Bulk Carrier Co., Ltd.) accounted for 96.5% of our revenue. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In June 2006, The Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes,’’ an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for us for the fiscal year beginning on January 1, 2007 and it did not have a material effect on our combined financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value,

establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements. This statement will be effective for us for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ The adoption of this policy is not expected to have a material effect on our consolidated financial statements.

 The International Drybulk Shipping Industry

The information and data in this section relating to the international drybulk shipping industry has been provided by Drewry Shipping Consultants Ltd., or Drewry, and is taken from Drewry’s databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. We believe the information and data relating to the international drybulk shipping industry is accurate in all material respects. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk shipping industry.

Industry Overview

The marine industry provides the only practicable and cost-effective means of transporting large volumes of basic commodities and finished products over long distances. In 2006, approximately 2.8 billion tons of drybulk cargo were transported by sea, comprising more than one-third of all international seaborne trade. The breakdown of all seaborne trade by main commodity type is shown below.

World Seaborne Trade – 2006

	Tons (Millions)	Percentage of Total Seaborne Trade
All Cargo
Dry Cargo	4,500	54.3%
Liquid Cargo	3,782	45.7
Total	8,282	100.0%
Dry Cargo
Drybulk	2,771	33.4%
Major Bulks	1,685	20.4
Coal	701	8.5
Iron Ore	722	8.7
Grain	262	3.2
Minor Bulks	1,086	13.1
Container Cargo	1,161	14.0
Non Container/General Cargo	568	6.9
Total	4,500

Source: Drewry

Drybulk cargoes consist primarily of the major and minor bulk commodities. The following is an overview, categorized by cargo type, of the primary trade routes and principal vessel sizes used for shipments of the major (coal, iron ore and grain) and minor bulk cargoes:

•	Coal. There are two principal types of coal: steam (or thermal) coal and coking (or metallurgical) coal. The main exporters of coal are Australia, South Africa, Indonesia, United States, Colombia, Canada, and China. The main importers of coal are Europe, Japan, South Korea, Taiwan, China, India, and the Middle East. The coking coal market is closely linked to demand from integrated steel makers who use coking coal in blast furnaces to make pig iron which, in turn, is converted into steel. Steam coal is mainly used in the production of electricity, and the transportation of steam coal is the backbone of the Capesize and Panamax markets. Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power.

•	Iron Ore. Until the start of the 1990s, when it was overtaken by the combined steam and coking coal sectors, iron ore was the largest sector of the drybulk trade. It remains, however, the primary cargo of the largest ships in the drybulk fleet. Used principally as the primary raw material in steel making, iron ore imports are dominated by Europe, Japan, China, South Korea, and the United States. The primary exporters of iron ore are Brazil, Australia and India. Other significant exporters include Canada, Sweden, South Africa, Venezuela, Mauritania, Peru and Chile.

•	Grain. The principal exporters of grain are Canada, United States, Europe, Australia, and South America. The principal importers are Japan, South Korea, China, South East Asia, the Middle East, North Africa, and Europe. Grain production is subject to both growing conditions and natural disasters which affect crop yields and demand patterns.

•	Minor Bulk Cargoes. Minor bulk cargoes include steel products, forest products, agricultural products, bauxite and alumina, phosphates, petcoke, cement, sugar, salt, minerals, scrap metal, and pig iron. Minor drybulk cargoes are not a major component of Capesize or Panamax carrier demand, although Panamax vessels also transport cargoes such as bauxite, phosphate rock, sulphur, some fertilizers, various other ores and minerals and a few agribulks.

Demand for Drybulk Vessels

The drybulk trade is influenced by the underlying demand for the drybulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for seaborne transportation. The following chart demonstrates a steady increase in world dry cargo trade since 2000.

Drybulk Trade Development

(Million tons)

Source: Drewry

Moreover, the drybulk shipping market over the last two years has displayed strong industry fundamentals, driven primarily by:

•	economic growth and urbanization in China, Russia, Brazil, India, and the Far East, with attendant increases in steel production, power generation, and grain consumption, leading to greater demand for drybulk shipping;

•	inefficient transportation bottlenecks due to long-term under-investment in global transportation infrastructure and high demand for drybulk commodities; and

•	limited capacity of shipyards due to the orderbook for tankers, drybulk carriers and container ships.

Historically, certain economies have acted from time to time as the ‘‘locomotive’’ of the drybulk carrier market. In the 1990s, Japan acted as the locomotive, with demand for seaborne trade correlating with Japanese industrial production. Currently, China is the main driving force behind the increase in seaborne drybulk trades and the demand for drybulk carriers. Chinese imports of coal, iron ore, and, more recently, steel products (China used to be an exporter but, due to its own high demand, now needs to import steel products) have also increased sharply in the last five years, thereby creating additional demand for drybulk carriers. India, with its large population, economic growth and urbanization is expected to sustain this trend of greater demand for drybulk shipping.

Globally, total seaborne trade in all drybulk commodities increased from 2.14 billion tons in 2001 to 2.76 billion tons in 2006, representing an increase of 29%, as shown by the following table.

Drybulk Carrier Seaborne Trade

Metric Tons (millions)	2001	2002	2003	2004	2005	2006
Coal	565	570	619	650	675	701
Iron Ore	452	484	524	587	660	722
Grain	235	245	240	248	253	262
Minor Bulks	890	920	957	1,025	1,049	1,086
Total	2,142	2,219	2,340	2,510	2,637	2,771

Ton-Miles (billions)	2001	2002	2003	2004	2005	2006
Coal	2,532	2,531	2,852	3,319	3,565	3,716
Iron Ore	2,580	2,741	3,050	3,463	3,905	4,259
Grain	1,319	1,218	1,251	1,277	1,301	1,347
Minor Bulks	3,292	3,481	3,610	3,919	4,021	4,257
Total	9,723	9,971	10,763	11,978	12,792	13,579

Annual Growth Rates	2001	2002	2003	2004	2005	2006
Metric Tons	1.6	3.6	5.5	6.3	5.7	5.1%
Ton-Miles(*)	1.2	2.6	7.9	11.3	6.8	6.2%
*	Excludes vessels below 10,000 dwt

Source: Drewry

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2001 and 2006, ton-mile demand in the drybulk sector increased by 39.7% to 13,579 billion ton-miles.

Supply of Drybulk Vessels

The global drybulk carrier fleet is divided into four categories, based on a vessel’s carrying capacity. These categories consist of:

•	Capesize. These vessels, which are over 100,000 deadweight tons, or dwt, are the largest size of drybulk carriers. Capesize vessels typically carry relatively low value cargoes for which large cargo lot sizes are of primary importance. Consequently, Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes. These vessels are not capable of traversing the Panama Canal due to their size and, therefore, lack the flexibility of smaller vessels.

•	Panamax. These vessels range in size from 60-100,000 dwt and are designed with the maximum width that will allow them to travel fully-loaded through the Panama Canal. They are also often engaged in many major international trade routes that do not involve transit through the Panama Canal. Panamax bulk carriers are mainly used to transport major bulk cargoes, such as coal and grain and, to a lesser degree, iron ore, as well as a number of minor bulk cargoes, such as bauxite, petroleum coke, some fertilizers and fertilizer raw materials, and various minerals.

•	Handymax and Ultra-Handymax. Vessels in this category range in size from 30,000 to 60,000 dwt and are often equipped with cargo loading and unloading gear, such as cranes, which makes them well suited to call at ports that either are not equipped with gear for loading or discharging of cargo or have draft restrictions. These vessels can trade on worldwide routes carrying a variety of major and minor bulk cargoes.

•	Handysize. Vessels in this sector are the smallest (under 30,000 dwt) and carry finished products and minor bulk cargoes, although, increasingly, vessels in this sector are now more limited to trading regionally and in coastal waters.

The supply of drybulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide drybulk fleet, the number of new vessels on order, the scrapping of older vessels, and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping, and laying-up include newbuilding prices, second-hand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market, and government and industry regulation of maritime transportation practices.

The supply of drybulk vessels is not only a result of the number of ships in service, but also the operating efficiency of the fleet. For example, during times of very heavy commodity demand, bottlenecks develop in the form of port congestion, which absorbs fleet capacity through delays in loading and discharging of cargo. A particularly extreme example occurred during the steam coal demand boom in 1980, when enormous queues developed at the main coal loading ports in the United States and Australia. In recent years a similar situation has developed in Australia, where port delays at the main exporting terminals have reduced fleet supply.

As of September 30, 2007, the world fleet of drybulk carriers consisted of 6,654 vessels, totaling 386.6 million dwt in capacity. The average age of drybulk carriers in service is approximately 15 years. It should be noted, however, that these figures are based on pure drybulk carriers, and exclude a small number of combinations carriers.

The following tables present the world drybulk carrier fleet and orderbook by size category as of September 30, 2007.

Drybulk Carrier Fleet – September  2007

Size Category	Deadweight Tons	Number of Vessels	Percentage of Total Fleet (number)	Total Capacity (million dwt)	Percentage of Total Fleet (dwt)
Capesize	100,000 <	748	11.2%	127.6	33.0%
Panamax	60,000-99,999	1,467	22.1	107.2	27.7
Handymax	30,000-59,999	2,504	37.6	108.0	28.0
Handysize	10,000-29,999	1,935	29.1	43.8	11.5
Total		6,654	100.0%	386.6	100.0%

Source: Drewry

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of September 30, 2007, the global drybulk orderbook amounted to 173.3 million dwt, or 44.8% of the existing drybulk fleet.

Drybulk Carrier Orderbook – September 2007

Size Category	Deadweight Tons	Number of Vessels	Percentage of Existing Fleet (number)	Total Capacity (million dwt)	Percentage of Existing Fleet (dwt)
Capesize	100,000 <	472	63.1%	87.8	68.9%
Panamax	60,000-99,999	448	30.5	36.2	33.8
Handymax	30,000-59,999	985	39.3	46.8	43.3
Handysize	10,000-29,999	119	6.1	2.5	5.8
Total		2,024	30.4%	173.3	44.8%

Source: Drewry

Drybulk Carrier Age Profile – September 2007

Source: Drewry

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The following table illustrates the scrapping rates of drybulk carriers for the periods indicated.

Drybulk Carrier Scrapping

	2000	2001	2002	2003	2004	2005	2006
Capesize – (Mdwt)*	0.6	0.5	1.0	0.3	0.1	0.1	0.3
Panamax – (Mdwt)*	0.7	1.9	1.2	0.5	0.1	0.2	0.5
Handymax – (Mdwt)*	1.5	1.5	0.9	1.1	0.0	0.2	0.4
Handysize – (Mdwt)*	1.2	1.4	1.6	0.6	0.1	0.1	0.4
Total Fleet (Mdwt)*	4.0	5.3	4.7	2.5	0.3	0.6	1.6

* Total fleet – end period
Source: Drewry

Charter Market

Drybulk carriers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-to-day operations, maintenance, crewing, and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. Dollar per diem basis and is responsible only for the payment of capital costs related to the vessel.

•	Time Charter. A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a U.S. Dollar per diem basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. Dollar per ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•	Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different ships to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. All of the ship’s operating expenses, voyage expenses, and capital costs are borne by the ship owner. Freight normally is agreed on a U.S. Dollar per ton basis.

•	Spot Charter. Spot chartering activity involves chartering either on a single voyage or a trip charter.

Charter Rates

Charter (or hire) rates paid for drybulk carriers are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, drybulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate ‘‘peaks’’ and ‘‘troughs.’’ In 2003 and 2004, rates for all sizes of drybulk carriers strengthened to their highest levels ever. The most crucial driver of this upsurge in charter rates was the high level of demand for raw materials imported by China. Since then, rates have remained at comparatively high levels but have been volatile.

In the time charter market, rates vary depending on the length of the charter period as well as ship specific factors, such as age, speed, and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel. The following chart shows one year time charter rates for Handysize, Handymax, Panamax and Capesize drybulk carriers between 1996 and the first quarter of 2007.

One Year Time Charter Rates
(U.S. Dollars per day)

Source: Drewry

In the voyage charter market, rates are influenced by cargo size, cargo type, port dues, and canal transit fees, as well as delivery and redelivery regions. In general, larger cargo size is quoted at a lower per ton rate than a smaller cargo size. Routes with costly ports or canals command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargoes or a discharge port within a region with ports where vessels load cargoes would also be quoted at lower rates. These voyages increase vessel utilization by reducing the unloaded portion (or ballast leg) that was included in the calculations of the previous charter back to the loading area.

The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies, and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk carrier trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history, and, more recently, the Baltic Capesize Index, or BCI, and the Baltic Handymax Index, or BHI.

Accompanying the recent surge in freight rates has been renewed interest in freight forward agreements, or FFAs. An FFA is a freight forward swap agreement between counterparties or entered into over an exchange, where the settlement price designated for a future period is derived from the Baltic Exchange indices. FFAs enable a market participant to manage their exposure to a fluctuating market.

Vessel Prices

The recent strength in each of the main shipping sectors has triggered an upsurge in newbuilding activity. In addition, newbuilding demand is also strong for Liquefied Natural Gas, or LNG, carriers, and other specialized vessels. This is significant because the near term availability of newbuilding berths for vessel delivery before the end of 2009 is scarce, which directly impacts the supply of new vessels to the market. Thus, the combination of shortage of berth space, rising demand for vessels, and rising raw material costs (especially the price of steel), has greatly increased newbuilding prices. The following chart indicates the change in newbuilding prices for drybulk carriers for the period indicated.

Drybulk Carrier Newbuilding Prices
(U.S. Dollars Millions)

Source: Drewry

In the secondhand market, the steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage.

Drybulk Carrier Secondhand Prices
(U.S. Dollars Millions)

Source: Drewry

 Business
Overview

We are an international owner and operator of drybulk carriers newly formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. Our vessels are chartered out under long-term time charters with an average remaining term of approximately 5.2 years to a strong group of counterparties consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. Upon the closing of this offering, Navios Maritime will own a 43.2% interest in us, including a 2.0% interest through our general partner which Navios Maritime owns and controls.

Our Relationship with Navios Maritime

One of our key strengths is our relationship with Navios Maritime (NYSE: NM), one of the world’s largest independent drybulk operators with a market capitalization of $1.6 billion as of October 23, 2007. Navios Maritime’s business was established by United States Steel Corporation in 1954 and has over 50 years of experience working with raw material producers, agricultural traders and exporters, and industrial end-users. As of September 1, 2007, Navios Maritime’s active fleet comprised 39 active vessels, with 11 vessels that are contracted for delivery, bringing Navios Maritime’s total controlled fleet to 50 vessels aggregating 4.7 million dwt. Navios Maritime has been successful in growing its fleet over 80% during the past 22 months, from 21 vessels in November 2005 to 39 vessels in September 2007. Its active fleet is comprised of Capesize, Panamax and Ultra-Handymax vessels with an average age of 4.4 years. In addition, members of Navios Maritime’s senior management team have on average over 20 years of experience in the shipping industry. We intend to use Navios Maritime’s extensive experience and relationships to source accretive acquisitions and secure long-term time charters for our vessels.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

•	Additional demand for seaborne transportation of drybulk commodities. The marine industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. In 2006, approximately 2.8 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2001 to 2006, trade in all drybulk commodities experienced an aggregate increase of 29%. The increase in demand and ton-mile demand for drybulk carriers is being driven by increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption. We believe that these global market dynamics will continue for the foreseeable future.

•	Increased demand for long-term time charter contracts with modern drybulk vessels. There are several factors impacting the current and future supply of drybulk vessels available for cargos. We expect to benefit from these trends as many customers are seeking longer-term time charter contracts in order to secure tonnage for the carriage of their drybulk shipments. These trends are being driven by the following factors. First, there are currently several inefficient infrastructure bottlenecks due to long-term under-investment in global transportation infrastructure that are causing delays in cargo discharging and loading at main exporting terminals worldwide. These delays, coupled with increasing voyage lengths from producers to consumers requiring additional ton-miles to service the demands of the global drybulk trade, are reducing the supply of vessels available for hire at any particular time.

Second, the age of the world drybulk fleet is increasing. Approximately 30% of drybulk vessels are more than 20 years old and, with an economic and commercial life of approximately 25 years, many of these vessels will need to be disposed of in the coming years. Third, the near-term availability of newbuilding berths for vessel delivery before the end of 2009 is limited relative to the size of the global drybulk fleet.

Our Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•	Stable and growing cash flows. We believe that the long-term, fixed-rate nature of our charters will provide a stable base of revenue. In addition, we believe our commitment to charter-in one additional newbuild vessel scheduled for delivery in 2008, the exercise of the purchase option for Fantastiks, the purchase of the Navios TBN I upon its anticipated delivery in June 2009, the potential exercise of our option to purchase Navios TBN II, as well as the potential opportunity to purchase additional vessels from Navios Maritime provide visible future growth in our revenue and distributable cash flow. We believe that our management agreement, which provides for a fixed management fee for the first two years following this offering, will initially provide us with predictable expenses. During the remaining three-year term of the management agreement, we will reimburse our manager for all of the costs and expenses it incurs in connection with the management of our fleet, which may make our cash flows less predictable.

•	Strong relationship with Navios Maritime. We believe our relationship with Navios Maritime and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Maritime’s expertise in commercial management and Navios Maritime’s reputation within the shipping industry and network of strong relationships with many of the world’s drybulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Maritime’s expertise in technical management through its in-house technical manager which provides efficient operations and maintenance for our vessels at costs significantly below the industry average for vessels of a similar age. For example, for the year ended December 31, 2006, Navios Maritime’s operating expenses on its owned vessels were $3,609 per vessel per day, which was approximately 18% below the industry average for vessels of a similar age. Navios Maritime’s expertise in fleet management is reflected in Navios Maritime’s history of a low number of off-hire days and in its record of no material incidents giving rise to loss of life or pollution or other environmental liability.

•	High-quality, flexible fleet. Following this offering, our fleet will consist of six modern, active Panamax vessels, one modern Capesize vessel and one newbuild Panamax vessel that is contracted to be chartered-in to us in 2008 and one newbuild Capesize, Navios TBN I, that we are scheduled to acquire in June 2009. We will also have an option to acquire one new Capesize vessel, Navios TBN II, from Navios Maritime that Navios Maritime is scheduled to acquire in October 2009. The average age of the vessels in our fleet is significantly lower than the average age of the world drybulk fleet. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality vessels will have an average age of approximately 5.5 years in June 2009, compared to a current industry average age of 15.0 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer, and of being accommodated in most major discharge ports. Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We believe that our high-quality, flexible fleet provides us with a competitive advantage in the time charter market, where vessel age, flexibility and quality are of significant importance in competing for business.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining charter duration of 5.2 years to a strong group of counterparties consisting of Cargill International SA, COSCO Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha. In addition, Navios TBN I, which we are scheduled to acquire from Navios Maritime in June 2009, will be chartered for five years to Mitsui O.S.K. Lines, Ltd. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet. Currently, the vessels in our fleet have an average remaining charter duration of 5.2 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. We will seek to opportunistically re-charter our vessels during strong markets in order to add incremental stable cash flow and improve the long-term charter terms.

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for drybulk carriers in a manner that is accretive to distributable cash flow per unit. We will have the right to purchase certain additional drybulk vessels currently owned or chartered-in by Navios Maritime when those vessels are fixed under long-term charters for a period of three or more years. In addition, we will seek to expand and diversify our fleet through the open market purchase of owned and chartered-in drybulk vessels with charters of three or more years. We believe that our long-term charters and financial flexibility will allow us to make additional accretive acquisitions.

•	Capitalize on our relationship with Navios Maritime and expand our charters with recognized charterers. We believe that we can use our relationship with Navios Maritime and its established reputation in order to obtain favorable long-term time charters and attract new customers. We plan to increase the number of vessels we charter to our existing charterers, as well as enter into charter agreements with new customers, in order to develop a portfolio that is diverse from a customer, geographic and maturity perspective.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Maritime’s operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service.

Our Fleet

Following this offering, our fleet will consist of six modern, active Panamax vessels, one modern Capesize vessel, one newbuild Panamax vessel that is contracted to be long-term chartered-in to us in 2008 and one newbuild Capesize vessel, Navios TBN I, that we have agreed to purchase from Navios Maritime when it is delivered in June 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of 15.0 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We may from time to time purchase additional vessels, including vessels from Navios Maritime.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

Vessel	Year Built	Capacity (Dwt)	Ownership	Original Charter Expiration Date/ New Charter Expiration Date(1)	Original Charter-Out Rate/ New Charter-Out Rate Per Day(2)
Initial Fleet:
Fantastiks	2005	180,265	Chartered-in(3)	March 2011	$32,279
Navios Alegria	2004	76,466	100%	December 2007/ December 2010	$19,475/ $23,594
Navios Felicity	1997	73,867	100%	April 2008/ April 2013	$9,595/ $26,169
Navios Galaxy I	2001	74,195	100%	January 2008/ January 2018	$24,062/ $21,937
Navios Gemini S	1994	68,636	100%	February 2009/ February 2014	$19,523/ $24,225
Navios Libra II	1995	70,136	100%	December 2007/ December 2010	$21,613/ $23,513
Navios Prosperity	2007	82,535	Chartered-in(4)	June 2012	$24,000
Newbuilding:
Navios Aldebaran	Expected delivery March 2008	76,500	Chartered-in(5)	March 2013	$28,391
Navios TBN I(6)	Expected delivery June 2009	180,000	100%	June 2014	$47,400

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.
(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.
(3)	Fantastiks is chartered-in through March 2013 and we will have options to extend for four one-year periods. We have the option to purchase the vessel beginning in March 2008 at a purchase price that is initially $34.2 million, declining pro rata by $1.7 million per calendar year. We expect to exercise the option to purchase Fantastiks in March 2008 at a purchase price of $34.2 million
(4)	Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($31.7 million), declining pro rata by 145 million Yen ($1.21 million) per calendar year.
(5)	We expect that Navios Aldebaran will be delivered in March 2008. Navios Aldebaran will be chartered-in for seven years and we will have options to extend for two one-year periods. We will have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($30.0 million) declining pro rata by 150 million Yen ($1.25 million) per calendar year.
(6)	We will acquire Navios TBN I, when it is delivered in June 2009, from Navios Maritime for $130.0 million, which we expect to fund through borrowings under our new credit facility and the issuance of additional common units.

Navios Prosperity and Fantastiks, our active long-term chartered-in vessels, are chartered-in at rates that are below the current market, allowing us to charter-out that vessel at a significant spread over the daily hire we pay the vessel owners. We can take advantage of our option to extend the period of the long-term charter, maintaining a low charter-in rate and, thus, lower overall operational expenses. We also will have the ability to exercise our option to purchase Fantastiks, Navios Prosperity and Navios Aldebaran.

Acquisition of Navios TBN I and TBN II

General

In connection with this offering, we will enter into share purchase agreements to purchase the interests in the vessel-owning subsidiaries that own each of Navios TBN I, a Capesize vessel that is being constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. and that is scheduled for delivery in June 2009 and Navios TBN II, a Capesize vessel that is being constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. and that is scheduled for delivery in October 2009.

Each of the additional vessels is being acquired pursuant to a resale contract. These resale contracts will not be assigned to us prior to delivery, and Navios Maritime will be responsible for payments, if any, due under the resale contracts.

Vessel Specifications and Classification

Navios TBN I will be delivered by June 2009 and will be a Capesize vessel with 180,000 dwt capacity. Navios TBN I is being designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s Register.

Navios TBN II, if we exercise our option to purchase, will be delivered by October 2009 and will be a Capesize vessel with 180,000 dwt capacity. Navios TBN II is being designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of Lloyd’s Register.

Deliveries

We will take delivery of Navios TBN I upon its purchase by Nostos ShipManagement Corp. Navios TBN I is scheduled for delivery in June 2009. If we exercise our option to purchase, we will take delivery of Navios TBN II upon its purchase by an unaffiliated third party. Navios TBN II is scheduled for delivery in October 2009.

Purchase Price

We will pay Navios Maritime a fixed purchase price of $130.0 million for Navios TBN.

If we exercise our option to purchase Navios TBN II, we will pay Navios Maritime a fixed purchase price of $135.0 million for Navios TBN II.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are:

•	Cargill International S.A, a subsidiary of Cargill, Inc. and one of the world’s largest privately-owned businesses providing food, agricultural and risk management products and services.

•	COSCO Bulk Carrier Co., Ltd., a wholly-owned subsidiary of COSCO Group and one of the leading drybulk shipping companies in the world. As of July 30, 2007 it owned and operated a fleet of 110 drybulk carriers totaling six million dwt.

•	Mitsui O.S.K. Lines, Ltd., a Japanese transportation company with a fleet of 803 vessels as of March 31, 2007. Mitsui’s drybulk fleet handles approximately 30% of Japan’s raw material imports.

•	Rio Tinto Shipping Pty Ltd., an affiliate of Rio Tinto Group, a leading international mining company that owns and operates some of the world’s largest mineral resources, and whose major products include aluminum, copper, diamonds, energy products, gold, industrial minerals and iron ore.

•	Augustea Atlantica SrL Charterers, a transportation company controlled by the Cafieros family that is based in Naples, Italy and operates 36 vessels and 35 barges/tugs.

•	The Sanko Steamship Co., Ltd., a Japanese transportation company with a fleet of 128 vessels as of April 1, 2007. Its fleet transports oil, raw materials, grain and other bulk cargoes, break bulk cargoes, forest products and liquefied gases.

•	Daiichi Chuo Kisen Kaisha, a transportation company based in Japan that offers Capesize, coal carrier and tanker services. Its fleet consists of 106 vessels.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at a favorable rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise. See ‘‘Risk Factors—Risks Inherent In Our Business—The loss of a customer or charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.’’

Competition

The drybulk shipping industry is extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of 6,654 vessels, aggregating over 386 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group, and the two largest Japanese shipping companies, Mitsui O.S.K. Lines, Ltd. and Nippon Yusen Kaisha. There are no more than 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Maritime is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

The process for obtaining longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term time charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be materially adversely affected.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. All of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

Basic Hire Rate

‘‘Basic hire rate’’ refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

Under the terms of our management agreement with Navios ShipManagement, we will pay a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance, insurance and the cost of the special survey and related scheduled drydocking. Navios ShipManagement is directly responsible for providing all of these items and services. Please read ‘‘Certain Relationships and Related Party Transactions—Management Agreement.’’ The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the management agreement will be five years from the closing of this offering and this fee will be fixed for the first two years of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Off-hire

When the vessel is ‘‘off-hire,’’ the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days.

Ship Management and Maintenance

We are responsible for the technical management of the vessels we own and for maintaining the vessels we own, periodic drydocking, cleaning and painting and performing work required by regulations. Navios ShipManagement will provide all services related to the vessels we own pursuant to a management agreement. Please read ‘‘Certain Relationships and Related Party Transactions— Management Agreement.’’

Termination

We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Under some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Classification, Inspection and Maintenance

Every sea going vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Management of Ship Operations, Administration and Safety

Navios Maritime provides, through its wholly-owned subsidiary, Navios ShipManagement, expertise in various functions critical to our operations. Pursuant to a management agreement and an administrative services agreement with Navios ShipManagement, we will have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services will also be provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the management agreement we have with Navios ShipManagement and the administrative services agreement we have with Navios ShipManagement, please read ‘‘Certain Relationships and Related Party Transactions—Management Agreement’’ and ‘‘Certain Relationships and Related Party Transactions—Administrative Services Agreement.’’

Crewing and Staff

Navios ShipManagement crews its vessels primarily with Greek, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios ShipManagement is responsible for selecting its Greek officers. Navios ShipManagement’s Filipino seamen are referred to Navios ShipManagement by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios ShipManagement’s Ukrainian officers and seamen are referred to Navios ShipManagement by Elvictor Management LTD, an independent crewing agent. Navios ShipManagement’s Georgian officers and seaman are referred to Navios ShipManagement by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios ShipManagement requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a $100,000 deductible per vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, to wing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, for pollution, our coverage is unlimited. Our current protection and indemnity insurance coverage for each owned vessel for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are ‘‘loss of hire’’ and ‘‘strikes.’’ Navios Maritime does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that is not receivable by the ship-owner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Regulation

Governmental Regulation

Government regulation significantly affects the ownership and operation of vessels. These regulations include international conventions and national, state, and local laws and regulations in force in the countries in which vessels may operate or are registered. A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

Under the ISM Code, effective since July 1998, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Please read ‘‘Risk Factors —Risks Inherent in Our Business—We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.’’

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, we voluntarily implement and maintain certifications pursuant to the International Organization for Standardization, or ISO for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

International Environmental Regulations

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

For drybulk vessels, such as those operated under our fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships, which was ratified on May 18, 2004, and became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The United States in February 2007 formally proposed a series of amendments to Annex VI. The emission program described in this proposal would dramatically reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines on all vessels and by establishing stringent emission requirements for ships that operate in coastal areas where air-quality problems are acute. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply.

United States Environmental Regulations

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA 90 which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $800,000, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. The U.S. Coast Guard has indicated that it intends to propose a rule that would increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA as described above. We believe our insurance coverage as described above meets the requirements of OPA.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency, or the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

Although EPA appealed this decision on November 16, 2006, EPA also provided notice on June 21, 2007 of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comments. If the exemption is repealed or EPA promulgates a final rule placing NPDES permitting requirements on ballast water discharges and other discharges incidental to the normal operation of vessels, we could be required to: install equipment on our vessels to treat ballast water before it is discharged; implement other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems would increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted.

Greenhouse Gas Emissions

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as ‘‘greenhouse gases,’’ may be contributing to warming of the Earth’s atmosphere. According to the IMO’s study of greenhouse gas emissions from the global shipping fleet, greenhouse gas emissions from ships are predicted to rise by 38 to 72 percent due to increased bunker fuel consumption by 2020 if corrective measures are not implemented. Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid ISSC Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our initial fleet have on board valid ISSC Certificates and, therefore, are exempt from obtaining U.S. Coast Guard approved MTSA security plans.

Properties

Other than our vessels, we do not have any material property.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Taxation of the Partnership

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us and is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon provisions of the Code as in effect on the date of this prospectus, existing final and temporary regulations thereunder (‘‘Treasury Regulations’’), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. In addition, the opinion of our U.S. counsel is not binding on the U.S. Internal Revenue Service or any court. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation.    We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income.    We expect that substantially all of our gross income will be attributable to the transportation of drybulk and related products. For this purpose, gross income attributable to transportation (‘‘Transportation Income’’) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (‘‘U.S. Source International Transportation Income’’) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (‘‘U.S. Source Domestic Transportation Income’’) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the ‘‘Section 883 Exemption’’) applied.

The Section 883 Exemption.    In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the ‘‘Section 883 Regulations’’), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our ownership structure after the consummation of this offering and the concurrent offering to Ms. Frangou, the Section 883 Exemption will apply and we will not be subject to U.S. federal income tax on our U.S. Source International Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an ‘‘Equivalent Exemption’’);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be ‘‘primarily traded’’ and ‘‘regularly traded’’ on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that a class of equity interests in a non-U.S. corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a given country if the number of units of such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country. Equity interests in a non-U.S. corporation will be considered to be ‘‘regularly traded’’ on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements are satisfied with respect to a class of equity interests listed on an established securities market provided trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are ‘‘regularly quoted by dealers making a market’’ in such class (within the meaning of the Section 883 Regulations). Notwithstanding these rules, a class of equity that would otherwise be treated as ‘‘regularly traded’’ on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more ‘‘5.0% unitholders’’ (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the ‘‘Closely Held Block Exception’’), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50.0% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations (collectively, ‘‘Qualified Shareholders’’).

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income we are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries, all of which have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Because our common units will only be traded on the New York Stock Exchange, which is considered to be an established securities market, our common units will be ‘‘primarily traded’’ on an established securities market for purposes of the Publicly Traded Test. In addition, it is the opinion of our U.S. counsel, Vinson & Elkins L.L.P., that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote and, assuming that they represent more than 50.0% of the total value of all of our outstanding equity interests, will be considered to be ‘‘regularly traded’’ on an established securities market provided we satisfy the trading volume requirements described previously. Although the matter is not free from doubt, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests, and we expect that we will satisfy the trading volume requirements described previously for the year of the offering and future taxable years. In addition, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. Although there can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5% unitholders for purposes of the Closely Held Block Exception, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the expected ownership of our common units following the offering. Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test for the present taxable year and taxable years after the offering.

The conclusions of our counsel described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, it is possible that the IRS would assert that our common units do not meet the ‘‘regularly traded’’ test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon the factual matters that are subject to change. Should any of the facts described above cease to be correct, we may no longer be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future.

Even if we were not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for a year in the event Navios Maritime owned more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Navios Maritime itself met the Publicly Traded Test for such year and Navios Maritime provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Navios Maritime has represented that it presently meets the Publicly Traded Test and has agreed to provide the information described above. However, there can be no assurance that Navios Maritime will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Navios Maritime may not own more than 50.0% of the value of our outstanding equity interests for any year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Navios Maritime of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax.    If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (‘‘Effectively Connected Income’’) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source

International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax.    If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

Marshall Islands Taxation

Based on the opinion of Reeder and Simpson, P.C., our counsel as to matters of the law of the Republic of the Marshall Islands, because we, our operating subsidiary and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

 Management

Management of Navios Maritime Partners L.P.

Our partnership agreement provides that our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our general partner, Navios GP L.L.C., is wholly owned by Navios Maritime. Our executive officers will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers and three of our directors also are executive officers, directors and/or affiliates of Navios Maritime.

Our board of directors consists of seven members appointed by Navios Maritime. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Four of the initial seven directors appointed by Navios Maritime will serve until our annual meeting in 2008, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2009, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2010 and the remaining two directors will be designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2011. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. We will have a conflicts committee consisting of three independent directors that will be available at the board’s discretion to review matters involving potential conflicts of interest. The initial members of our conflicts committee will be Messrs. Efstathios Loizos, John Karakadas and Leonidas Korres.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. For more information, please read ‘‘The Partnership Agreement—Voting Rights.’’

The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee. Prior to the completion of this offering, our board of directors will consist of seven members, three of whom will meet the independence standards established by the New York Stock Exchange.

The three independent members of our board of directors will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our initial conflicts committee will be comprised of the members of our audit committee and will be appointed prior to the closing of this offering. For additional information about the conflicts committee, please read ‘‘Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.’’

In addition, we will have an audit committee of at least three independent directors. One of the members of the audit committee will qualify as an ‘‘audit committee financial expert’’ for purposes of SEC rules and regulations. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our initial audit committee will be comprised of Messrs. Efstathios Loizos, John Karakadas and Leonidas Korres.

Employees of Navios ShipManagement, a subsidiary of Navios Maritime, will provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement. Please read ‘‘Certain Relationships and Related Party Transactions—Management Agreement’’ and ‘‘Certain Relationships and Related Party Transactions—Administrative Services Agreement.’’

Our Chief Executive Officer, Ms. Angeliki Frangou, and our Chief Financial Officer, Mr. Michael E. McClure, will allocate their time between managing our business and affairs and the business and affairs of Navios Maritime. While the amount of time each of them will allocate between our business and the businesses of Navios Maritime will vary from time to time depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities, we anticipate that each of them will allocate approximately one-quarter of their time to our business.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Maritime. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Our general partner owes a fiduciary duty to our unitholders, subject to limitations described under ‘‘Conflicts of Interest and Fiduciary Duties.’’ Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Navios Maritime as sole member of our general partner.

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and our executive officers.

Name	Age	Position
Angeliki Frangou	42	Chairman of the Board and Chief Executive Officer
Michael E. McClure	60	Chief Financial Officer
George Achniotis	42	Director
Shunji Sasada	49	Director
Leonidas Korres	31	Director
Efstathios Loizos	45	Director
Robert Pierot	49	Director
John Karakadas	45	Director

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 85 Akti Miaouli Street, 185 38 Greece.

Angeliki Frangou was appointed our Chairman and Chief Executive Officer in August 2007. Ms. Frangou has been Navios Maritime’s Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Maritime by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the Chief Executive Officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the chairman of the board of IRF European Finance Investments Ltd., listed in AIM of the London Stock Exchange. She is also chairman of the board of directors of Proton Bank, based in Athens, Greece. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Michael E. McClure was appointed our Chief Financial Officer in August 2007. Mr. McClure has been Senior Vice President—Corporate Affairs of Navios Maritime since April 12, 2007. Prior to that date, Mr. McClure was Chief Financial Officer of Navios Maritime from October 1, 2005 to April 12, 2007. Mr. McClure joined Navios Maritime in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios Maritime’s owned port facility in Uruguay and its commercial leads in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from St. Mary’s college with B.A. and Marquette University, Milwaukee, Wisconsin, with a M.B.A.

George Achniotis was appointed to our Board of Directors in August 2007. Mr. Achniotis has been Navios Maritime’s Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Maritime, Mr. Achniotis served as Senior Vice President—Business Development of Navios Maritime from August 2006 to April 2007. Prior to joining Navios Maritime, Mr. Achniotis was a partner at PricewaterhouseCoopers from 1999 to August 2006.

Shunji Sasada was appointed to our Board of Directors in August 2007. Mr. Sasada has been Chief Operating Officer of Navios Corporation since July 2007. Prior to July 2007, Mr. Sasada was Senior Vice President—Fleet Development of Navios Maritime from October 1, 2005 to July 2007.

Mr. Sasada joined Navios in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business.

Leonidas Korres was appointed to our Board of Directors in October 2007. Mr. Korres has served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic since October 2005. From April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and served as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. Prior to his appointment as an advisor to the Minister of Economy and Finance of the Hellenic Republic, Mr. Korres worked as Senior Financial Advisor for KPMG Corporate Finance from 2002 to 2004. From May 2003 to December 2006, he also served as a member of the board of directors of the Center for Employment and Entrepreneurship Non Profit Company. Mr. Korres is currently a member of the board of directors of Hellenic Olympic Properties S.A., the company responsible for the exploitation of the Olympic venues, and Hellenic Railways Organization S.A. He holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a master’s degree in Finance from the University of London.

Efstathios Loizos was appointed to our Board of Directors in October 2007. Since 2005, Mr. Loizos has served as the President of the International Packaging Association and has been the Vice President of the board of directors of the Hellenic Association of Steel Packaging Manufacturers. Since 2002, Mr. Loizos has served as the General Manager and a member of the board of directors of Elsa S.A., a Greek steel packaging company and has been the Vice Chairman of the board of directors of Atlas S.A., one of its affiliates. Mr. Loizos received a Matrise es sciences economiques from the University of Strasbourg and an M.B.A. in finance from New York University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. From 1987 to 2007, Mr. Pierot served as President of Pierot Enterprise, a family investment firm, and one of the founding shareholders of Scorpion Offshore and Chiles Offshore. Mr. Pierot was one of the original members of the board of directors of Chiles Offshore. Mr. Pierot is also a member of the board of directors of the Hellenic-American Chamber of Commerce, a position he has held since 1980.

John Karakadas was appointed to our Board of Directors in October 2007. Since April 2007, Mr. Karakadas has served as Executive Director of Marfin Investment Group, an Athens Exchange listed Investment Company. Mr. Karakadas currently serves as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider listed on the Athens Exchange. In addition, Mr. Karakadas is currently the Managing Director of White Tower Ltd., a U.K. based company, founded by Mr. Karakadas in November 2003, which specializes in corporate and financial restructuring in South East Europe. Since 2005, Mr. Karakadas has served on the board of directors of IRF European Finance Investments Ltd., a London Stock Exchange listed company, and since 2004, he has served on the board of directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the Managing Director of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse Navios ShipManagement and certain affiliates for expenses incurred pursuant to the management and administrative services agreement we will enter into with Navios ShipManagement.

Please read ‘‘Certain Relationships and Related Party Transactions—Management Agreements’’ and ‘‘Certain Relationships and Related Party Transactions—Agreements Governing the Transactions— Administrative Services Agreement.’’ Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

We and our general partner were formed in August 2007. We have not paid any compensation to our directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for our directors and officers prior to this offering. Because our Chief Executive Officer and our Chief Financial Officer are employees of Navios Maritime, their compensation will be set and paid by Navios Maritime, and we will reimburse Navios Maritime for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we will reimburse Navios Maritime for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Maritime for the time of our officers will depend on an estimate of the percentage of time our officers spent on our business and will be based on a percentage of the salary and benefits that Navios Maritime will pay to such officers after the closing of this offering. Our officers, and officers and employees of affiliates of our general partner, may participate in employee benefit plans and arrangements sponsored by Navios Maritime, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers or officers of Navios Maritime who also serve as our directors will not receive additional compensation for their service as directors. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will receive a director fee of $      to $      per year. Ms. Frangou will receive a fee of $      for acting as a director and as our Chairman of the Board. Members of the audit and conflicts committees each will receive a committee fee of $       to $       per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

 Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of units of Navios Maritime Partners L.P. that will be issued upon the consummation of this offering, the concurrent offering to Ms. Frangou and the related transactions, beneficial owners of 5.0% or more of the units, and all of our directors and our executive officers as a group.

	Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Navios Maritime(1)(2)	—	—	7,621,843	100%	41.2	%(3)
All directors and executive officers as a group (8 persons)(4)	500,000	—	—	—	2.7%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Maritime.
(2)	Navios Maritime is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Vasiliki Papaefthymiou, Ted Petrone, Spyridon Magoulas, John Stratakis, Rex Harrington and Allan Shaw. In addition, we have been informed by Navios Maritime that, based upon documents filed with the SEC that are publicly available, it believes that the beneficial owners of greater than 5% of the common stock of Navios Maritime are: Angeliki Frangou (22.9%), FMR Corp. (10.6%), Trafelet Capital Management, L.P. (6.9%) and Neuberger Berman, LLC (5.6%). We have been informed by Navios Maritime that, other than Angeliki Frangou, the Chief Executive Officer of Navios Maritime and a director of Navios Maritime, no beneficial owner of greater than 5% of Navios Maritime’s common stock is an affiliate of Navios Maritime.
(3)	Assumes no exercise of the overallotment option. If the underwriters exercise their overallotment option in full, Navios Maritime’s percentage of total common and subordinated units to be beneficially owned will decrease to 33.1%.
(4)	Gives effect to the purchase of 500,000 common units by Angeliki Frangou, our Chairman and Chief Executive Officer, in the concurrent offering.

Certain Relationships and Related Party Transactions

After this offering, Navios Maritime, the sole member of our general partner, will own no common units and 7,621,843 subordinated units, representing a 41.2% limited partner interest in us, assuming no exercise of the underwriters’ overallotment option. In addition, our general partner will own a 2.0% general partner interest in us and all of the incentive distribution rights. Navios Maritime’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Maritime, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arms’-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the transfer to us of the vessels in our fleet	• 7,621,843 subordinated units;
• 2.0% general partner interest in us;
• the incentive distribution rights; and
• the expected net proceeds of this offering and the concurrent offering to Ms. Frangou, together with $160.0 million in borrowings under our new credit facility, as described in ‘‘Use of Proceeds.’’
Please read ‘‘Summary—The Transactions’’ for further information about our formation and assets contributed to us in connection with the closing of this offering.
The subordinated units to be owned by Navios Maritime after giving effect to this offering represent a 41.2% limited partner interest in us, assuming no exercise of the underwriters’ overallotment option. For more information, please read ‘‘The Partnership Agreement—Voting Rights’’ and ‘‘The Partnership Agreement—Amendment of the Partnership Agreement.’’

Operational Stage

Distributions of available cash to our general partner and its affiliates
We will generally make cash distributions 98.0% to unitholders (including Navios Maritime, the owner of our general partner and the holder of 7,621,843 subordinated units) and the remaining 2.0% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. We refer to the rights to the increasing distributions as ‘‘incentive distribution rights.’’ Please read ‘‘How We Make Cash Distributions—Incentive Distribution Rights’’ for more information regarding the incentive distribution rights.
Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $0.5 million on its 2.0% general partner interest and Navios Maritime would receive an annual distribution of approximately $10.7 million on its subordinated units.
Payments to our general partner and its affiliates
Our general partner will not receive a management fee or other compensation for services from us. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to Navios ShipManagement, a subsidiary of Navios Maritime, for commercial and technical management services and administrative services, as provided under the Management Agreement and the Administrative Services Agreement. Please read ‘‘—Agreements Governing the Transactions.’’
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read ‘‘The Partnership Agreement—Withdrawal or Removal of the General Partner.’’

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in ‘‘The Partnership Agreement—Liquidation and Distribution of Proceeds.’’

Agreements Governing the Transactions

We, our general partner, our operating companies and other parties have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries and the application of the proceeds of this offering and the concurrent offering to Ms. Frangou. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets in our subsidiaries, will be paid from the proceeds of this offering and the concurrent offering to Ms. Frangou.

Agreement to Purchase Future Vessel

In connection with the closing of this offering, we will enter into a share purchase agreement to purchase its interests in the subsidiary that owns Navios TBN I and the related charter.

The completion of the purchase of Navios TBN I will take place following the date of delivery to, and acceptance by, a vessel-owning subsidiary of the vessel under its ship building contract or such later date as may be mutually agreed. Please read ‘‘Business—Acquisition of Navios TBN I and TBN II’’ for more information on these ship building contracts.

The purchase price for Navios TBN I will be funded with borrowings under our new credit facility and the proceeds of a future equity offering. Our obligation to purchase Navios TBN I is not conditioned upon our ability to obtain financing for such purchase.

In addition, at the closing of the offering, we will enter into another share purchase agreement with the same parties to purchase the shares of the subsidiary that owns Navios TBN II and the related charter. This purchase agreement is substantially similar to the one for the Navios TBN I except the right to purchase Navios TBN II is exercisable solely in our discretion. If we do not exercise our purchase right, this agreement will terminate.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Navios Maritime, our general partner and our operating subsidiary. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Navios Maritime will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire or own Panamax or Capesize drybulk carriers under charter for three or more years. This restriction will not prevent Navios Maritime or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring or owning Panamax or Capesize drybulk carriers under charters for less than three years;

(2)	(x) acquiring a Panamax or Capesize drybulk carrier under charter for three or more years after the closing of this offering if Navios Maritime offers to sell to us the vessel for fair market value or (y) putting a Panamax or Capesize drybulk carrier that Navios Maritime owns under charter for three or more years if Navios Maritime offers to sell the vessel to us for fair market value at the time it is chartered for three or more years and, in each case, at each renewal or extension of that charter for three or more years;

(3)	acquiring a Panamax or Capesize drybulk carrier under charter for three or more years as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to those Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Maritime, Navios Maritime must offer to sell such Panamax or Capesize drybulk carriers and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Maritime that would be required to transfer the Panamax and Capesize drybulk carriers and related charters to us separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to the Panamax or Capesize drybulk carriers and related charters, as determined in good faith by the board of directors of Navios Maritime, Navios Maritime shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Maritime if we wish to acquire such

Panamax or Capesize drybulk carriers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Maritime acquiring the non-Panamax or non-Capesize drybulk carriers and related charters forming part of that business or package of assets. If we do not notify Navios Maritime of our intent to pursue the acquisition within 15 calendar days, Navios Maritime may proceed with the acquisition as provided in (a) above.

(4)	acquiring a non-controlling interest in any company, business or pool of assets;

(5)	acquiring or owning any Panamax or Capesize drybulk carrier and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(6)	acquiring or owning Panamax or Capesize drybulk carriers under charter for three or more years subject to the offers to us described in paragraphs (2) and (3) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(7)	providing ship management services relating to any vessel whatsoever, including to Panamax or Capesize drybulk carriers owned by the controlled affiliates of Navios Maritime; or

(8)	acquiring or owning Panamax or Capesize drybulk carriers under charter for three or more years if we have previously advised Navios Maritime that we consent to such acquisition, operation or charter.

Under the omnibus agreement, Navios Maritime will not be prohibited from operating chartered-in Panamax or Capesize drybulk carriers under charter-out contracts for three or more years, so long as immediately prior to the time such vessel is proposed to be put under such charter-out contract, Navios Maritime offers such charter-out opportunity to us in the event that (i) we have a Panamax or Capesize drybulk carrier that is available and comparable to Navios Maritime’s chartered-in vessel and (ii) it is acceptable to the charter customer.

If Navios Maritime or any of its controlled affiliates (other than us or our subsidiaries) acquires or owns Panamax or Capesize drybulk carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the omnibus agreement we will agree, and will cause our subsidiaries to agree, to acquire, own, operate or charter Panamax or Capesize drybulk carriers with charters of three or more years only (any vessels that are not Panamax or Capesize drybulk carriers will in the following be referred to as the ‘‘Non—Panamax and Non-Capesize Drybulk Carriers’’). This restriction will not:

(1)	prevent us or any of our subsidiaries from acquiring a Non-Panamax or Non-Capesize Drybulk Carrier and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(a)	if less than a majority of the value of the total assets or business acquired is attributable to a Non-Panamax or Non-Capesize Drybulk Carrier and related charter, as determined in good faith by us; we must offer to sell such Non-Panamax or Non-Capesize Drybulk Carrier and related charter to Navios Maritime for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Panamax and Non-Capesize Drybulk Carrier and related charter to Navios Maritime separately from the acquired business; and

(b)	if a majority or more of the value of the total assets or business acquired is attributable to a Non-Panamax or Non-Capesize Drybulk Carrier and related charter, as determined in good faith by us; we shall notify Navios Maritime in writing of the proposed acquisition. Navios Maritime shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Panamax or Non-Capesize Drybulk Carrier forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Panamax or Capesize Drybulk Carrier under charter for three or more years forming part of that business or package of assets. If Navios Maritime does not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2)	prevent us or any of our subsidiaries from owning, operating or chartering a Non-Panamax or Non-Capesize Drybulk Carrier subject to the offer to Navios Maritime described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3)	prevent us or any of our subsidiaries from acquiring, operating or chartering a Non-Panamax or Non-Capesize Drybulk Carrier if Navios Maritime has previously advised us that it consents to such acquisition, operation or charter.

If we or any of our subsidiaries owns, operates and charters Non-Panamax or Non-Capesize Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Maritime, the noncompetition provisions of the omnibus agreement will terminate at the time that is the later of one year following the change of control and the date on which all of our outstanding subordinated units have converted to common units; provided, however, that in no event will the noncompetition provisions of the omnibus agreement terminate upon a change of control of Navios Maritime prior to the date that is four years following the date of the omnibus agreement.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries will grant to Navios Maritime a right of first offer on any proposed sale, transfer or other disposition of any of our Panamax or Capesize drybulk carriers and related charters or any Non-Panamax or Non-Capesize Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Maritime will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Panamax or Capesize drybulk carrier under charter for three or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Panamax or Capesize drybulk carrier under charter for three or more years with a non-affiliated third-party or any Non-Panamax or Non-Capesize Drybulk Carrier and related charter, we or Navios Maritime, as the case may be, will deliver a written notice to the other party setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we and Navios Maritime will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Maritime, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Maritime, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Maritime, the right of first offer provisions of the omnibus agreement will terminate at the time that is the later of one year following the change of control and the date on which all of our outstanding subordinated units have converted to common units; provided, however, that in no event will the right of first offer provisions of the omnibus agreement terminate upon a change of control of Navios Maritime prior to the date that is four year following the date of the omnibus agreement.

Indemnification

Under the omnibus agreement, Navios Maritime will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the closing date of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Navios Maritime for these environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Navios Maritime is liable for claims only to the extent such aggregate amount exceeds $500,000.

Navios Maritime will also indemnify us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of this offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

At the closing of this offering, we will enter into a management agreement with Navios ShipManagement, a subsidiary of Navios Maritime, pursuant to which Navios ShipManagement will provide certain commercial and technical management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. Navios ShipManagement will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Maritime subsidiaries.

The commercial and technical management services will include:

•	the commercial and technical management of the vessel: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support,

•	vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages, and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the management agreement will be five years from the closing of this offering, with respect to each vessel in our initial fleet. Pursuant to the terms of the management agreement, we will pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel for the first two years of the term of that agreement. This fixed daily fee will cover all of our vessel operating expenses, including the cost of special surveys, other than certain extraordinary fees and costs. During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $4,000 and $5,000 fixed fees were determined.

The management agreement may be terminated prior to the end of its initial term by us upon 120 days notice if there is a change of control of Navios ShipManagement or by Navios ShipManagement upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by Navios ShipManagement upon 120 days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the management agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, the management agreement may be terminated prior to the end of its initial term by us or by Navios ShipManagement upon 365 days notice for any reason other than those described above.

In addition to the fixed daily fees payable under the management agreement, the management agreement provides that Navios ShipManagement will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as ‘‘acts of God’’ outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the management agreement, neither we nor Navios ShipManagement will be liable for failure to perform any of our or its obligations, respectively, under the management agreement by reason of any cause beyond our or its reasonable control.

In addition, Navios ShipManagement will have no liability for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees, in which case (except where such loss has resulted from Navios ShipManagement’s intentional personal act or omission and with knowledge that such loss would probably result) Navios ShipManagement’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our management agreement, we have agreed to indemnify Navios ShipManagement and its employees and agents against all actions which may be brought against them under the management agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees or agents, or any breach of the management agreement by Navios ShipManagement.

Administrative Services Agreement

At the closing of this offering, we will enter into an administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement will provide certain administrative management services to us. The agreement has an initial term of five years from the closing date of this offering.

The administrative services agreement may be terminated prior to the end of its term by us upon 120 days notice if there is a change of control of Navios ShipManagement or by Navios ShipManagement upon 120 days notice if there is a change of control of us or our general partner. In addition, the administrative services agreement may be terminated by us or by Navios ShipManagement upon 120 days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the management agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, the administrative services agreement may be terminated by us or by Navios ShipManagement upon 365 days notice for any reason other than those described above.

The administrative services will include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders;

•	integration of any acquired businesses; and

•	client and investor relations.

We will reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the administrative services agreement, we have agreed to indemnify Navios ShipManagement and its employees against all actions which may be brought against them under the administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Navios ShipManagement or its employees or agents.

Concurrent Sale of Common Units

In connection with this offering, we will sell 500,000 common units to Angeliki Frangou, our Chairman and Chief Executive Officer, at a price per unit equal to the initial public offering price. At the time of the pricing of the offering, we and Ms. Frangou will enter into a common unit purchase agreement in connection with the sale of the 500,000 common units.

Other Related Party Transactions

Vessel Acquisitions.    On December 19, 2005, Navios Maritime concluded an agreement to purchase four of the vessels in our initial fleet from Maritime Enterprises Management S.A., a company affiliated with the family of Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. Three of the vessels were delivered in 2005 while the fourth, Navios Gemini S, built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels was $119.8 million and was funded (i) with $13.0 million of Navios Maritime’s available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios Maritime’s authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S (1,161,535 shares).

Management Fees.    Navios ShipManagement, a wholly owned subsidiary of Navios Maritime, provided Navios Maritime’s vessels, including our vessels, with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a fixed monthly fee per vessel of $16,667 in 2006, $16,667 in 2005 and $0 in 2004. Such fee was

adjusted at the end of the year, where Navios ShipManagement’s remaining profit or loss is reallocated to the managed vessels, based on the managed days per vessel. Navios ShipManagement was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. Navios ShipManagement paid any costs relating to the operation of Navios Maritime’s vessels, including our vessels. Furthermore, all revenues from the vessels operations were directly deposited to the manager’s bank accounts. Total management fees for the year ended December 31, 2004 amounted to $392,000. Total management fees for the period from January 1, 2005 to August 25, 2005 and for the period from August 26, 2005 to December 31, 2005 were $284,000 and $168,000, respectively. Total management fees for the year ended December 31, 2006 amounted to $698,000. Total management fees for the six months ended June 30, 2007 amounted to $521,000.

Conflicts of Interest and Fiduciary Duties

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Navios Maritime, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors and our officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. Furthermore, all of our executive officers and three of our directors are also directors and/or officers of Navios Maritime and as such they have fiduciary duties to Navios Maritime that may cause them to pursue business strategies that disproportionately benefit Navios Maritime or which otherwise are not in the best interests of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or ‘‘case law’’ of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner, its affiliates or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors are obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our directors are required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read ‘‘Management —Management of Navios Maritime Partners L.P.’’ for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read ‘‘How We Make Cash Distributions—Subordination Period.’’

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating subsidiary, or its subsidiaries.

Neither our partnership agreement nor any other agreement requires Navios Maritime to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Navios Maritime’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Navios Maritime, which may be contrary to our interests.

Because all of our executive officers and three of our directors are also directors and/or officers of Navios Maritime, such officers and directors have fiduciary duties to Navios Maritime that may cause them to pursue business strategies that disproportionately benefit Navios Maritime or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Navios Maritime.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Maritime. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

Navios Maritime conducts businesses and activities of its own in which we have no economic interest. These activities are likely to remain significant and therefore there will be material competition for the time and effort of our officers, who also provide services to Navios Maritime and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Maritime and its affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Maritime.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read ‘‘Certain Relationships and Related Party Transactions’’ and ‘‘Management—Reimbursement of Expenses of Our General Partner.’’

Our general partner intends to limit its liability regarding our obligations.

Our partnership agreement directs that liability of our general partner for the contractual arrangements of the partnership are limited so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner or by our directors to limit the liability of our general partner or our directors, is not a breach of the fiduciary duties of our general partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us then those generally being provided to or available from unrelated third parties; or

•	‘‘fair and reasonable’’ to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Navios ShipManagement, which will provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of Navios ShipManagement to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read ‘‘The Partnership Agreement—Limited Call Right.’’

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may or may not, in our sole discretion, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Navios Maritime, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in the businesses described above under the caption ‘‘Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition.’’ Similarly, under the omnibus agreement, Navios Maritime will agree and will cause it affiliates to agree, for so long as Navios Maritime controls our partnership, not to engage in the businesses described above under the caption ‘‘Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition.’’ Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our general partner, as restricted or expanded by the partnership agreement.

In addition, we have entered into services agreements, and may enter into additional agreements with Navios Maritime and certain of its subsidiaries, including Navios ShipManagement. In the performance of their obligations under these agreements, Navios Maritime and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Navios Maritime as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.17 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in ‘‘good faith’’ and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	‘‘fair and reasonable’’ to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and our directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or our directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read ‘‘The Partnership Agreement.’’

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and our officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our officers and directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read ‘‘The Partnership Agreement—Indemnification.’’

 Description of the Common Units

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and ‘‘How We Make Cash Distributions.’’ For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read ‘‘The Partnership Agreement.’’

Transfer Agent and Registrar

Duties

Continental Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

 The Partnership Agreement

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of the agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read ‘‘How We Make Cash Distributions;’’

•	with regard to the fiduciary duties of our general partner and our directors, please read ‘‘Conflicts of Interest and Fiduciary Duties;’’ and

•	with regard to the transfer of common units, please read ‘‘Description of the Common Units —Transfer of Common Units.’’

Organization and Duration

We were organized on August 7, 2007 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us, our operating subsidiary or its subsidiaries to engage in activities other than the marine transportation of drybulk commodities, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Power of Attorney

Each limited partner, and each person who acquires a unit from another unitholder grants to our board of directors, the chairman and vice chairman of our board of directors and our chief executive officer and/or president and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under ‘‘—Limited Liability.’’

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a ‘‘unit majority’’ require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially or otherwise would have voting rights associated with more than 4.9% of any class of units then outstanding, any such rights in excess of 4.9% may not be voted on any matter and the underlying units will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unitholders beginning with the annual meeting of unitholders following the closing of this offering. Subordinated units will not be voted in the election of the four directors.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights by unitholders; general partner approval required for all issuances not reasonably expected to be accretive to equity or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.
Amendment of the partnership agreement
Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read ‘‘—Amendment of the Partnership Agreement.’’
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read ‘‘—Merger, Sale or Other Disposition of Assets.’’
Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors. Please read ‘‘—Termination and Dissolution.’’
Reconstitution of our partnership upon dissolution	Unit majority. Please read ‘‘—Termination and Dissolution.’’
Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.

Action	Unitholder Approval Required and Voting Rights
Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2017 in a manner which would cause a dissolution of our partnership. Please read ‘‘—Withdrawal or Removal of the General Partner.’’
Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. Please read ‘‘—Withdrawal or Removal of the General Partner.’’
Transfer of the general partner interest in us
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2017. Please read ‘‘—Transfer of General Partner Interest.’’
Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2017. Please read ‘‘—Transfer of Incentive Distribution Rights.’’
Transfer of ownership interests in the general partner	No approval required at any time. Please read ‘‘—Transfer of Ownership Interests in General Partner.’’

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to elect four of our seven directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted ‘‘participation in the control’’ of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the operating subsidiary and its subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted ‘‘participation in the control’’ of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

The partnership agreement authorizes us to issue an unlimited amount of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. Our general partner will have the right to approve issuances of additional securities that are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s interest in us will thus be reduced if we issue additional partnership securities in the future and our general partner does not elect to maintain its 2.0% general partner interest in us. Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Tax Status

The partnership agreement provides that the partnership will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5)	give any person the right to dissolve our partnership other than the right of our general partner and board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own 41.2% of our outstanding units, assuming no exercise of the underwriters’ overallotment option.

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of the Marshall Islands;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us, our officers or directors or our general partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6)	any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8)	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our partnership agreement; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner if our board of directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Neither our general partner nor our board of directors will be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under ‘‘—No Unitholder Approval’’ should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiary

We effectively control, manage and operate our operating subsidiary by being its sole member. Our officers manage our operating subsidiary under the direction and supervision of our board of directors.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in ‘‘How We Make Cash Distributions—Distributions of Cash Upon Liquidation.’’ The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read ‘‘—Transfer of General Partner Interest’’ and ‘‘—Transfer of Incentive Distribution Right.’’

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read ‘‘—Termination and Dissolution.’’

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 44.8% of the outstanding common and subordinated units, assuming no exercise of the overallotment option. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to December 31, 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Navios GP L.L.C. as our general partner or otherwise change management. If any person or group acquires beneficial ownership of or otherwise would have the right to vote more than 4.9% or more of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ notice equal to the greater of (x) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read ‘‘Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units’’ and ‘‘Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.’’

At the completion of this offering and assuming no exercise of the underwriters’ overallotment option, Navios Maritime, an affiliate of our general partner, will not own any of the common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ overallotment option and conversion of our subordinated units into common units, Navios Maritime will own approximately 41.2% of the common units.

Board of Directors

Under our partnership agreement, our general partner delegates to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our board of directors is comprised of seven persons, three of whom are appointed by Navios Maritime in its sole discretion and four of whom are elected by the common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Our general partner may remove an appointed board member with or without cause at any time. ‘‘Cause’’ generally means a court’s finding a person liable for actual fraud or willful misconduct in his or her capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read ‘‘—Issuance of Additional Securities.’’ However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum, or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under ‘‘—Limited Liability,’’ the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6)	any person designated by our board of directors; and

(7)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and the members of our board of directors for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or the members of our board of directors in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner and the members of our board of directors are entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Navios GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read ‘‘Units Eligible for Future Sale.’’

Units Eligible for Future Sale

After the sale of the common units offered by this prospectus, Navios Maritime will hold an aggregate of 7,621,843 subordinated units. Immediately after consummation of this offering, Angeliki Frangou, our Chairman and Chief Executive Officer, will own 500,000 common units that were acquired in a private transaction not involving a public offering and these units are treated as ‘‘restricted securities’’ for purposes of Rule 144. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have a material adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933. However, any common units held by an ‘‘affiliate’’ of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least two years, would be entitled to sell those common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

The partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read ‘‘The Partnership Agreement—Issuance of Additional Securities.’’

Under the partnership agreement, our general partner and its affiliates (including Angeliki Frangou) have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following the withdrawal or removal as our general partner and its affiliates. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries, our general partner and its affiliates and Navios Maritime, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read ‘‘Underwriting’’ for a description of these lock-up provisions.

 Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to ‘‘we,’’ ‘‘our’’ or ‘‘us’’ are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as ‘‘capital assets’’ (generally, for investment purposes). The following discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., banks or other financial institutions, insurance companies, broker-dealers, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, to partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. Each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term ‘‘U.S. Holder’’ means a beneficial owner of our common units that owns less than 10.0% of our common units and that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below of the rules applicable to passive foreign investment companies, or PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us. For U.S. foreign tax credit purposes, dividends received with respect to the common units will be treated as foreign source income and generally will be treated as ‘‘passive category income.’’

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a ‘‘U.S. Individual Holder’’) generally will be treated as ‘‘qualified dividend income’’ that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010), provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on or after January 1, 2011, will be taxed at rates applicable to ordinary income.

Special rules may apply to any amounts received in respect of our common units that are treated as ‘‘extraordinary dividends.’’ In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an ‘‘extraordinary dividend’’ on our common units that is treated as ‘‘qualified dividend income,’’ then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition, under legislation proposed in the U.S. Congress, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, if the non-U.S. corporation is created or organized under the laws of a foreign country that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on corporations organized under its laws, it is likely that, if this legislation were enacted, the preferential tax rates imposed on qualified dividend income would no longer be applicable to dividends received from us. Legislation has also been proposed that, if enacted, would limit the preferential tax rate to dividends paid on or before December 31, 2007. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether any of this legislation will be enacted.

Ratio of Dividend Income to Distributions

We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. We estimate that approximately           % of the total cash distributions made during the years 2008 and 2009 to a purchaser of common units in this offering and who owns those common units from the date of closing of this offering through December 31, 2009, will constitute dividend income. The remaining portion of these distributions, determined on a cumulative basis, will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly dividend of $0.3375 per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed above under ‘‘Distributions’’ and ‘‘Ratio of Dividend Income to Distributions’’). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute ‘‘passive income’’ unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Vinson & Elkins L.L.P., is of the opinion that (1) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceed 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on its conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel believes that there is substantial legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters as services income. However, there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue. The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a U.S. Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an ‘‘Electing Holder’’), he must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a ‘‘Mark-to-Market’’ Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as ‘‘marketable stock,’’ then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year (a ‘‘Non-Electing Holder,’’) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a ‘‘Non-U.S. Holder’’. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

Underwriting

We intend to offer the common units through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, Navios Maritime and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of common units listed opposite their names below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
S. Goldman Advisors LLC
DVB Capital Markets LLC
Total	10,000,000

In addition, we will directly sell 500,000 common units to Angeliki Frangou, our Chairman and Chief Executive Officer, at a price per unit equal to the initial public offering price. These common units are not part of the underwritten offering and none of the underwriters will participate as an underwriter, placement agent or in any other offeror capacity in connection with the sale of, and will not receive any commission or discount on, these units.

The underwriters have agreed to purchase all of the common units sold under the purchase agreement if any of these common units are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We, our general partner, Navios Maritime and Navios Maritime Operating L.L.C. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per common unit. The underwriters may allow, and the dealers may reallow, a discount not in excess of $              per common unit to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Navios Maritime Partners L.P.	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $1.4 million (exclusive of underwriting discounts and the structuring fee) and are payable by us.

Navios Maritime will pay a financial advisory fee of $             , or $              if the underwriters exercise their overallotment option in full, for valuation analysis and structuring of our partnership.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,500,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and Navios Maritime and its affiliates have agreed, with exceptions, not to sell or transfer any common units for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we, our executive officers and directors and Navios Maritime and its affiliates have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The foregoing will not apply to the offer for sale, sale or other issuance of common units or other securities to Navios Maritime or any of its subsidiaries in connection with our acquisition of any assets from Navios Maritime or any of its subsidiaries provided that any such recipient of common units or other securities enters into a lock-up arrangement for the remainder of the 180-day restricted period. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 180-day period or if, prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by these lock-up agreements may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such common units.

New York Stock Exchange Listing

Our common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol ‘‘NMM.’’

Lack of Public Market

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after this offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common units in connection with this offering, that is, if they sell more common units than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing common units in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common units to stabilize the common unit price or to reduce a short position may cause the price of the common units to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase common units in the open market to reduce the underwriters’ short position or to stabilize the price of such common units, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those common units. The imposition of a penalty bid may also affect the price of the common units in that it discourages resales of those common units.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may allocate a limited number of common units for sale to their online brokerage customers. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the ‘‘Order’’) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as ‘‘relevant persons’’). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the common units in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common units in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’) each underwriter represents and warrants that it has not made and will not make an offer to the public of any common units which are the subject of this offering contemplated by this prospectus in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any common units at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common units shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common units to be offered so as to enable an investor to decide to purchase any common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Federal Republic of Germany

The common units will not be sold in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Securities Sales

Prospectus Act (Wertpapier-Verkaufsprospektgesetz), the German Investment Act (Investmentgesetz), respectively, and any other laws and regulations applicable in the Federal Republic of Germany governing the issue, the offering and the sale of securities.

The common units may neither be nor intended to be distributed by way of public offering, public advertisement or in a similar manner within the meaning of sections 2Nr. 4, 3 (1) of the German Securities Prospectus Act (Wertpapierprospektgesetz), section 8f (1) of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and sections 1, 2 (11), 101 (1) and (2) of the German Investment Act (Investmentgesetz) nor shall the distribution of this prospectus or any other document relating to the common units constitute such public offer.

The distribution of the common units has not been notified and the common units are not registered or authorized for public distribution in the Federal Republic of Germany under the German Securities Prospectus Act (Wertpapierprospektgesetz) or the German Investment Act (Investmentgesetz). Accordingly, this prospectus has not been filed or deposited with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht — BaFin).

Prospective German investors in the common units are urged to seek independent tax advice and to consult their professional advisors as to the legal and tax consequences that may arise from the application of the German Investment Tax Act (Investmentsteuergesetz) to the common units and neither we nor the underwriters accept any responsibility in respect of the German tax position of the common units.

Hong Kong

Our common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (or, the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common units are subscribed for or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.

Japan

Our common units have not been and will not be registered under the Securities and Exchange Law of Japan (or, the ‘‘Securities and Exchange Law’’) and our common units will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

Our common units may be offered in Switzerland on the basis only of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the SWX Swiss Exchange. Our common units may not be offered or distributed on a professional basis in, into or from Switzerland and neither this prospectus nor any other offering material relating to our common units may be publicly issued in connection with any such offer or distribution. Our common units have not been and will not be approved by any Swiss regulatory authority. In particular, our common units are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Federal Act on Collective Investment Schemes.

Italy

The offering of our common units has not been registered with the Commissione Nazionale per le Societäe la Borsa (‘‘CONSOB’’), in accordance with Italian securities legislation. Accordingly, the shares may not be offered, sold or delivered, and copies of this prospectus supplement or any other document relating to the shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the ‘‘Finance Law’’) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the ‘‘Issuers Regulation’’) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the common units in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the ‘‘Banking Law Consolidated Act’’) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member

State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Ireland

The common units will not be placed, otherwise than in conformity than with the provisions of the Irish Investment Intermediaries Act 1995 (as amended), including, without limitation, Sections 9 and 23 thereof and any codes of conduct rules made under Section 37 thereof and the provisions of the Investor Compensation Act 1998.

Australia

This document does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth) (the ‘‘Corporations Act’’) and does not include the information required for a disclosure document under the Corporations Act. This document has not been lodged with the Australian Securities and Investments Commission (‘‘ASIC’’) and no steps have been taken to lodge it with ASIC. Any offer in Australia of the common units under this prospectus may only be made to persons who come within one of the categories set out in sections 708(8), 708(10), 708(11) of the Corporations Act, or otherwise pursuant to one or more exemptions in section 708 of the Corporations Act so that it is lawful to offer the common units without disclosure to investors under Part 6D.2 of the Corporations Act (collectively referred to as ‘‘Sophisticated and Professional Investors’’).

As no formal disclosure document (such as a prospectus) will be lodged with ASIC, the common units will only be offered and issued in Australia to one of the categories of Sophisticated or Professional Investors. If a person to whom common units are issued (called an ‘‘Investor’’) sells the common units in Australia within 12 months from their issue, the Investor may need to lodge a prospectus with ASIC unless that sale is to another Sophisticated or Professional Investor or otherwise in reliance on a prospectus disclosure exemption under the Corporations Act. Any person acquiring common units should observe such Australian on-sale restrictions.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Navios Maritime and its subsidiaries or with us. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and S. Goldman Advisors LLC acted as initial purchasers in connection with Navios Maritime’s December 2006 issuance of senior notes and as underwriters in connection with Navios Maritime’s May 2007 offering of common stock and received customary commissions in connection with both transactions. S. Goldman Advisors LLC acted as Navios Maritime’s financial advisor in its acquisition of Kleimar N.V. in February 2007 and received a customary advisory fee in connection therewith. An affiliate of DVB Capital Markets LLC will be a lender under our revolving credit facility.

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, New York, New York 10080. J.P. Morgan Securities Inc.’s address is 270 Park Avenue, New York, New York 10017.

 Service of Process and Enforcement of Civil Liabilities

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors, our officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed the Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, to accept service of process on our behalf in any such action.

Reeder & Simpson P.C., our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

 Legal Matters

The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Reeder & Simpson P.C. Certain tax matters will be passed upon for us by Reeder & Simpson P.C. and Vinson & Elkins L.L.P., New York, New York. Certain other legal matters will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, and by Vinson & Elkins L.L.P., New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Vinson & Elkins L.L.P. and Fried, Frank, Harris, Shriver & Jacobson LLP may rely on the opinion of Reeder & Simpson P.C., for all matters of Marshall Islands law. Fried, Frank, Harris, Shriver & Jacobson LLP has performed legal services for Navios Maritime and its subsidiaries from time to time.

 Experts

The combined financial statements of the Predecessor to Navios Maritime Partners L.P. (successor) as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and the period from August 26, 2005 to December 31, 2005 and the combined financial statements of the Predecessor to Navios Maritime Partners L.P. (predecessor) for the period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheets of Navios Maritime Partners L.P. and Navios GP L.L.C. as of August 8, 2007 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

You may contact PricewaterhouseCoopers S.A. at 268 Kifissias Avenue, GR-152 32 Athens, Greece.

The discussion contained in the section of this prospectus entitled ‘‘The International Drybulk Shipping Industry’’ has been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that it accurately describes the international drybulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Drewry, established in 1970, is an independent consulting and publishing organization providing market data across key maritime sectors. Headquartered in London, with a supporting organization in India, Drewry has a client base in more than 70 countries. Drewry’s address is Drewry House, 213 Marsh Wall, London, E14 9FJ, UK.

 Expenses Related to This Offering

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$7,415
Financial Industry Regulatory Authority, Inc. filing fee	25,700
New York Stock Exchange listing fee	150,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	180,000
Printing and engraving costs	5,000
Transfer agent fees and other	2,000
Miscellaneous	4,885
Total	$1,375,000

All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the New York Stock Exchange fee.

 Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. We intend to file our annual report on Form 20-F earlier than the SEC currently requires. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and executive officers and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

 Industry and Market Data

The discussions contained in the section of this prospectus entitled ‘‘The International Drybulk Shipping Industry’’ has been reviewed by Drewry, which has confirmed to us that they accurately describe the international drybulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

INDEX TO FINANCIAL STATEMENTS

Page
NAVIOS MARITIME PARTNERS L.P.
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Introduction	P-1
Unaudited Pro Forma Combined Balance Sheet as of June 30, 2007	P-3
Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2006	P-4
Unaudited Pro Forma Combined Statement of Income for the six months ended June 30, 2007	P-5
Notes to the Unaudited Pro Forma Combined Financial Statements	P-6
NAVIOS MARITIME PARTNERS PREDECESSOR
UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Predecessor Condensed Combined Balance Sheets as of June 30, 2007 and December 31, 2006	F-1
Unaudited Predecessor Condensed Combined Statements of Operations for the six months ended June 30, 2007 and June 30, 2006	F-2
Unaudited Predecessor Condensed Combined Statements of Cash Flows for the six months ended June 30, 2007 and June 30, 2006	F-3
Unaudited Predecessor Condensed Combined Statements of Owner’s Net Investment and Comprehensive Income/(Loss) for the six months ended June 30, 2007	F-4
Notes to the Unaudited Predecessor Condensed Combined Financial Statements	F-5
AUDITED COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-13
Report of Independent Registered Public Accounting Firm	F-14
Predecessor Combined Balance Sheets as of December 31, 2006 and December 31, 2005	F-15
Predecessor Combined Statements of Operations for the year ended December 31, 2006, the period from January 1, 2005 to August 25, 2005, the period from August 26, 2005 to December 31, 2005 and the year ended December 31, 2004	F-16
Predecessor Combined Statements of Cash Flows for the year ended December 31, 2006, the period from January 1, 2005 to August 25, 2005, the period from August 26, 2005 to December 31, 2005 and the year ended December 31, 2004	F-17
Predecessor Combined Statements of Owner’s Net Investment and Comprehensive Income/(Loss) for the year ended December 31, 2006, the period from January 1, 2005 to August 25, 2005, the period from August 26, 2005 to December 31, 2005 and the year ended December 31, 2004	F-18
Notes to the Predecessor Combined Financial Statements	F-19
NAVIOS MARITIME PARTNERS L.P.
AUDITED BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-35
Audited Balance Sheet as of August 8, 2007	F-36
Notes to Audited Balance Sheet	F-37
NAVIOS GP L.L.C.
AUDITED BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-39
Audited Balance Sheet as of August 8, 2007	F-40
Notes to Audited Balance Sheet	F-41

INTRODUCTION TO UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS
NAVIOS MARITIME PARTNERS L.P.

During August 2007, Navios Maritime Holdings, Inc (‘‘Navios Maritime’’) formed Navios Maritime Partners L.P., a Marshall Islands limited partnership (the ‘‘Partnership’’), as part of its strategy to expand in the drybulk shipping sector.

In connection with the initial public offering of the Partnership (‘‘IPO’’), Navios Maritime will contribute the shares of one vessel-owning subsidiary (Felicity Shipping Corporation) and sell the remaining four vessel-owning subsidiaries (Libra Shipping Enterprises Corporation, Alegria Shipping Corporation, Gemini Shipping Corporation and Galaxy Shipping Corporation) together with the capital stock of Prosperity Shipping Corporation, an additional subsidiary with charter-in rights and an option to purchase a vessel delivered in June 2007, the capital stock of Aldebaran Shipping Corporation, an additional subsidiary with charter-in rights and an option to purchase one additional vessel, and the capital stock of Fantastiks Shipping Corporation, an additional subsidiary with charter-in rights and an option to purchase one additional vessel, in exchange for an aggregate 41.2% limited partner interest in the Partnership, a 2.0% general partner interest in the Partnership, all of the Partnership’s incentive distribution rights, the net cash proceeds of the IPO and $160.0 million in cash funded by borrowings under the Partnership’s new revolving credit facility. Upon the closing of the IPO, the Partnership will have a fleet of five Panamax vessels as well as charter-in rights and options to purchase two additional Panamax vessels and one additional Capesize vessel. The subsidiaries being transferred by Navios Maritime to the Partnership in connection with the IPO are herein referred to as Navios Maritime Partners Predecessor. The accompanying unaudited pro forma combined financial statements give effect to the IPO and related transactions. As a reorganization of entities under common control, the transfer of the subsidiaries was recorded at Navios Maritime Partners Predecessor’s cost.

Unless the context requires otherwise, for purposes of this pro forma presentation, all references to ‘‘we,’’ ‘‘our,’’ ‘‘us’’ and the ‘‘Partnership’’ refer to Navios Maritime Partners L.P. and its subsidiaries. References to ‘‘Navios Maritime’’ refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries, including Navios ShipManagement Inc. Navios ShipManagement Inc. (an affiliate of the Partnership’s general partner) will manage the commercial and technical operation of our fleet pursuant to a management agreement that it will enter into with us in connection with the closing of this offering and will provide administrative services to us pursuant to an administrative services agreement that it will enter into with us in connection with the closing of this offering. References to ‘‘Navios ShipManagement’’ are to Navios ShipManagement Inc.

The unaudited pro forma combined balance sheet as at June 30, 2007 assumes the IPO and related transactions occurred on June 30, 2007. The unaudited pro forma combined statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 assumes the IPO and related transactions occurred on January 1, 2006. Please read Note 1, Basis of Presentation, in the accompanying notes to the unaudited pro forma combined financial statements for further explanation.

The unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles (‘‘GAAP’’) consistent with those used in, and should be read together with, Navios Maritime Partners Predecessor’s historical combined financial statements and related notes, which are included elsewhere in this prospectus.

The unaudited pro forma combined financial statements do not give effect to the contracted purchase of the Capesize vessel in 2009 or any related borrowings and/or equity offerings that may occur at that time.

The unaudited pro forma balance sheet and statement of operations were derived by adjusting the historical combined financial statements of Navios Maritime Partners Predecessor. The adjustments reflected in the unaudited pro forma combined financial statements are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the initial public offering and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined financial statements give appropriate effect to the assumptions and are applied in conformity with U.S. GAAP.

The unaudited pro forma combined financial statements do not purport to present the Partnership’s results of operations had the IPO and transactions to be effected in connection with the IPO actually been completed at the dates indicated. In addition, they do not project the Partnership’s results of operations for any future period.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
NAVIOS MARITIME PARTNERS L.P.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	As of June 30, 2007
	Navios Maritime Partners Predecessor Historical	Initial Public Offering and Other Transaction Adjustments		Navios Maritime Partners L.P. Pro Forma
	(in thousands of U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	$—	$3,700	(3c)	$3,700
		195,425	(3f)
		(195,425	)(3g)
Accounts receivable, net	552	—	(3h)	552
Prepaid expenses and other current assets	1,714	—	(3h)	1,714
Amounts due from related parties	18,808	(18,808	)(3l)	—
Total current assets	21,074	(15,108)		5,966
Vessels, net	139,905	—	(3h)	139,905
Deferred financing costs, net	1,128	(1,128	)(3d)	—
		1,300	(3c)	1,300
Deferred dry dock and special survey costs, net	1,499	—	(3h)	1,499
Favorable lease terms	57,384	—	(3h)	57,384
Total non-current assets	199,916	172		200,088
Total assets	$220,990	$(14,936)		$206,054
LIABILITIES AND OWNER’S/PARTNERS’ NET INVESTMENT
Current Liabilities
Accounts payable	$1,426	$—	(3h)	$1,426
Accrued expenses	1,732	—	(3h)	1,732
Deferred voyage revenue	1,694	—	(3h)	1,694
Short-term backlog liability	400	—	(3h)	400
Current portion of long term debt	3,055	(3,055	)(3d)	—
Deferred tax liability	3,328	(3,328	)(3j)	—
Total current liabilities	11,635	(6,383)		5,252
Long-term debt, net of current portion	73,939	(73,939	)(3d)	—
		165,000	(3c)	165,000
Unfavorable lease terms	7,654	—	(3h)	7,654
Deferred tax liability	13,549	(13,549	)(3j)	—
Total non-current liabilities	95,142	77,512		172,654
Total liabilities	106,777	71,129		177,906
Commitments and contingencies (Note 4)	—			—
Owner’s net investment	114,213	(165,000	)(3c)
		3,700	(3c)
		1,300	(3c)
		3,055	(3d)
		73,939	(3d)
		(1,128	)(3d)
		16,877	(3j)
		195,425	(3f)
		(195,425	)(3g)
		(18,808	)(3l)
Common units				195,425
Held by general partner and its affiliates:
General partner interest				(7,741	)(3k)
Subordinated units				(159,536	)(3k)
Total partners’ equity				28,148
Total liabilities and owners’/partners’ net investment	$220,990	$(14,936)		$206,054
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
NAVIOS MARITIME PARTNERS L.P.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year Ended December 31, 2006
	Navios Maritime Partners Predecessor Historical	Initial Public Offering and Other Transaction Adjustments		Navios Maritime Partners L.P. Pro Forma
	(in thousands of U.S. dollars, except for unit and per unit data)
Time charter and voyage revenue	$31,549	$30,566	(3a)	$62,115
Gain (loss) on forward freight agreements	(2,923)	—		(2,923)
Time charter and voyage expenses	(1,344)	(14,899	)(3a)	(16,243)
Direct vessel expenses	(5,626)	(1,326	)(3b)	(6,952)
Management fees	(698)	698	(3b)	—
General and administrative expenses	—	(2,000	)(3e)	(2,000)
Depreciation and amortization	(8,035)	(3,107	)(3i)	(11,142)
Interest expense and finance cost	(6,286)	(3,684	)(3c)	(9,970)
Other income	61	—		61
Other expense	(74)	—		(74)
Net income	$6,624	$6,248		$12,872
General partner’s interest in net income				$257
Limited partners’ interest:
Net income				$12,615
Net income per:
– Common unit (basic and diluted) (note 5)				$1.20
– Subordinated unit (basic and diluted) (note 5)				$—
– Unit (basic and diluted) (note 5)				$0.70
Weighted average number of units outstanding:
– Common units (basic and diluted) (note 5)				10,500,000
– Subordinated units (basic and diluted) (note 5)				7,621,843
– Total limited partner units (basic and diluted) (note 5)				18,121,843

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
NAVIOS MARITIME PARTNERS L.P.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Six Months Ended June 30, 2007
	Navios Maritime Partners Predecessor Historical	Initial Public Offering and Other Transaction Adjustments		Navios Maritime Partners L.P. Pro Forma
	(in thousands of U.S. dollars, except for unit and per unit data)
Time charter and voyage revenue	$23,177	$10,115	(3a)	$33,292
Time charter and voyage expenses	(2,698)	(5,129	)(3a)	(7,827)
Direct vessel expenses	(3,055)	(565	)(3b)	(3,620)
Management fees	(521)	521	(3b)	—
General and administrative expenses	—	(1,000	)(3e)	(1,000)
Depreciation and amortization	(5,264)	(281	)(3i)	(5,545)
Interest expense and finance cost	(2,497)	(2,449	)(3c)	(4,946)
Other income	27	—		27
Other expense	(46)	—		(46)
Net income before taxes	9,123	1,212		10,335
Income tax	486	(486	)(3j)	—
Net income	$9,609	$726		$10,335
General partner’s interest in net income				$207
Limited partners’ interest:
Net income				$10,128
Net income per:
– Common unit (basic and diluted) (note 5)				$0.70
– Subordinated unit (basic and diluted) (note 5)				$0.36
– Unit (basic and diluted) (note 5)				$0.56
Weighted average number of units outstanding:
– Common units (basic and diluted) (note 5)				10,500,000
– Subordinated units (basic and diluted) (note 5)				7,621,843
– Total limited partner units (basic and diluted) (note 5)				18,121,843

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS

1.	Basis of Presentation

The unaudited pro forma combined statements of income for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume the following transactions occurred on January 1, 2006, and the unaudited pro forma combined balance sheet as at June 30, 2007 assumes that the following transactions occurred on June 30, 2007:

•	The Partnership’s entry into new time charter contracts relating to two Panamax vessels, Navios Prosperity and Navios Aldebaran, and the acquisition of an existing time charter contract related to one Capesize vessel, Fantastiks, which was part of Navios Maritime’s acquisition of Kleimar.

•	The Partnership’s entry into a management agreement with Navios ShipManagement pursuant to which Navios ShipManagement will provide certain commercial and technical management services to the Partnership for a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel.

•	The Partnership’s incurrence of additional debt of $165.0 million under a new revolving credit facility to be entered into in connection with the IPO.

•	Navios Maritime’s assumption of $77.0 million of outstanding debt allocated to certain vessel owning subsidiaries prior to the transfer of such vessel owning subsidiaries to the Partnership.

•	The Partnership’s acquisition of all of the outstanding shares of capital stock of five of Navios Maritime’s vessel-owning subsidiaries (Alegria Shipping Corporation, Libra Shipping Enterprises Corporation, Gemini Shipping Corporation, Felicity Shipping Corporation, Galaxy Shipping Corporation) and three Navios Maritime subsidiaries that operate, and have options to purchase, three vessels (Prosperity Shipping Corporation, Aldebaran Shipping Corporation and Fantastiks Shipping Corporation) in exchange for:

–	7,621,843 subordinated units of the Partnership;

–	the issuance to Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime, of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights; and

–	the net proceeds of the IPO and the concurrent offering to Angeliki Frangou (approximately $195.4 million assuming an initial public offering price of $20.00 per common unit), and an additional $160.0 million of the $165.0 million the Partnership will borrow under its new credit facility.

•	The Partnership’s issuance of 10,500,000 common units (assuming no exercise of the underwriters’ overallotment option) at an assumed initial public offering price of $20.00 per common unit, resulting in aggregate gross proceeds to the Partnership of approximately $210.0 million.

•	The Partnership’s payment of estimated underwriting fees and other offering expenses of $14.6 million.

•	The Partnership’s incurrence of estimated general and administrative expenses of $2.0 million annually.

•	The Partnership’s forgiveness of related party receivables immediately prior to the offering which will be reflected as a capital distribution to Navios in the financial statements of the Partnership when forgiven.

The unaudited pro forma combined financial statements do not give effect to the contracted purchase of the Capesize vessel in 2009 or any related borrowings and/or equity offerings that may occur at that time.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

The effect on the unaudited pro forma combined financial statements of certain of the previously mentioned transactions is more fully described in Note 3.

The unaudited pro forma combined financial statements are not necessarily indicative of what the Partnership’s results of operations and financial position would have been, nor do they purport to project the Partnership’s results of operations for any future periods. The unaudited pro forma combined financial statements should be read in conjunction with the combined financial statements of Navios Maritime Partners Predecessor referred to above.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by Navios Maritime Partners Predecessor as set forth in its historical combined financial statements contained elsewhere in this prospectus.

3.	Initial Public Offering and Related Transactions of Navios Maritime Partners Predecessor—Pro Forma Adjustments and Assumptions

The unaudited pro forma combined financial statements give pro forma effect to the following:

(a)	The Partnership’s entry into new time charter contracts relating to two Panamax vessels, Navios Prosperity and Navios Aldebaran and to one Capesize vessel, Fantastiks. Had these time charter contracts been entered into on January 1, 2006, the Partnership’s time charter revenues and time charter expenses would have increased by $30.6 million and $14.9 million, respectively, for the year ended December 31, 2006 and by $10.1 million and $5.1 million respectively, for the six months ended June 30, 2007. Time charter revenue for these vessels has been calculated based on the actual charter rates applicable on the actual commencement of the charter, assuming that unscheduled off hire for these vessels will be four days per year, per vessel, based on Navios Maritime’s historical average utilization rates for 2006. The charter rates and the additional periods per vessel included in the unaudited pro forma combined statements of operations are as follows:

Vessel	Daily charter-out rate	Additional period included in pro forma
		Year ended December 31, 2006	Six months ended June 30, 2007
Fantastiks	$32,279	1/1/06-12/31/06	1/1/07-2/2/07
Navios Prosperity	$24,000	1/1/06-12/31/06	1/1/07-6/19/07
Navios Aldebaran	$28,391	1/1/06-12/31/06	1/1/07-6/30/07

Time charter hire expense has been calculated based on the number of available days for each charter-in vessel during the year or the six month period (as shown in the above table, assuming four unscheduled off-hire days per vessel), multiplied by the actual charter hire expense rate applicable on the commencement of the charter. The average pro forma daily charter hire expense for the year ended December 31, 2006 is $13,421 per charter-in vessel ($13,757 for the six months ended June 30, 2007).

(b)	The Partnership’s entry into a management agreement with Navios ShipManagement pursuant to which Navios ShipManagement will provide certain commercial and technical management services to the Partnership for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel, which will be fixed for the first two years of that agreement. At the same time, general and administrative expenses as well as management fees (including allocations of corporate overhead) related to the old management agreement, which will terminate with respect to the vessels in the Partnership’s fleet upon effectiveness of the new management agreement, are eliminated. Had the management agreement been effective on

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

January 1, 2006, the direct vessel expenses based on actual delivery of the owned vessels (Navios Gemini S was delivered on January 5, 2006 and Navios Galaxy I was delivered on March 23, 2006) would have increased by $1.3 million for the year ended December 31, 2006 and $0.6 million for the six month period ended June 30, 2007. The increase is due to the difference between the average historical daily operating cost per vessel (approximately $3,638 for the year ended December 31, 2006 and approximately $3,873 for the six months ended June 30, 2007) compared to the fixed daily fees charged by Navios ShipManagement.

(c)	The Partnership’s incurrence of non-amortizing debt of $165.0 million of the $260.0 million at an assumed interest rate of 5.75% (LIBOR plus 80 basis points, which is based on using 4.95% as the expected 1 year LIBOR) in order to partially fund the consideration for the transfer to the Partnership in connection with the IPO of all of the outstanding shares of the capital stock of the Navios Maritime subsidiaries that own or have rights to eight vessels. Also included in interest expense are administrative fees associated with our new credit facility of $20,000 per year and associated commitment fees which we have assumed will equal 35 basis points per annum on the undrawn portion of our new credit facility. In connection with this debt, $1.3 million of loan arrangement fees would have been capitalized. We have assumed that such capitalized loan arrangement fees will be amortized, using the effective interest method, over the estimated maturity of the new credit facility, which is assumed to be ten years. Amortization of capitalized loan arrangement fees were assumed to amount to $0.1 million. In addition, an amount of $3.7 million would have been retained by the Partnership as a minimum cash balance. Pro forma interest expense adjustment has been calculated based on the difference of the total estimated interest expenses and amortization of deferred financing fees based on the assumed terms of the new credit facility (amounting to approximately $10.0 million and $5.0 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively) compared to the actual historical interest expense and amortization of deferred financing charges (amounting to $6.3 million and $2.5 million for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively).

(d)	Elimination of the outstanding loan balance of $77.0 million as at June 30, 2007 together with the respective unamortized balance of the capitalized loan costs of $1.1 million allocated to certain vessel owning subsidiaries, as Navios Maritime will assume the debt prior to the transfer of the vessel owning subsidiaries to the Partnership. Upon consummation of the IPO, the Partnership will record an expense to write off the unamortized capitalized loan costs. This has not been reflected in the pro forma income statement because it will not be a recurring item.

(e)	Reflects the Partnership’s incurrence of estimated general and administrative expenses of $2.0 million for the year ended December 31, 2006 and $1.0 million for the six month period ended June 30, 2007 operating as a stand alone entity. Such costs include costs associated with annual reports to unitholders, investor relations, registrar and transfer agent’s fees, director and officer liability insurance costs and directors’ compensation and travel expenses. In Navios Maritime Predecessor’s historical pro forma combined financial statements, such costs have been allocated by Navios Maritime and included in the old management fees. The Partnership has estimated this amount based on the experience of Navios Maritime, which is a publicly-traded company, which could vary from actual costs. Such costs have been calculated based on the actual general and administrative expenses of Navios Maritime for the year ended December 31, 2006. The above expenses have been adjusted to reflect the proportion of such expenses that would be required to be incurred by the Partnership to operate as a stand-alone entity, based on the volume of its operations, compared to those of Navios Maritime. Such expenses were also adjusted to reflect certain costs that would be

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

borne by the Partnership irrespective of the volume of its operations (which include expenses such as legal and audit fees, directors’ compensation and directors’ and officers’ liability insurance). Such estimated costs for the year ended December 31, 2006, include: directors’ compensation and directors’ and officers’ liability insurance of $0.4 million ($0.2 million for the six month period ended June 30, 2007), legal, audit and other professional fees (such as registrar and transfer agent’s fees, filing expenses etc.) of $0.6 million ($0.3 million for the six month period ended June 30, 2007), allocation of personnel and related costs of $0.7 million ($0.4 million for the six month period ended June 30, 2007) and allocation of various other expenses (such as office and related expenses) of $0.3 million ($0.1 million for the six month period ended June 30, 2007).

(f)	The Partnership’s receipt of net proceeds of $195.4 million from the issuance and sale of 10,500,000 common units (assuming no exercise of the underwriters’ overallotment option), at an assumed initial public offering price of $20.00 per common unit, net of estimated underwriting fees and other offering expenses amounting to $14.6 million.

(g)	The Partnership’s acquisition of all of the outstanding shares of capital stock of five of Navios Maritime’s vessel-owning subsidiaries (Alegria Shipping Corporation, Libra Shipping Enterprises Corporation, Gemini Shipping Corporation, Felicity Shipping Corporation, Galaxy Shipping Corporation) and three Navios Maritime subsidiaries that operate, and have options to purchase, three vessels (Prosperity Shipping Corporation, Aldebaran Shipping Corporation and Fantastiks Shipping Corporation) in exchange for:

•	7,621,843 subordinated units of the Partnership;

•	the issuance to Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime, of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights; and

•	the net proceeds of the IPO and the concurrent offering to Angeliki Frangou (approximately $195.4 million assuming an initial public offering price of $20.00 per common unit), and an additional $160.0 million funded by borrowings under the Partnership’s new credit facility.

(h)	The acquisition of the vessels and their respective intangible assets and liabilities has been accounted for as a purchase under common control. The vessels will be accounted for by the Partnership at their historical carrying values. The difference between the amount paid by the Partnership for the vessels acquired and their carrying values along with the assets contributed or sold to the Partnership, or assumption of liabilities will be recorded as a deemed distribution to Navios Maritime as of the date of the transactions.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

The pro-forma purchase price allocation, presented in the following table, reflects the deemed distribution to Navios Maritime as of the date of the transactions:

Original Aggregate Pro Forma Adjustments
(in thousands of U.S. dollars)
Aggregate cash consideration to be paid to Navios in exchange for acquisition of vessels:
Gross proceeds on issuance of common units	$210,000
Estimated underwriting fees and offering expenses	(14,575)
Net proceeds on issuance of common units	195,425
Incurrence of debt, net of financing costs and cash retained	160,000
Aggregate cash consideration to be paid to Navios in exchange for acquisition of vessels	$355,425

Less: carrying amounts of assets and liabilities assumed from Navios Maritime:
Vessels	$139,905
Favorable lease terms	$57,384
Accounts receivable, net	552
Prepaid expenses and other current assets	1,714
Deferred drydocking and special survey costs, net	1,499
Total assets assumed (at carrying amounts)	201,054

Accounts payable	1,426
Accrued expenses	1,732
Deferred voyage revenue	1,694
Short-term backlog liability	400
Unfavorable lease terms	7,654
Total liabilities assumed (at carrying amounts)	12,906
Net assets assumed (at carrying amounts)	$188,148
Deemed dividend to parent (excess of cash consideration paid over net assets assumed)	$167,277

(i)	Represents the additional amortization expense calculated on the intangible assets and liabilities of Fantastiks, assuming the acquisition of Kleimar of which Fantastiks was a part occurred on January 1, 2006. Had the offering occurred on January 1, 2006, the amortization expense would have increased by $3.1 million for the year ended December 31, 2006 and $0.3 million for the six months ended June 30, 2007. The intangible assets and liabilities associated with Fantastiks were valued at the acquisition date of Kleimar by Navios (February 2, 2007) and consist of favorable lease terms relating to a charter-in contract amounting to $52.9 million, favorable vessel purchase option amounting to $6.7 million and unfavorable lease terms relating to charter-out contracts, amounting to $8.5 million. The favorable and unfavorable lease terms are amortized under the straight line method over the useful life of the favorable and unfavorable lease terms (10.16 years and 4.24 years, respectively). The favorable vessel purchase option is not amortized, and should the purchase option be exercised, the favorable option will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

(j)	Prior to the consummation of this proposed offering, the contractual rights related to Fantastiks, which are currently held by a Belgian entity, will be transferred to a Marshall Islands entity. Marshall Islands does not impose a tax on international shipping income. Based on the Partnership’s present plans, it does not expect to be liable for income taxes in the future. Please see ‘‘Business—Taxation of the Partnership’’ elsewhere in this prospectus for a more complete discussion of the Partnership’s tax status. Therefore, the pro forma adjustments to the unaudited pro forma combined balance sheet and statements of income represent the elimination of short term and long term deferred tax liabilities of $16.9 million as of June 30, 2007 and the relating deferred income tax of $0.5 million during the six months ended June 30, 2007 relating to Fantastiks.

(k)	The partners’ net investment is allocated between the general partner and the limited partners through the allocation of the net proceeds of the offering to the common units held by the public and through the allocation of the per unit basis to the general partner interest and the subordinated units. The per unit basis is calculated by allocating partners’ net investment to the general partner interest and the subordinated units and subtracting from this the common unitholders’ net investment attributable to the net proceeds from the Offering that is in excess of the pre-offering proportional common unit balance.

The partners’ net investment is allocated as follows:

(in thousands of U.S. dollars)
Net assets assumed	$188,148
Incurrence of new debt, net of financing costs and cash reserve	(160,000)
Total partners’ equity	28,148
Less: common units held by public	(195,425)
Partner interest held by general partner and its affiliates*	(167,277)
General partner interest	(7,741)
Subordinated units	(159,536)

*	Represents a 43.2% pro forma ownership.

The following table sets forth the allocation of the total limited partner interests in the Partnership held by the general partner and its affiliates between the 2.0% general partner interest and the subordinated interest.

(in thousands of U.S. dollars, except for unit and per unit data)
Partner interest held by general partner and its affiliates	$(167,277)
Divided by: units held by general partner and its affiliates	7,991,677
Partner interest held by general partner and its affiliates per unit	$(20.93)
Multiplied by: general partner units	369,834
General partner interest	$(7,741)
Partner interest held by general partner and its affiliates	$(167,277)
Divided by: units held by general partner and its affiliates	7,991,677
Partner interest held by general partner and its affiliates per unit	$(20.93)
Multiplied by: subordinated units	7,621,843
Subordinated units	$(159,536)

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

Pursuant to the Partnership’s agreement of limited partnership, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionally being allocated to the general partner than to the holders of common and subordinated units. During any of the quarters in the periods presented, quarterly distributions did not meet the targets for incentive distributions. Accordingly, the pro forma net income calculations reflect the fact that no incentive distributions were made to the general partner.

The rights of holders of the Partnership’s subordinated units differ from those of the holders of the Partnership’s common units. During the subordination period, which is defined below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

The subordination period will extend until the first day of any quarter, beginning after December 31, 2011, that each of the following tests are met:

•	distributions by the Partnership of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated by the Partnership during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove the Partnership’s general partner without cause, the subordination period will end.

The subordination period will automatically terminate and the subordinated units will convert into common units on a one-for-one basis if the following tests are met:

•	distributions by the Partnership of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.10 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination;

•	the adjusted operating surplus generated by the Partnership during the four-quarter period immediately preceding the date of determination equaled or exceeded the sum of a distribution of $2.10 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

distributions of available cash. In addition, if the unitholders remove the Partnership’s general partner other than for cause and units held by the Partnership’s general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the Partnership’s general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

(l)	Prior to the consummation of this proposed offering, the Partnership will forgive all of its outstanding related party receivables which will be reflected as a capital distribution to Navios Maritime when forgiven.

4.	Commitments and Contingencies

Commitments and contingencies are set out in the audited combined financial statements of Navios Maritime Partners Predecessor for the twelve month period ended December 31, 2006 and in the unaudited combined financial statements of Navios Maritime Partners Predecessor for the six month period ended June 30, 2007 contained elsewhere in this prospectus.

5.	Net Income Per Unit

	Common Unitholders		Subordinated(1) Unitholders	General Partner	All Unitholders
	(in thousands, except number of units and per unit data)
Year ended December 31, 2006
Partners’ interest in pro forma net income	$12,615	(1)	$—	$257	$12,872
Pro forma weighted average number of units outstanding	10,500,000		7,621,843	369,834	18,491,677
Pro forma net income per unit	$1.20		$—	$0.70	$0.70
Six month period ended June 30, 2007
Partners’ interest in pro forma net income	$7,350		$2,778	$207	$10,335
Pro forma weighted average number of units outstanding	10,500,000		7,621,843	369,834	18,491,677
Pro forma net income per unit	$0.70		$0.36	$0.56	$0.56

(1)	The pro forma net income would not be sufficient to pay in full the minimum quarterly distribution of $0.35 per unit ($1.40 per unit on an annual basis) to the subordinated unitholders for the year ended December 31, 2006 and the six month period ended June 30, 2007.

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the Partnership’s agreement of limited partnership, to the common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the close of the Offering. For purposes of this calculation, the Partnership has assumed that: (1) pro forma distributions were equal to pro forma earnings, (2) the number of units outstanding was 10,500,000 common units and 7,621,843 subordinated units and (3) all units have been outstanding since the beginning of the periods presented. During the year ended December 31, 2006, the pro forma net income would be sufficient to pay only a quarterly distribution of $0.30 per unit ($1.201 per unit on an annual basis) to the common unitholders, and no distribution would have been made to the subordinated unitholders. During the six months ended June 30, 2007, the distribution of $0.70 per unit (the minimum quarterly distribution for two quarters) would have been distributed to

NAVIOS MARITIME PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS—CONTINUED

all common unitholders and $0.3645 would have been distributed to all subordinated unitholders. Pursuant to the Partnership’s agreement of limited partnership, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionally being allocated to the general partner than to the holders of common and subordinated units. During any of the quarters in the periods presented, quarterly distribution did not meet target for certain incentive distributions. Accordingly, the pro forma net income calculations reflect the fact that no incentive distributions were made to the general partner.

The pro forma weighted-average number of units outstanding is based upon the pro forma issuance of common units, subordinated units and general partner units by the Partnership on January 1, 2006. Please read Note 1.

NAVIOS MARITIME PARTNERS L.P.
PREDECESSOR CONDENSED COMBINED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	Notes	December 31, 2006	June 30, 2007	Pro Forma June 30, 2007
			(unaudited)	(SeeNote10) (unaudited)
ASSETS
Current assets
Accounts receivable, net		$132	$552	$552
Prepaid expenses and other current assets		1,025	1,714	1,714
Amounts due from related parties	7	5,799	18,808	—
Total current assets		6,956	21,074	2,266
Vessels, net	3	143,834	139,905	139,905
Deferred financing costs, net		522	1,128	1,128
Deferred drydock and special survey costs, net		931	1,499	1,499
Favorable lease terms	4	—	57,384	57,384
Total non-current assets		145,287	199,916	199,916
Total assets		$152,243	$220,990	$202,182
LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable		$724	$1,426	$1,426
Accrued expenses		560	1,732	1,732
Deferred voyage revenue		879	1,694	1,694
Short term backlog liability	4	1,420	400	400
Current portion of long term debt	5	7,893	3,055	3,055
Deferred tax liability		—	3,328	3,328
Deemed dividend payable	10	—	—	167,277
Total current liabilities		11,476	11,635	178,912
Long term debt, net of current portion	5	69,865	73,939	73,939
Unfavorable lease terms	4	—	7,654	7,654
Deferred tax liability		—	13,549	13,549
Total non-current liabilities		69,865	95,142	95,142
Total liabilities		81,341	106,777	274,054
Commitments and contingencies	6	—	—	—
Owner’s net investment	10	70,902	114,213	(71,872)
Total liabilities and owner’s net investment		$152,243	$220,990	$202,182

See notes to predecessor condensed combined financial statements

NAVIOS MARITIME PARTNERS L.P.
PREDECESSOR CONDENSED COMBINED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Six Month Period ended June 30, 2006	Six Month Period ended June 30, 2007
		(unaudited)	(unaudited)
Time charter and voyage revenue		$16,064	$23,177
Gain (loss) gain on Forward Freight Agreements		(460)	—
Time charter and voyage expenses		(1,131)	(2,698)
Direct vessel expenses		(2,554)	(3,055)
Management fees	7	(496)	(521)
Depreciation and amortization		(4,106)	(5,264)
Interest expense and finance cost, net	8	(2,967)	(2,497)
Other income		147	27
Other expense		(48)	(46)
Net income before taxes		$4,449	$9,123
Income tax		—	486
Net income		$4,449	$9,609
Pro forma earnings per unit (unaudited)	10
General partner’s interest in net income			$192
Limited partners’ interest in net income			9,417
Net income per unit
Common unit (basic and diluted)			$0.70
Subordinated unit (basic and diluted)			$0.47
Unit (basic and diluted)			$0.59
Weighted average number of units outstanding
Common units (basic and diluted)			8,363,850
Subordinated units (basic and diluted)			7,621,843
Total limited partner units (basic and diluted)			15,985,693

See notes to predecessor condensed combined financial statements

NAVIOS MARITIME PARTNERS L.P.
PREDECESSOR CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Notes	Six Month Period ended June 30, 2006	Six Month Period ended June 30, 2007
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$4,449	$9,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	4,106	5,264
Amortization and write-off of deferred financing cost		47	74
Amortization of deferred drydock costs		207	289
Amortization of backlog	4	1,025	(1,020)
Unrealized (gain) loss on FFA derivatives		460	—
Deferred taxation		—	(486)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable		(455)	(420)
(Increase) decrease in prepaid expenses and other current assets		(839)	(689)
(Decrease) increase in accounts payable		1,258	702
(Decrease) increase in accrued expenses		201	1,172
(Decrease) increase in deferred voyage revenue		(318)	815
(Decrease) increase in amounts due to related parties		(9,270)	(13,009)
Payments for drydock and special survey costs		(484)	(857)
Net cash provided by operating activities		387	1,444
INVESTING ACTIVITIES:
Acquisition of vessels	3	(36,985)	—
Net cash used in investing activities		(36,985)	—
FINANCING ACTIVITIES:
Issuance of common stock		—	—
Proceeds from long term loan	5	36,960	—
Repayment of long term debt and payment of principal	5	(4,702)	(764)
Debt issuance costs		(230)	(680)
Owner’s contributions, net		4,570	—
Net cash provided by (used in) financing activities		36,598	(1,444)
Increase (decrease) in cash and cash equivalents		—	—
Cash and cash equivalents, beginning of year / period		—	—
Cash and cash equivalents, end of year / period		$—	$—
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Shares issued by parent in connection with vessel acquisition		$5,134	$—
Contribution of charter-in contract for vessel Fantastiks acquired in connection with Kleimar acquisition, net of respective deferred tax		$—	$33,702

See notes to predecessor condensed combined financial statements

NAVIOS MARITIME PARTNERS L.P.
PREDECESSOR CONDENSED COMBINED STATEMENTS OF OWNER’S NET INVESTMENT AND COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. Dollars)

	Owner’s Contributions	Accumulated Other Comprehensive Income/(Loss)	Total Owner’s Net Investment
Balance December 31, 2005	$49,078	$—	$49,078
Owner’s contribution:
Contributed cash in relation to vessel acquisition	4,570	—	4,570
Contributions in the form of shares issued in relation to vessel acquisition	5,134	—	5,134
Hedging loss funded by Navios	5,496	—	5,496
Other comprehensive income / (loss):
– Change in fair value of financial instruments	—	(2,573)	(2,573)
– Reclassification to earnings	—	2,573	2,573
Total comprehensive income	—	—	—
Net income	6,624	—	6,624
Balance December 31, 2006	$70,902	$—	$70,902
Net income	9,609	—	9,609
Owner’s contribution:
Contributions in the form of fair value adjustments related to charter-in contract of vessel Fantastiks	33,702	—	33,702
Balance June 30, 2007 (unaudited)	$114,213	$—	$114,213

See notes to predecessor condensed combined financial statements.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)

NOTE 1—DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (the ‘‘Partnership’’), was formed on August 7, 2007 under the laws of Marshall Islands for the purpose of acquiring interests in five wholly owned subsidiaries of Navios Maritime Holdings Inc. (‘‘Navios’’), each of which own a Panamax drybulk carrier (the ‘‘Initial Vessels’’), as well as interests in two chartered-in vessels. These predecessor combined financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company is under common control of Navios. The subsidiaries of Navios that currently own the Initial Vessels are collectively referred to as the ‘‘Company’’ in these predecessor combined financial statements.

The Company is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of the Company are managed by Navios ShipManagement Inc. from its head offices in Piraeus, Greece.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim predecessor combined financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of the Company’s combined financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (US GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Partnership’s combined financial statements and notes included elsewhere in the document.

The accompanying interim combined financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	Statement of operations
			2006	2007
Owned vessels:
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 06/30	1/1 – 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 06/30	1/1 – 6/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 06/30	1/1 – 6/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/5 – 06/30	1/1 – 6/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	3/23 – 06/30	1/1 – 6/30
Chartered-in vessels:
—	Navios Galaxy I	—	1/1 – 3/22	—
—	Navios Prosperity	—	—	6/19 – 6/30
—	Fantastiks	—	—	2/2 – 6/30

(b)	Principles of combination: The accompanying interim predecessor combined financial statements include the Company’s wholly owned subsidiaries incorporated under the laws of Marshall Islands from their dates of incorporation or the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in the predecessor combined statements. Intercompany balances and transactions with Navios and its affiliates are presented as owner’s net investment and due to/from related parties, respectively.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

The vessel owning entities are party to centralized treasury arrangements with a related party management company (see Note 7) through each of their management agreements. Under this agreement, the management company receives all revenue and other cash inflows and pays all expenses and other cash outflows for and on behalf of the entities which is funded by Navios. All cash flows presented in the Interim Predecessor Combined Statements of Cash Flows represent movements under the centralized treasury arrangements.

The predecessor combined financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization and Forward Freight Agreements, which have been allocated to the Company on the following basis:

•	Loans and related interest expense. The credit facility assumed by Navios, included specific tranches relating to the acquisitions of the vessels of the Company. Those tranches together with the respective interest expense have been allocated to the Company’s financial statements. The Company’s vessels are used as collateral for the assumed debt.

•	Deferred finance fees and related amortization. As noted above, the loans related to the acquisition of vessels had been divided into tranches and reflected in the Company’s financial statements based on specific identification. Similarly, each tranche of the loans has identifiable fees and expenses associated with it. Accordingly, the deferred financing costs of the tranches relating to the purchase of the Company’s vessels, together with the respective amortization, have also been allocated to the Company’s financial statements based on specific identification.

•	Forward Freight Agreements (‘‘FFAs’’). Navios trades FFAs as economic hedges to cover the exposure in freight rates. During 2006 certain FFAs relating to specific vessels and specific periods in which the vessels had no employment qualified for hedge accounting treatment at the inception of the contracts. For such FFA’s, where the vessel is identifiable and the FFA trade is performed to specifically cover the vessel’s exposure on the freight market for a specific period, allocation of the hedging results has been made to the respective vessels. The hedge account results reflected in these combined financial statements relate to FFAs contracted by Navios in connection with two of the Company’s vessels during the periods presented.

(c)	Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:    The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:    The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.

Foreign exchange risk:    Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the predecessor combined statement of operations.

Accounting for derivative financial instruments and hedge activities:

Navios trades FFAs as economic hedges to cover the exposure in freight rates. During 2006 certain FFAs relating to specific vessels and specific periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualifying for hedge accounting, where the vessel is identifiable and the FFA trade is performed to specifically cover the vessel’s exposure on the freight market for a specific period, have been allocated to the respective vessels. In the predecessor combined financial statements, hedge accounting has been allocated and reflected based on the fact that two of the vessels of the Company qualified for hedge accounting.

For FFAs that initially qualified for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the statement of changes in owner’s net investment and comprehensive income/(loss), while the unrealized gains or losses of the FFAs no longer qualify for hedge accounting together with the ineffective portion of ones qualified for hedge accounting ($0 for the six months ended June 30, 2007 and $0.5 million loss for the six month period ended June 30, 2006) are recorded in the predecessor combined statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the predecessor combined statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings extended until December 31, 2006, depending on the period or periods during which the hedged forecasted transactions affected earnings and commenced in the third quarter of 2006. As of June 30, 2006, there was no gains/losses have been reclassified to earnings. Because the losses were funded directly by Navios through centralized treasury arrangements, the amount of the loss funded by Navios on behalf of the Company was treated as a capital contribution in the Predecessor Combined Statements of Owner’s Net Investment and Comprehensive Income/(Loss).

The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the predecessor combined statement of cash flows.

(d)	Deferred taxation: The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. During interim periods, the Company recognized tax expense at the estimated annual effective rate.

(e)	Recent Accounting Pronouncements: In June 2006, The Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes’’, an interpretation of FASB

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for the Company for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its combined financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

NOTE 3—VESSELS AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$151,432	$(7,598)	$143,834
Additions	—	(3,929)	(3,929)
Balance June 30, 2007	$151,432	$(11,527)	$139,905

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

NOTE 4—INTANGIBLE ASSETS

Intangible assets as of December 31, 2006 and June 30, 2007 consist of the following:

	Balance	Accumulated Amortization	Net Book Value December 31, 2006
Backlog assets	$2,500	$(2,500)	$—
Backlog liabilities	(3,500)	2,080	(1,420)
Total	$(1,000)	$(420)	$(1,420)

	Balance	Accumulated Amortization	Net Book Value June 30, 2007
Unfavorable lease terms	$(8,486)	$832	$(7,654)
Favorable lease terms	52,874	(2,167)	50,707
Favorable vessel purchase option	6,677	—	6,677
Backlog liabilities	(3,500)	3,100	(400)
Total	$47,565	$1,765	$49,330

The total amount of the backlog liabilities as of June 30, 2007 is going to be amortized within the next twelve months.

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’). At the date of acquisition, the vessel Fantastiks was one of 11 vessels owned or operated by Kleimar.

The purchase accounting adjustments result from of a valuation process that included the use of independent appraisers. Navios believes that the acquired intangible assets and liabilities relating to the vessel Fantastiks presented in the table below reflect the fair value of the assets and liabilities at the acquisition date at February 2, 2007.

Balance as of February 2, 2007
Favorable lease terms relating to charter-in contract	$52,874
Favorable vessel purchase option	6,677
Unfavorable lease terms relating to charter-out contract	(8,486)
51,065
Income tax effect	(17,363)
Total investment	$33,702

The acquired intangible assets and liabilities relating to the vessel Fantastiks, listed below, as determined at the acquisition date, are amortized under the straight line method over the periods indicated below:

Description	Weighted Average Amortization Period (Years)	February 2, 2007 to June 30, 2007 Amortization
Favorable lease terms	10.16	$(2,167)
Favorable vessel purchase option(*)	—	$—
Unfavorable leases	4.24	$832

(*)	This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

NOTE 5—BORROWINGS

Credit facility:    On December 21, 2005, Navios revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435 million was related to the outstanding balance of a previous credit facility and the additional $214 million was set aside to finance the acquisition of ten vessels. The debt was divided in tranches, each of them having a specific use. The tranches relating to the acquisition of the Company’s vessels, of $65.1 million were allocated to the Company’s financial statements during 2005 and additional $37.0 million during 2006.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. Amounts drawn under the facility are secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants of Navios including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

A portion of the credit facility was repaid in December 2006 (amounted to $15.3 million) and the remaining principal balance was refinanced in February 2007 through a syndicated loan of $280 million discussed below. The refinancing was accounted for as a debt modification.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility and has been accounted for as a debt modification. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The tranches allocated to the Company’s financial statements as of June 30, 2007 took into account the debt modification which occurred in February 2007.

NOTE 6—COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

The future minimum commitments under our charter-in contracts, net of commissions, are as follows (in thousands):

Amount
2007	$5,162
2008	14,368
2009	15,130
2010	15,130
2011	15,130
2012 and thereafter	33,732
$98,652

NOTE 7—TRANSACTIONS WITH RELATED PARTIES

Management Fees:    Navios ShipManagement Inc. (the ‘‘Manager’’), a wholly owned subsidiary of Navios, provides the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a fixed monthly fee of $16,667 (2006: $16,667) per vessel. Such fee is adjusted at the end of the year, where the Manager’s remaining profit or loss is reallocated to the managed vessels, based on the managed days per vessel. The Manager is responsible for managing all cash transactions of the Company, as the Company does not maintain any cash accounts. The Manager pays any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations are directly deposited to the Manager’s bank accounts and used to fund Company’s expenses. Total management fees for the six month period ended June 30, 2007 amounted to $521 ($496 for the six month period ended June 30, 2006).

Borrowings:    As described in Note 5, Navios is the borrower under loan agreements for the financing of the acquisition of the Company’s vessels. Such loan agreements specifically identified the tranches used for the purchase of the specific vessels, which are those reflected in the accompanying interim predecessor combined financial statements. Navios is the borrower under the loan agreements, however, the loan is secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares.

Balances due from related parties:    Included in current assets at June 30, 2007 is an amount of $18,808 ($5,799 as of December 31, 2006), which represents the current account receivable from the Manager. Historically, these amounts have been settled periodically through cash remittances. However, in connection with (and immediately prior to consummation of) the proposed initial public offering, the Company will forgive all outstanding balances due from related parties. Such forgiveness will be reflected as a capital distribution to Navios in the financial statements of the Company when forgiven. See Note 10.

NOTE 8—SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each type of charter. Management cannot and does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

NOTE 9—SUBSEQUENT EVENTS

In July 2007, the Company has fixed for five years a Panamax chartered-in vessel to be delivered in March 2008 (Navios Aldebaran).

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE UNAUDITED
PREDECESSOR CONDENSED COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

NOTE 10—PRO FORMA INFORMATION (unaudited)

In contemplation of its proposed initial public offering, the Partnership intends to acquire all of outstanding shares of capital stock of the Navios subsidiaries that own or have rights to eight vessels which will be accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that own or have the rights to eight vessels of $355,425 and their carrying values of $188,148 will be considered as a deemed distribution of $167,277 to the parent, Navios. The pro forma adjustments to the historical predecessor balance sheet as of June 30, 2007 reflects the accrual of the deemed dividend payable of $167,277 and resulting reduction in Owner’s net investment to reflect the deemed impact of the deemed distribution, but not the proceeds of the initial public offering.

The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which will be treated as a capital distribution to Navios), which will occur immediately prior to consummation of the initial public offering. See Note 7.

In addition, the Partnership has included a pro forma computation of earnings per unit. The pro forma calculation of earnings per unit reflects the number of common units that would need to be issued at the assumed offering price of $20.00 per unit in order to fund the deemed distribution to Navios of $167,277. Accordingly, 8,363,850 common units were assumed to be oustanding for purposes of calculating the unaudited basic and diluted earnings per unit for the six months ended June 30, 2007. In addition, the pro forma earnings per unit also includes the impact of the subordinated units and the 2.0% general partnership interest to be issued to Navios immediately prior to the public offering (in addition to the cash consideration) in exchange for the outstanding shares of capital stock of the Navios subsidiaries that own or have the rights to the eight vessels to be sold to the Partnership.

The calculation of the unaudited basic and diluted earnings per unit for the six-months ended June 30, 2007 is set out below:

	Common Unitholders	Subordinated Unitholders(1)	General Partner	All Unitholders
	(in thousands, except number of units and per unit data)
Partners’ pro forma interest in net income	$5,855	$3,652	$192	$9,609
Pro forma weighted average number of units outstanding:
Subordinated units to be issued to Navios immediately prior to the public offering		7,621,843	326,239	7,948,082
Common units assumed to have been issued to fund deemed dividend to Navios	8,363,850			8,363,850
Pro forma weighted average number of units outstanding	8,363,850	7,621,843	326,239	16,311,932
Pro forma earnings per unit	$0.70	$0.47	$0.59	$0.59

(1)	The pro forma net income would not have been sufficient to pay the full minimum quarterly distribution of $0.35 per unit ($0.70 per unit on a semi-annual basis) to the subordinated unitholders for the six-months ended June 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying predecessor combined balance sheets and the related predecessor combined statements of operations, owner’s net investment and comprehensive income/(loss) and cash flows present fairly, in all material respects, the financial position of the Predecessor to Navios Maritime Partners L.P. and its subsidiaries (the ‘‘Company’’) at December 31, 2006 and December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period from August 26, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These predecessor combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
September 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying predecessor combined statements of operations, owner’s net investment and comprehensive income/(loss) and cash flows present fairly, in all material respects, the results of operations and cash flows of the Predecessor to Navios Maritime Partners L.P. and its subsidiaries (the Company’s Predecessor) for the period from January 1, 2005 through August 25, 2005 and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These predecessor combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
September 20, 2007

NAVIOS MARITIME PARTNERS PREDECESSOR
COMBINED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	Notes	December 31, 2005	December 31, 2006
ASSETS
Current assets
Accounts receivable, net	3	$221	$132
Short term backlog asset	6	1,773	—
Amounts due from related parties	12	5,210	5,799
Prepaid expenses and other current assets	4	345	1,025
Total current assets		7,549	6,956
Vessels, net	5	96,296	143,834
Deferred financing costs, net		382	522
Deferred drydock and special survey costs, net		806	931
Favorable lease terms	6	11,453	—
Deposits for vessels acquisition	5	2,500	—
Total non-current assets		111,437	145,287
Total assets		$118,986	$152,243
LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable		$86	$724
Accrued expenses	7	430	560
Deferred voyage revenue		815	879
Short term backlog liability	6	2,057	1,420
Current portion of long term debt	8	6,056	7,893
Total current liabilities		9,444	11,476
Long term debt, net of current portion	8	59,044	69,865
Long term backlog liability	6	1,420	—
Total non-current liabilities		60,464	69,865
Total liabilities		69,908	81,341
Commitments and contingencies	10	—	—
Owner’s net investment		49,078	70,902
Total liabilities and owner’s net investment		$118,986	$152,243

See notes to predecessor combined financial statements

NAVIOS MARITIME PARTNERS PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Predecessor Year Ended December 31, 2004	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006
Time charter and voyage revenue	13	$3,715	$5,780	$3,451	$31,549
Gain (loss) gain on Forward Freight Agreements		—	—	—	(2,923)
Time charter and voyage expenses		(3,387)	(2,305)	(1,266)	(1,344)
Direct vessel expenses		—	—	(69)	(5,626)
Management fees	12	(392)	(284)	(168)	(698)
Depreciation and amortization		—	—	(948)	(8,035)
Interest expense and finance cost, net	8	—	—	(81)	(6,286)
Other income		—	—	—	61
Other expense		—	—	—	(74)
Net income/(loss)		$(64)	$3,191	$919	$6,624
Pro forma earnings per unit (unaudited)	16
General partner’s interest in net income					$132
Limited partners’ interest in net income					$6,492
Net income per unit
Common unit (basic and diluted)					$0.78
Subordinated unit (basic and diluted)					$—
Unit (basic and diluted)					$0.41
Weighted average number of units outstanding
Common units (basic and diluted)					8,363,850
Subordinated units (basic and diluted)					7,621,843
Total limited partner units (basic and diluted)					15,985,693

See notes to predecessor combined financial statements

NAVIOS MARITIME PARTNERS PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Notes	Predecessor Year Ended December 31, 2004	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006
OPERATING ACTIVITIES:
Net income/(loss)		$(64)	$3,191	$919	$6,624
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5	—	—	948	8,036
Amortization and write-off of deferred financing cost		—	—	—	93
Amortization of deferred drydock costs		—	—	7	465
Amortization of backlog	6	—	—	204	216
Provision for losses on accounts receivable		—	—	—	211
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable		90	(1)	(219)	(123)
(Increase) decrease in prepaid expenses and other current assets		730	(64)	(239)	(680)
(Decrease) increase in accounts payable		68	140	(305)	639
(Decrease) increase in accrued expenses		91	(25)	364	130
(Decrease) increase in deferred voyage revenue		151	84	526	64
(Decrease) increase in amounts due to related parties		(975)	(3,300)	(872)	(589)
(Decrease) increase in long term liability		(91)	(25)	—	—
Payments for drydock and special survey costs		—	—	(813)	(590)
Net cash provided by operating activities		—	—	520	14,496
INVESTING ACTIVITIES:
Acquisition of vessels	5	—	—	(73,558)	(36,985)
Deposit for vessel acquisition	5	—	—	(2,500)	—
Net cash used in investing activities		—	—	(76,058)	(36,985)
FINANCING ACTIVITIES:
Proceeds from long term loan	8	—	—	65,100	36,960
Repayment of long term debt and payment of principal	8	—	—	—	(24,304)
Debt issuance costs		—	—	(382)	(233)
Owner’s investment		—	—	10,820	10,066
Net cash provided by (used in) financing activities		—	—	75,538	22,489
Increase (decrease) in cash and cash equivalents		—	—	—	—
Cash and cash equivalents, beginning of year/period		—	—	—	—
Cash and cash equivalents, end of year/period		$—	$—	$—	$—
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Owner’s investment non-cash		—	—	$33,638	$5,134

See notes to predecessor combined financial statements

NAVIOS MARITIME PARTNERS PREDECESSOR
COMBINED STATEMENTS OF OWNER’S NET INVESTMENT AND
COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. Dollars)

	Owner’s Contributions	Accumulated Other Comprehensive Income/(Loss)	Total Owner’s Net Investment
Balance December 31, 2003 (Predecessor)	$574	$—	$574
Net income/(loss)	(64)	—	(64)
Balance December 31, 2004 (Predecessor)	$510	$—	$510
Net income – January 1 to August 25, 2005	3,191	—	3,191
Balance August 25, 2005 (Predecessor)	$3,701	$—	$3,701
Owner’s contribution:
Initial contribution	250	—	250
Contributed cash in relation to vessel acquisition	10,570	—	10,570
Contributions in the form of fair value adjustments related to charter-in contract of Navios Galaxy I	12,293	—	12,293
Contributions in the form of shares issued in relation to vessel acquisition	21,345	—	21,345
Net income August 26, 2005 to December 31, 2005	919	—	919
Balance December 31, 2005 (Successor)	$49,078	$—	$49,078
Net income	6,624	—	6,624
Owner’s contribution:
Contributed cash in relation to vessel acquisition	4,570	—	4,570
Contributions in the form of shares issued in relation to vessel acquisition	5,134	—	5,134
Hedging loss funded by Navios	5,496	—	5,496
Other comprehensive income/(loss):
– Change in fair value of financial instruments	—	(2,573)	(2,573)
– Reclassification to earnings		2,573	2,573
Total comprehensive income	—	—	—
Balance December 31, 2006 (Successor)	$70,902	$—	$70,902

See notes to predecessor combined financial statements.

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)

NOTE 1—DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (the ‘‘Partnership’’), was formed on August 7, 2007 under the laws of Marshall Islands for the purpose of acquiring interests in five wholly owned subsidiaries of Navios Maritime Holdings Inc. (‘‘Navios’’), each of which own a Panamax drybulk carrier (the ‘‘Initial Vessels’’). These predecessor combined financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning subsidiary is under common control of Navios. The subsidiaries of Navios that currently own the Initial Vessels are collectively referred to as the ‘‘Predecessor’’ or the ‘‘Company’’ in these predecessor combined financial statements.

On August 25, 2005, International Shipping Enterprises, Inc. (‘‘ISE’’) acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

The Company is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of the Company are managed by Navios ShipManagement Inc from its head offices in Piraeus, Greece.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying predecessor combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). For purposes of presenting the financial positions, operating results and cash flows of the Company, the financial statements of the following entities are presented retroactively on a combined basis, in a manner similar to a pooling of interests, and include the results of operations of each entity only from the date of its incorporation for owned vessels, or inception of charter-in agreements for chartered-in vessels.

In relation to the acquisition of Navios by ISE and subsequent downstream merger, the results of operations of Navios to August 25, 2005, are labeled as ‘‘Predecessor’’ and remain historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’’ and reflect the combined operations of Navios and ISE. Accordingly, the accompanying predecessor combined financial statements of the Partnership which derived their information from Navios, would also follow the same ‘‘Predecessor’’ and ‘‘Successor’’ presentation for period up to August 25, 2005 and begin on August 26, 2006, respectively.

The accompanying predecessor combined financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	Statement of operations
			Predecessor 2004	Predecessor 2005	Successor 2005	Successor 2006
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	—	—	12/22 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	—	—	12/22 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	—	—	12/27 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	—	—	—	1/5 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	—	—	—	3/23 – 12/31
Chartered-in vessel	Navios Galaxy I	—	1/1-12/31	1/1-8/25	8/26-12/31	1/1 – 3/22

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

(b)	Principles of combination: The predecessor combined financial statements include the above mentioned subsidiaries of Navios incorporated under the laws of Marshall Islands from their dates of incorporation. For chartered-in vessels the results of operations are included from the date the charter-in agreements were effective. The predecessor combined financial statements of the Partnership for the period from August 26, 2005 to December 31, 2005 and for the year ended December 31, 2006, reflect the Company’s combined financial position, results of operations and cash flows as successor, while all other periods presented are for the predecessor company (see note 1 and 2(a)). All significant inter-company balances and transactions have been eliminated in the predecessor combined statements. Intercompany balances and transactions with Navios and its affiliates are presented as owner’s net investment and due to/from related parties, respectively.

The vessel-owning entities are party to centralized treasury arrangements with a related party management company (see Note 12) through each of their management agreements . Under this agreement, the management company receives all revenue and other cash inflows and pays all expenses and other cash outflows for and on behalf of the entities which is funded by Navios. All cash flows presented in the predecessor combined statements of cash flows represent movements under the centralized treasury arrangements.

The predecessor combined financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization and Forward Freight Agreements, which have been allocated to the Company on the following basis:

•	Loans and related interest expense. The credit facility assumed by Navios, included specific tranches relating to the acquisitions of the vessels of the Company. Those tranches together with the respective interest expense have been allocated to the Company’s financial statements. The Company’s vessels are used as collateral for the assumed debt.

•	Deferred finance fees and related amortization. As noted above, the loans related to the acquisition of vessels had been divided into tranches and reflected in the Company’s financial statements based on specific identification. Similarly, each tranche of the loans has identifiable fees and expenses associated with it. Accordingly, the deferred financing costs of the tranches relating to the purchase of the Company’s vessels, together with the respective amortization, have also been allocated to the Company’s financial statements based on specific identification.

•	Forward Freight Agreements (‘‘FFAs’’). Navios trades FFAs as economic hedges to cover the exposure in freight rates. During 2006 certain FFAs relating to specific vessels and specific periods in which the vessels had no employment qualified for hedge accounting treatment at the inception of the contracts. For such FFA’s, where the vessel is identifiable and the FFA trade is performed to specifically cover the vessel’s exposure on the freight market for a specific period, allocation of the hedging results has been made to the respective vessels. The hedge account results reflected in these combined financial statements relate to FFAs contracted by Navios in connection with two of the Company’s vessels during the periods presented.

(c)	Use of estimates: The preparation of predecessor combined financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions. Additionally, the predecessor combined financial statements include allocations for certain expenses not included in the accounts of the Company, as stated in note 2(b) above. The Company considers that such allocations have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Company was an independently publicly listed entity during the periods presented, as the Partnership will incur additional administrative expenses normally incurred by a listed public entity. Accordingly, the predecessor combined financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership. Based on Management’s estimate the additional costs that would have been incurred if the Company had operated as an unaffiliated entity, would amount to approximately $2.0 million per year. Such costs have been calculated based on the actual general and administrative expenses of Navios Maritime for the year ended December 31, 2006. These general and administrative expenses have been adjusted to reflect the proportion of such expenses that would be required for the Company to operate as a stand-alone entity, based on the volume of its operations compared to Navios Maritime. Such expenses were also adjusted to reflect certain costs that would be borne by the Company, irrespective of the volume of its operations (which include expenses such as legal and audit fees, directors’ compensation and directors’ and officers’ liability insurance cost).

(d)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(e)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost as determined on the first in first out basis or market value.

(f)	Vessels, net: Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(g)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(h)	Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above.

This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey. For the year ended December 31, 2004, for the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005 and for the year ended December 31, 2006 the amortization was $0, $0, $7, and $465, respectively. Accumulated amortization as of December 31, 2004, August 25, 2005, December 31, 2005 and December 31, 2006 was $0, $0, $7 and $472, respectively.

(i)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization for the year ended December 31, 2004, for the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005 and for the year ended December 31, 2006, was $0, $0, $0, and $93 respectively.

(j)	Intangibles: The Company’s intangible assets and liabilities consist of favorable lease terms (including purchase options), backlog assets and backlog liabilities.

Backlog is calculated based on the difference between the purchase price of the vessel and its ‘‘charter-free’’ valuation. Backlog assets and liabilities are amortized over the period of the charter associated with the asset/liability.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock.

The Company’s favorable leases were valued at August 25, 2005 in a process that included the use of independent appraisers. The favorable leases were valued using a method of the Market Approach wherein the Company’s actual lease costs are compared to market-based lease costs. The purchase options were valued though a comparison of their exercise prices to expected vessel values. Navios believes that the acquired intangible assets relating to Navios Galaxy I reflect the fair value of the intangible assets as of the acquisition date on August 25, 2005.

The intangible asset associated with the favorable lease terms includes an amount of $3,240 related to the purchase option for Navios Galaxy I. This amount is not amortized and should the purchase option be exercised, the amount allocated to the purchase option and any unamortized portion of the favorable lease will be capitalized as part of the cost of the vessel

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

and will be depreciated over the remaining useful life of the vessel (Note 6). As of December 31, 2005 and December 31, 2006, $0 and $10,909, respectively, had been transferred to the acquisition cost of vessels.

The amortizable value of favorable leases and the backlog assets would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The weighted average amortization periods for intangibles as of dates of acquisition are:

Intangible Assets	Years
Favorable lease term	3.78
Backlog asset – charter out	0.40
Backlog liability – charter out	1.03

(k)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s wholly-owned vessel subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying predecessor combined statement of operations for the year ended December 31, 2004, for the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005 and for the year ended December 31, 2006 were $0, $0, $0 and $(16), respectively.

(l)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, ‘‘Accounting for Contingencies,’’ as interpreted by the FASB Interpretation No. 14, ‘‘Reasonable Estimation of the Amount of a Loss,’’ if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range.

The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (‘‘back calls’’). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2005 and 2006, there were no loss making voyages in progress.

(m)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each type of

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

charter. Management cannot and does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(n)	Revenue and Expense Recognition:

Revenue Recognition:    Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) voyage charter of vessels and (2) time charter of vessel.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo. The Company recognizes voyage expenses as incurred.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Forward Freight Agreements (FFAs):    The Company trades FFAs as economic hedges to cover the exposure in freight rates. During 2006, certain FFAs relating to specific vessels and specific periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualified for hedge accounting, where the vessel is identifiable and the FFA trade is performed to specifically cover the vessel’s exposure on the freight market for a specific period, have been allocated to the respective vessels and only such FFA’s were allocated to predecessor combined financial statements. There were two vessels of the Company which qualified for hedge accounting and were properly reflected in the predecessor combined financial statements. Realized gains or losses from these FFAs are recognized in earnings concurrent with cash settlements on a monthly basis. In addition, on a quarterly basis, the FFAs are ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See Note (p) below.

Deferred Voyage Revenue:    Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

Time Charter and Voyage Expense:    Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end and other miscellaneous expenses. The Company recognized time charter and voyage expenses as incurred.

Direct Vessel Expense:    Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs. Direct vessel expenses are recognized as incurred.

Prepaid Voyage Costs:    Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

(o)	Pension and retirement obligations-crew: The Company employs the crew on board under short-term contracts (usually up to nine months) and, accordingly, is not liable for any pension or postretirement benefits.

(p)	Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables, derivative instruments, and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:    The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:    The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.

Foreign exchange risk:    Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the predecessor combined statement of operations.

Accounting for derivative financial instruments and hedge activities:

For FFAs that initially qualified for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the Predecessor Statement of Changes in Owner’s Net Investment and Comprehensive Income/(Loss), while the unrealized gains or losses of the FFAs no longer qualifying for hedge accounting together with the ineffective portion of ones qualifying for hedge accounting ($0, $0, $0 and $2,923 for the year ended December 31, 2004, for the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively) are recorded in the Predecessor Combined Statement of Operations under ‘‘Gain/(Loss) on Forward Freight Agreements.’’ The gains/(losses) included in ‘‘Accumulated Other Comprehensive

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the Predecessor Combined Statement of Operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings extended until December 31, 2006, depending on the period or periods during which the hedged forecasted transactions affected earnings and commenced in the third quarter of 2006. As of December 31, 2006, there was no more balance in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as all gains/losses had been reclassified to earnings. For the year ended December 31, 2006, the losses included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ that have been reclassified to earnings amounted to $2,573. At December 31, 2006 and 2005, the Company did not have any FFAs qualified for hedge accounting. Because the losses were funded directly by Navios through centralized treasury arrangements, the amount of the loss funded by Navios on behalf of the Company was treated as a capital contribution in the Predecessor Combined Statements of Owner’s Net Investment and Comprehensive Income/(Loss).

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the Predecessor Combined Statement of Cash Flows.

(q)	Income Taxes: Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America (Note 14).

(r)	Recent Accounting Pronouncements:

In June 2006, The Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes,’’ an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for the Company for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its combined financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

NOTE 3—ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2005	December 31, 2006
Accounts receivable	$221	$343
Less: Provision for doubtful receivables	—	(211)
Accounts receivables, net	$221	$132

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for Doubtful Receivables	Balance at Beginning	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Predecessor
Year ended December 31, 2004	$—	$—	$—	$—
January 1, 2005 to August 25, 2005	—	—	—	—
Successor
August 26, 2005 to December 31, 2005	—	—	—	—
Year ended December 31, 2006	$—	$(211)	$—	$(211)

The Company has derived a significant portion of revenues and cash flow from a limited number of charterers. For the year ended December 31, 2004, one customer accounted for 96.5% of the Company’s revenue and for the periods January 1 to August 25, 2005 and August 26 to December 31, 2005, two customers accounted for 100% and 86.4% each of the Company’s revenue, respectively. For the year ended December 31, 2006, four customers accounted for 42.93%, 25.04%, 10.16%, and 10.09% of the Company’s revenue, respectively.

NOTE 4—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2005	December 31, 2006
Prepaid voyage costs	$245	$216
Claims receivables, net	—	322
Inventories	95	483
Other	5	4
Total prepaid expenses and other current assets	$345	$1,025
Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts current due to the Company. All amounts are shown net of applicable deductibles.

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

NOTE 5—VESSELS AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$—	$—	$—
Additions	—	—	—
Balance December 31, 2004 (Predecessor)	—	—	—
Additions	—	—	—
Balance August 25, 2005 (Predecessor)	—	—	—
Additions	96,404	(108)	96,296
Balance December 31, 2005 (Successor)	96,404	(108)	96,296
Additions	55,028	(7,490)	47,538
Balance December 31, 2006 (Successor)	$151,432	$(7,598)	$143,834

All of the Company’s vessels were acquired during December 2005 and the first quarter of 2006, for a total consideration of approximately $151.4 million ($55 million relates to vessel acquired in 2006) of which $120.8 million relates to vessels acquired from companies affiliated with Navios’ Chief Executive Officer.

As of December 31, 2005, the company has deposited $2,500 in a restricted account in connection with the acquisition of Navios Galaxy I and Navios Gemini S.

NOTE 6—INTANGIBLE ASSETS

Intangible assets as of December 31, 2005 and 2006 consist of the following:

	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2005
Favorable lease terms	$12,293	$(840)	$—	$11,453
Backlog assets	2,000	(227)	—	1,773
Backlog liabilities	(3,500)	23	—	(3,477)
Total	$10,793	$(1,044)	$—	$9,749

	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Favorable lease terms	$12,293	$(1,384)	$(10,909)	$—
Backlog assets	2,500	(2,500)	—	—
Backlog liabilities	(3,500)	2,080	—	(1,420)
Total	$11,293	$(1,804)	$(10,909)	$(1,420)

The total amount of the backlog liabilities as of December 31, 2006 is going to be amortized within the next twelve months.

	Predecessor Amortization expense Year ended December 31, 2004	Predecessor Amortization expense January 1, 2005 to August 25, 2005	Successor Amortization expense August 26, 2005 to December 31, 2005	Successor Amortization expense Year ended December 31, 2006
Favorable lease terms	$—	$—	$(840)	$(544)
Backlog assets	—	—	—	(2,273)
Backlog liabilities	—	—	—	2,057
Total	$—	$—	$(840)	$(760)

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

NOTE 7—ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2005	December 31, 2006
Master general accounts (vessels’ crews)	$—	$281
Accrued voyage expenses	9	225
Finance fees	367	29
Other accrued expenses	54	25
Total accrued expenses	$430	$560

NOTE 8—BORROWINGS

Borrowings consist of the following:

	December 31, 2005	December 31, 2006
Credit Facility	$65,100	$77,758
Less current portion	(6,056)	(7,893)
Total long term borrowings	$59,044	$69,865

Credit Facility:    On December 21, 2005, Navios revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435 million was related to the outstanding balance of a previous credit facility and the additional $214 million was set aside to finance the acquisition of ten vessels. The debt was divided in tranches, each of them having a specific use. The tranches relating to the acquisition of the Company’s vessels, of $65.1 million were allocated to the Company’s financial statements during 2005 and additional $37.0 million during 2006.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. Amounts drawn under the facility are secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants of Navios including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

A portion of the credit facility was repaid in December 2006 (amounted to $24.3 million) and the remaining principal balance was refinanced in February 2007 (see Note 15) through a syndicated loan of $280 million discussed below. The refinancing was accounted for as a debt modification.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement.

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

The maturity table below reflects the principal payments of the credit facility outstanding balance as of December 31, 2006 for the next 5 years and thereafter after repayment of $77.8 million of old tranches as a result of entering into the new facilties described above. The table below reflects the repayment schedule of the new secured Loan Facility with HSH Nordbank and Commerzbank AG (as described above).

Year	Amount in Thousands of USD
2007	$2,291
2008	3,055
2009	3,055
2010	3,055
2011	3,055
2012 and thereafter	63,247
$77,758

NOTE 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Borrowings:    The carrying amount of the floating rate loan approximates its fair value.

Forward Freight Agreements:    The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2005		December 31, 2006
	Book Value	Fair Value	Book Value	Fair Value
Trade receivables	$221	$221	$132	$132
Accounts payable	(86)	(86)	(724)	(724)
Long term debt	(65,100)	(65,100)	(77,758)	(77,758)
Forward freight agreements, net	—	—	—	—

NOTE 10—COMMITMENTS AND CONTINGENCIES:

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

NOTE 11—LEASES

The future minimum contractual lease income, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

Amount
2007	$35,895
2008	15,676
$51,571

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform scheduled maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTE 12—TRANSACTIONS WITH RELATED PARTIES

Management fees:    Navios ShipManagement Inc. (the ‘‘Manager’’), a wholly owned subsidiary of Navios, provided Navios Maritime’s vessels, including our vessels, vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a fixed monthly fee of $16,667 (2005: $16,667, 2004: $0) per vessel. Such fee is adjusted at the end of the year, where the Manager’s remaining profit or loss is reallocated to the managed vessels, based on the managed days per vessel. The Manager is responsible for managing all cash transactions of the Company, as the Company does not maintain any cash accounts. The Manager pays any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations are directly deposited to the Manager’s bank accounts and used to fund Company’s expenses. Total management fees for the year ended December 31, 2006 amounted to $698 ($168 for the period from August 26, 2005 to December 31, 2005, $284 for the period January 1, 2005 to August 25, 2005 and $392 for the year ended December 31, 2004).

Borrowings:    As described in Note 8, Navios is the borrower under loan agreements for the financing of the acquisition of the Company’s vessels. Such loan agreements specifically identified the tranches used for the purchase of the specific vessels, which are those reflected in the accompanying predecessor combined financial statements. Navios is the borrower under the loan agreements, however, the loan is secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares.

Balances Due From Related Parties:    Included in current assets at December 31, 2006 is an amount of $5,799 ($5,210 as of December 31, 2005), which represents the current account receivable from the Manager. Historically, these amounts have been settled periodically through cash remittances. However, in connection with (and immediately prior to consummation of) the proposed initial public offering, the Company will forgive all outstanding balances due from related parties. Such forgiveness will be reflected as a capital distribution to Navios in the financial statements of the Company when forgiven. See Note 16.

Vessel Acquisitions:    On December 19, 2005, Navios concluded an agreement to purchase four of the vessels in the Company’s initial fleet from Maritime Enterprises Management S.A., a company affiliated with the family of Ms. Angeliki Frangou, the Company’s Chairman and Chief Executive Officer. Three of the vessels were delivered in 2005 while the fourth, the Navios Gemini S, built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels was $119.8 million and was funded (i) with $13.0 million of available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios’ authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S (1,161,535 shares).

NOTE 13—SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each type of charter. Management cannot and does not identify expenses, profitability or other financial information by charter type. As a result, management, including reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Predecessor Year ended December 31, 2004	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year ended December 31, 2006
Europe	$—	$—	$228	$12,890
Asia	3,715	5,780	3,223	15,160
North America	—	—		3,499
Total	$3,715	$5,780	$3,451	$31,549

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 14—INCOME TAXES

Marshall Islands and Panama, do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the ‘‘Code’’), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test is satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars)—continued

NOTE 15—SUBSEQUENT EVENTS

(a)	In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

(b)	On February 2, 2007, following the acquisition of Kleimar, the Company took delivery of the chartered-in vessel, Fantastiks.

(c)	In June 2007, the Company took delivery of the long-term chartered-in vessel, Navios Prosperity.

(d)	In July 2007, the Company has fixed for 5 years a Panamax chartered-in vessel to be delivered in March 2008.

Note 16—Pro forma earnings per unit (unaudited)

In contemplation of its proposed initial public offering, the Partnership intends to acquire all of the outstanding shares of capital stock of the Navios subsidiaries that own or have rights to eight vessels which will be accounted for as a transaction between entities under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that own or have the rights to eight vessels $355,425 and their carrying values of $188,148 will be considered as a deemed distribution of $167,277 to the parent, Navios. The deemed distribution calculation has taken into account the Company’s forgiveness of related party receivables treated as a capital distribution to Navios. See Note 12. Accordingly, the Partnership has included a pro forma computation of earnings per unit. The pro forma calculation of earnings per unit reflects the number of common units that would need to be issued at the assumed offering price of $20 per unit in order to fund the deemed distribution to Navios of $167,277. Accordingly, 8,363,850 common units were assumed to be oustanding for purposes of calculating the unaudited basic and diluted earnings per unit for the year ended December 31, 2006. In addition, the pro forma earnings per unit also includes the impact of the subordinated units and general partnership interest to be issued to Navios immediately prior to the public offering (in addition to the cash consideration) in exchange for the outstanding shares of capital stock of the Navios subsidiaries that own or have the rights to the eight vessels to be sold to the Partnership.

The calculation of the unaudited basic and diluted earnings per unit for the year ended December 31, 2006 is set out below:

NAVIOS MARITIME PARTNERS PREDECESSOR
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Common Unitholders(1)	Subordinated Unitholders(1)	General Partner	All Unitholders
	(in thousands, except number of units and per unit data)
Partners’ pro forma interest in net income	$6,492	$—	$132	$6,624
Pro forma weighted average number of units outstanding:
Subordinated units to be issued to Navios immediately prior to the public offering		7,621,843	326,239	7,948,082
Common units assumed to have been issued to fund deemed dividend to Navios	8,363,850			8,363,850
Pro forma weighted average number of units outstanding	8,363,850	7,621,843	326,239	16,311,932
Pro forma earnings per unit	$0.78	$—	$0.41	$0.41

(1)	The pro forma net income would not have been sufficient to pay the full minimum quarterly distribution of $0.35 per unit ($1.40 per unit on an annual basis) to the common or subordinated unitholders for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the ‘‘Partnership’’) at August 8, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
August 13, 2007

NAVIOS MARITIME PARTNERS L.P.
BALANCE SHEET
(In U.S. Dollars)

As of August 8, 2007
ASSETS
Current Assets
Cash	$1,000
Total current assets	1,000
Total assets	$1,000
LIABILITIES AND PARTNERS’ EQUITY
Commitments and contingencies	—
Partners’ equity
Limited Partner	$980
General Partner	20
Total partners’ equity	$1,000
Total liabilities and partners’ equity	$1,000

The accompanying notes are an integral part of this balance sheet.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE BALANCE SHEET
(U.S. Dollars)

NOTE 1:    NATURE OF OPERATIONS

Navios Maritime Partners L.P., a Marshall Islands limited partnership (the ‘‘Partnership’’), was formed on August 7, 2007 to ultimately own a 100% interest in Navios Maritime Operating LLC (‘‘Navios Maritime Operating’’). The Partnership’s general partner, Navios GP L.L.C. (the ‘‘General Partner’’), is a wholly owned subsidiary of Navios Maritime Holdings Inc. (‘‘Navios Maritime’’). Navios Maritime intends to contribute and sell the shares of capital stock of certain of its subsidiaries in connection with the initial public offering of the Partnership’s common units (the ‘‘Offering’’).

The Partnership has adopted a December 31 fiscal year end. The General Partner contributed $20 and Navios Maritime Holdings Inc. contributed $980 to the Partnership on August 8, 2007. There have been no other transactions involving the Partnership as at August 8, 2007.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Cash and cash equivalents:    Cash and cash equivalents consist of cash deposits held on call with banks.

NOTE 3:    SUBSEQUENT EVENTS (UNAUDITED)

The following transactions are expected to occur in connection with the formation of the Partnership and in connection with the transfer to the Partnership of one Capesize vessel and seven Panamax vessels to effect the Offering:

•	Prior to the closing of the offering, Navios Maritime will contribute to the Partnership all of the outstanding shares of capital stock of one vessel-owning subsidiary in exchange for $83.9 million in subordinated units (4,195,000 subordinated units assuming an initial public offering price of $20.00 per common unit);

•	The Partnership will sell an aggregate of 10,500,000 common units, representing a 56.8% limited partner interest in the Partnership;

•	The Partnership will enter into a new revolving credit facility that will provide the Partnership with financing availability of up to $260.0 million and will borrow $165.0 million thereunder upon the closing of the Offering; and

•	At the closing of this offering, Navios Maritime will sell to the Partnership all of the outstanding shares of capital stock of four of Navios Maritime’s vessel-owning subsidiaries and three Navios Maritime subsidiaries that operate, and have options to purchase, three vessels in exchange for (i) all of the net proceeds from this offering and the concurrent offering to Angeliki Frangou ($195.4 million assuming an initial public offering price of $20.00 per common unit), (ii) $160.0 million of the $165.0 million that the Partnership will borrow under a new revolving credit facility that the Partnership will enter into at the closing of the Offering, (iii) the issuance of approximately $68.5 million of additional subordinated units to Navios Maritime (3,426,843 subordinated units assuming an initial public offering price of $20.00 per common unit) and (iv) the issuance to the General Partner of a 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights, which will entitle the General Partner to increasing percentages of the cash the Partnership distributes in excess of $0.4025 per unit per quarter.

In addition, at or prior to the closing of the Offering, the Partnership will enter into the following agreements:

•	a share purchase agreement with Navios Maritime pursuant to which we will acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009;

•	a share purchase agreement with Navios Maritime pursuant to which we will have the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter, scheduled for delivery in October 2009;

•	A management agreement with Navios ShipManagement Inc. (‘‘Navios Shipmanagement’’) pursuant to which Navios ShipManagement will agree to provide the Partnership commercial and technical management services;

•	An administrative services agreement with Navios ShipManagement, pursuant to which Navios ShipManagement will agree to provide the Partnership administrative services; and

•	An omnibus agreement with Navios Maritime, the General Partner and others, governing, among other things:

– when the Partnership and Navios Maritime may compete with each other; and

– certain rights of first offer on certain drybulk carriers.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Navios GP L.L.C.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Navios GP L.L.C. (the ‘‘Company’’) at August 8, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
August 13, 2007

NAVIOS GP L.L.C.
BALANCE SHEET
(In U.S. Dollars)

As of August 8, 2007
ASSETS
Current Assets
Cash	$980
Investment in Navios Maritime Partners L.P.	$20
Total current assets	$1,000
Total assets	$1,000
Liabilities and Member’s Equity
Commitments and contingencies	—
Member’s Equity
Member’s equity	$1,000
Total member’s equity	$1,000
Total liabilities and member’s equity	$1,000

The accompanying notes are an integral part of this balance sheet.

NAVIOS GP L.L.C.
NOTES TO THE BALANCE SHEET
(In U.S. Dollars)

NOTE 1:    NATURE OF OPERATIONS

Navios GP L.L.C. (the ‘‘Company’’), a Marshall Islands limited liability company, was formed on August 7, 2007 to become the general partner of Navios Maritime Partners L.P. (the ‘‘Partnership’’). The Company is a wholly owned subsidiary of Navios Maritime Holdings Inc. (‘‘Navios Maritime’’). On August 8, 2007, Navios Maritime contributed $1,000 to the Company in exchange for a 100.0% ownership interest. The Company has invested $20 in the Partnership for its 2.0% general partner interest. There have been no other transactions involving the Company as of August 8, 2007. The Partnership anticipates filing a registration statement for an initial public offering of its common units.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Cash and cash equivalents:    Cash and cash equivalents consist of cash deposits held on call with banks.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

NAVIOS MARITIME PARTNERS L.P.

A-i

A-ii

A-iii

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF NAVIOS MARITIME PARTNERS L.P.

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF NAVIOS MARITIME PARTNERS L.P., dated as of                      , 2007, is entered into by and between Navios GP L.L.C., a Marshall Islands limited liability company, as the General Partner, and Navios Maritime Holdings Inc. (or any permitted successors and assigns hereunder), as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

Article I

DEFINITIONS

Section 1.1    Definitions.    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

‘‘Acquisition’’ means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such transaction; provided however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.

‘‘Adjusted Operating Surplus’’ means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, and (ii) any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

‘‘Affiliate’’ means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term ‘‘control’’ means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

‘‘Agreed Value’’ means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the Board of Directors.

‘‘Agreement’’ means this First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P., as it may be amended, supplemented or restated from time to time.

‘‘Annual Meeting’’ means the meeting of Limited Partners to be held every year commencing in 2008 to elect the Elected Directors as provided in Section 7.2 and to vote on any other matters brought before the meeting in accordance with this Agreement.

‘‘Appointed Directors’’ means the members of the Board of Directors appointed by the General Partner in accordance with the provisions of Article VII.

‘‘Associate’’ means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

‘‘Audit Committee’’ means a committee of the Board of Directors composed of a minimum of three members of the Board of Directors then serving who meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

‘‘Available Cash’’ means, with respect to any Quarter ending prior to the Liquidation Date:

(a)	the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b)	the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Board of Directors to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Sections 6.2 or 6.3 in respect of any one or more of the next four Quarters; provided, however, that the Board of Directors may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.

Notwithstanding the foregoing, ‘‘Available Cash’’ with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

‘‘Board of Directors’’ means the board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents, which, pursuant to Section 7.1, and subject to Section 7.11, oversees and directs the operations, management and policies of the Partnership. The Board of Directors shall constitute a committee within the meaning of Section 30(2)(g) of the Marshall Islands Act.

‘‘Business Day’’ means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

‘‘Capital Contribution’’ means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

‘‘Capital Improvement’’ means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets, in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

‘‘Capital Surplus’’ has the meaning assigned to such term in Section 6.1(a).

‘‘Cause’’ means a court of competent jurisdiction has entered a final, non-appealable judgment finding a Person liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership or as a member of the Board of Directors, as the case may be.

‘‘Certificate’’ means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global or book entry form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

‘‘Certificate of Limited Partnership’’ means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of The Marshall Islands as referenced in Section 7.10 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

‘‘claim’’ (as used in Section 7.20(c)) has the meaning assigned to such term in Section 7.20(c).

‘‘Closing Date’’ means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Purchase Agreement.

‘‘Closing Price’’ means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Board of Directors, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the Board of Directors.

‘‘Code’’ means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

‘‘Combined Interest’’ has the meaning assigned to such term in Section 11.3(a).

‘‘Commences Commercial Service’’ and ‘‘Commenced Commercial Service’’ shall mean the date a Capital Improvement is first put into service by a Group Member following, if applicable, completion of construction and testing.

‘‘Commission’’ means the United States Securities and Exchange Commission.

‘‘Common Unit’’ means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term ‘‘Common Unit’’ does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

‘‘Common Unit Arrearage’’ means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly

Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.2(a)(i).

‘‘Common Unit Purchase Agreement’’ means the Common Unit Purchase Agreement dated            , 2007, between the partnership and Angeliki Frangon providing for the purchase of 500,000 Common Units by Angeliki Frangou.

‘‘Concurrent Offering’’ means the offering and sale of Common Units sold pursuant to the Common Unit Purchase Agreement.

‘‘Conflicts Committee’’ means a committee of the Board of Directors composed entirely of three or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

‘‘Contributed Property’’ means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership.

‘‘Cumulative Common Unit Arrearage’’ means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.2(a)(ii) and the second sentence of Section 6.3 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

‘‘Current Market Price’’ means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

‘‘Departing General Partner’’ means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Sections 11.1 or 11.2.

‘‘Depositary’’ means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

‘‘Elected Directors’’ means the members of the Board of Directors who are elected or appointed as such in accordance with the provisions of Article VII and at least three of whom are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner, (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading or (d) United States citizens or residents.

‘‘Estimated Maintenance Capital Expenditures’’ means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain the operating capacity or asset base of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

‘‘Event of Withdrawal’’ has the meaning assigned to such term in Section 11.1(a).

‘‘Expansion Capital Expenditures’’ means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid during such period shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Capital Improvement.

‘‘First Contribution Agreement’’ means that certain Contribution and Conveyance Agreement, dated as of                          , 2007, among the General Partner, the Partnership, the Operating Company and Navios Maritime Holdings, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

‘‘First Target Distribution’’ means $0.4025 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2007, it means the product of $0.4025 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

‘‘Fully Diluted Basis’’ means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and, provided further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

‘‘General Partner’’ means Navios GP, L.L.C., a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

‘‘General Partner Interest’’ means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

‘‘General Partner Unit’’ means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

‘‘Group’’ means a Person that, including with or through any of its Affiliates or Associates, has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

‘‘Group Member’’ means a member of the Partnership Group.

‘‘Group Member Agreement’’ means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.

‘‘Holder’’ as used in Section 7.20, has the meaning assigned to such term in Section 7.20(a).

‘‘Incentive Distribution Right’’ means a non-voting Limited Partner Interest, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

‘‘Incentive Distributions’’ means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.2(a)(v), 6.2(a)(vi) and 6.2(a)(vii) and 6.2(b)(iii), 6.2(b)(iv) and 6.2(b)(v).

‘‘Indemnified Persons’’ has the meaning assigned to such term in Section 7.20(c).

‘‘Indemnitee’’ means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), (f) the members of the Board of Directors, (g) the Officers, and (h) any other Person the Board of Directors designates as an ‘‘Indemnitee’’ for purposes of this Agreement.

‘‘Initial Common Units’’ means the Common Units sold in the Initial Offering and the Concurrent Offering.

‘‘Initial General Partner Interest’’ has the meaning set forth in Section 5.1.

‘‘Initial Limited Partner Interest’’ has the meaning set forth in Section 5.1.

‘‘Initial Limited Partners’’ means Angeliki Frangou, Navios Maritime Holdings and the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2(a)) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

‘‘Initial Offering’’ means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

‘‘Initial Unit Price’’ means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the Board of Directors, in each case adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

‘‘Interim Capital Transactions’’ means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of interest rate swap agreements; (e) capital contributions received; and (f) corporate reorganizations or restructurings.

‘‘Investment Capital Expenditures’’ means capital expenditures other than Maintenance Capital Expenditures or Expansion Capital Expenditures.

‘‘Issue Price’’ means the price at which a Unit is purchased from the Partnership, after deducting any sales commission or underwriting discount charged to the Partnership.

‘‘Limited Partner’’ means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term ‘‘Limited Partner’’ is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

‘‘Limited Partner Interest’’ means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term ‘‘Limited Partner Interest’’ is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

‘‘Liquidation Date’’ means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

‘‘Liquidator’’ means one or more Persons selected by the Board of Directors to perform the functions described in Section 12.4.

‘‘Maintenance Capital Expenditures’’ means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain the operating capacity or asset base of the Partnership Group. Maintenance Capital Expenditures shall not include (a) Expansion Capital Expenditures or (b) expenditures made solely for investment purposes (as opposed to maintenance purposes). Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.

‘‘Marshall Islands Act’’ means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

‘‘Merger Agreement’’ has the meaning assigned to such term in Section 14.1.

‘‘Minimum Quarterly Distribution’’ means $0.35 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2007, it means the product of $0.35 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

‘‘Navios Maritime Holdings’’ means Navios Maritime Holdings Inc., a Marshall Islands corporation.

‘‘National Securities Exchange’’ means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

‘‘Net Agreed Value’’ means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

‘‘Notice of Election to Purchase’’ has the meaning assigned to such term in Section 15.1(b).

‘‘Officers’’ means the Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Executive Vice Chairman or Vice Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Chief Executive Officer, the President, any Vice Presidents, the Secretary, the Treasurer, any Assistant Secretaries or Assistant Treasurers, and any other officer of the Partnership appointed by the Board of Directors pursuant to Section 7.8.

‘‘Omnibus Agreement’’ means that Omnibus Agreement, dated as of the Closing Date, among Navios Maritime Holdings, the Partnership, the General Partner and the Operating Company.

‘‘Operating Company’’ means Navios Maritime Operating L.L.C., a Marshall Islands limited liability company, and any successors thereto.

‘‘Operating Company Agreement’’ means the First Amended and Restated Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

‘‘Operating Expenditures’’ means all Partnership Group expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a)	repayment of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b)	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c)	Operating Expenditures shall not include (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners, where capital expenditures consist of both (x) Maintenance Capital Expenditures and (y) Expansion Capital Expenditures and/or Investment Capital Expenditures, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each.

‘‘Operating Surplus’’ means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a)	the sum of (i) $20 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of distributions paid on equity issued in connection with the construction of a Capital Improvement or replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence construction of such Capital Improvement or replacement asset and ending on the earlier to occur of the date that such Capital Improvement or replacement asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related interest rate swap agreements), or construction period distributions on equity issued, to finance the construction of a Capital Improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement asset for purposes of this clause (iv)), less

(b)	the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Board of Directors to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Board of Directors so determines.

Notwithstanding the foregoing, ‘‘Operating Surplus’’ with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

‘‘Opinion of Counsel’’ means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the Board of Directors.

‘‘Option Closing Date’’ means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

‘‘Organizational Limited Partner’’ means Navios Maritime Holdings in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

‘‘Outstanding’’ means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group beneficially owns more than 4.9% of the Outstanding Partnership Securities of any class then Outstanding (or would own such percentage after application of this limitation), all Partnership Securities owned by such Person or Group in excess of 4.9% of the Outstanding Partnership Securities shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, except for purposes of nominating a Person for election to the Board of Directors pursuant to Section 7.3, or determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to either of the following (other than when voting their Common Units as provided in Section 7.2(a)(ii)): (i) the General Partner or its Affiliates or (ii) any Person or Group who acquired more than 4.9% of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors after considering the potential tax effects of such approval on the Partnership.

‘‘Over-Allotment Option’’ means the over-allotment option granted to the Underwriters pursuant to the Purchase Agreement.

‘‘Partners’’ means the General Partner and the Limited Partners.

‘‘Partnership’’ means Navios Maritime Partners L.P., a Marshall Islands limited partnership, and any successors thereto.

‘‘Partnership Group’’ means the Partnership and its Subsidiaries, including the Operating Company, treated as a single entity.

‘‘Partnership Interest’’ means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

‘‘Partnership Security’’ means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units and Incentive Distribution Rights.

‘‘Percentage Interest’’ means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.5, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

‘‘Person’’ means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

‘‘Pro Rata’’ means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

‘‘Purchase Agreement’’ means the Purchase Agreement dated                      , 2007 among the Underwriters, the Partnership, the General Partner, the Operating Company, and Navios Maritime Holdings, providing for the purchase of Common Units by such Underwriters.

‘‘Purchase Date’’ means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

‘‘Quarter’’ means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

‘‘Record Date’’ means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

‘‘Record Holder’’ means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Board of Directors has caused to be kept as of the opening of business on such Business Day.

‘‘Registration Statement’’ means the Registration Statement on Form F-1 (Registration No. 333-         ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

‘‘Second Contribution Agreement’’ means that certain Contribution and Conveyance Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company and Navios Maritime Holdings, together with the additional conveyance documents and instruments contemplated or referenced therein.

‘‘Second Target Distribution’’ means $0.4375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2007, it means the product of $0.4375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

‘‘Securities Act’’ means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

‘‘Special Approval’’ means approval by a majority of the members of the Conflicts Committee.

‘‘Subordinated Unit’’ means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term ‘‘Subordinated Unit’’ does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

‘‘Subordination Period’’ means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)	the first day of any Quarter beginning after December 31, 2011, in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Minimum Quarterly Distribution during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date and (B) the

Adjusted Operating Surplus for each of the three consecutive, non overlapping four Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

(b)	the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-Quarter periods.

‘‘Subsidiary’’ means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to the Operating Company, formed and maintained for the sole purpose of owning or leasing, operating and chartering no more than 10 vessels for a period of no more than 40 years, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

‘‘Surviving Business Entity’’ has the meaning assigned to such term in Section 14.2(b).

‘‘Third Target Distribution’’ means $0.525 per unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2007, it means the product of $0.525 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

‘‘Trading Day’’ means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

‘‘transfer’’ has the meaning assigned to such term in Section 4.4(a).

‘‘Transfer Agent’’ means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Securities, the Board of Directors shall act in such capacity.

‘‘Underwriter’’ means each Person named as an underwriter in Schedule I to the Purchase Agreement who purchases Common Units pursuant thereto.

‘‘Unit’’ means a Partnership Security that is designated as a ‘‘Unit’’ and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) the Incentive Distribution Rights.

‘‘Unitholders’’ means the holders of Units.

‘‘Unit Majority’’ means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

‘‘Unit Register’’ means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

‘‘Unrecovered Capital’’ means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

‘‘U.S. GAAP’’ means United States generally accepted accounting principles consistently applied.

‘‘Withdrawal Opinion of Counsel’’ has the meaning assigned to such term in Section 11.1(b).

‘‘Working Capital Borrowings’’ means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or similar financing arrangement available to a Group Member, provided that when such borrowing is incurred it is the intent of the borrower to repay such borrowing within 12 months from other than additional Working Capital Borrowings.

Section 1.2    Construction.    Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term ‘‘include’’ or ‘‘includes’’ means includes, without limitation, and ‘‘including’’ means including, without limitation; and (d) the terms ‘‘hereof’’, ‘‘herein’’ and ‘‘hereunder’’ refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

Article II

ORGANIZATION

Section 2.1    Formation.    The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Marshall Islands Act and hereby amend and restate the original Agreement of Limited Partnership of Navios Maritime Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name.    The name of the Partnership shall be ‘‘Navios Maritime Partners L.P.’’ The Partnership’s business may be conducted under any other name or names as determined by the Board of Directors. The words ‘‘Limited Partnership’’ or the letters ‘‘L.P.’’ or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of Directors may change the name of the Partnership at any time and from time in compliance with the requirements of the Marshall Islands Act to time and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices.    Unless and until changed by the Board of Directors, the registered office of the Partnership in The Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, and the registered agent for service of process on the Partnership in The Marshall Islands at such registered office shall be The Trust Company of The Marshall Islands, Inc. The principal office of the Partnership shall be located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, or such other place as the Board of Directors may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside The Marshall Islands as the Board of Directors determines to be necessary or appropriate. The address of the General Partner shall be at 85 Akti Miaouli Street, Piraeus, Greece 185 38, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.    The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member.

Section 2.5    Powers.    The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a)    Each Limited Partner hereby constitutes and appoints the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, the Chief Executive Officer and President of the Partnership and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of its authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Board of Directors or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the Marshall Islands and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Articles IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.5; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii)    execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, however, that when required by Section 13.3 or any other provision of this Agreement that requires the consent of the Board of Directors or establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Board of Directors and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary consent of the Board of Directors or vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the Board of Directors to make an amendment to this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b)    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the Board of Directors, the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Board of Directors, the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or

President of the Partnership or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.

Section 2.8    Title to Partnership Assets.    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the Board of Directors may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the Board of Directors determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Board of Directors. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

 Article III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.    The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.

Section 3.2    Management of Business.    No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 30 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.    Subject to the provisions of Section 7.13 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4    Rights of Limited Partners.

(a)    In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense, to:

(i)    have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(ii)    obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iii)    have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(iv)    obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(v)    obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b)    The Board of Directors may keep confidential from the Limited Partners, for such period of time as the Board of Directors deems reasonable, (i) any information that the Board of Directors reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Board of Directors in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

Article IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.    Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chief Financial Officer or the Secretary or any Assistant Secretary of the Partnership. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.5(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a)    If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate Officers on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b)    The appropriate Officers on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)    makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)    requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)    if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Board of Directors may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)    satisfies any other reasonable requirements imposed by the Board of Directors.

If a Limited Partner fails to notify the Partnership within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c)    As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.    The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.

Section 4.4    Transfer Generally.

(a)    The term ‘‘transfer,’’ when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)    No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c)    Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a)    The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate Officers on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b)    The Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Partnership for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c)    The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a)    Subject to Section 4.6(c) below, prior to December 31, 2017, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (1) the merger or consolidation of the General Partner with or into such other Person or (2) the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b)    Subject to Section 4.6(c) below, on or after December 31, 2017, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c)    Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor

(as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.    Prior to December 31, 2017, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2017, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2017, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner’s exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3 hereof.

Section 4.8    Restrictions on Transfers.

(a)    Except as provided in Section 4.8(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws, laws of the Republic of the Marshall Islands or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.

(b)    The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.5(b).

(c)    Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Article V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Contributions Prior to the Closing Date.

(a)    In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20, for a 2% General Partner Interest in the Partnership (the ‘‘Initial General Partner Interest’’) and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980 for a 98% limited partner interest in the Partnership (the ‘‘Initial Limited Partner Interest’’) and has been admitted as a Limited Partner of the Partnership.

(b)    On                          , 2007, and pursuant to the First Contribution Agreement, Navios Maritime Holdings contributed all of the outstanding shares of capital stock of Felicity Shipping Corporation to the Partnership in exchange for 4,195,000 Subordinated Units.

Section 5.2    Initial Unit Issuances.

(a)    On the Closing Date and pursuant to the Second Contribution Agreement: (i) The General Partner’s Initial General Partner Interest shall be converted into 369,834 General Partner Units and the Incentive Distribution Rights; (ii) Navios Maritime Holdings shall sell to the Partnership all of the shares of capital stock of Gemini Shipping Corporation, Alegria Shipping Corporation, Galaxy

Shipping Corporation, Libra Shipping Enterprises Corporation, Prosperity Shipping Corporation, Aldebaran Shipping Corporation and Fantastiks Shipping Corporation in exchange for (A) 3,426,843 Subordinated Units, and (B) a special interest representing the right to receive $160.0 million from the Partnership on the Closing Date; and (iii) the Organizational Limited Partner’s Initial Limited Partner Interest shall be redeemed.

(b)    Upon the issuance of any additional Limited Partner Interests by the Partnership (other than Common Units issued in the Initial Offering, including any Common Units issued pursuant to the Over-Allotment Option), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest immediately prior to such issuance by (B) 100 less the General Partner’s Percentage Interest immediately prior to such issuance by (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. The General Partner shall not be obligated to make additional Capital Contributions to the Partnership.

Section 5.3    Contributions By Initial Limited Partners and Distributions to the General Partner and its Affiliates.

(a)    On the Closing Date and pursuant to the Purchase Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Purchase Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the number of Common Units specified in the Purchase Agreement to be purchased by such Underwriter on the Closing Date.

(b)    On the closing Date and pursuant to the Common Unit Purchase Agreement, Angeliki Frangou shall contribute to the Partnership cash in the amount of $     million in exchange for such Capital Contribution, the Partnership shall issue 500,000 Common Units to Ms. Frangou.

(c)    Upon any exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(c), the Partnership shall use such cash to redeem from Navios Maritime Holdings that number of Subordinated Units equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(c).

(d)    No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraphs (a) and (b) of this Section 5.3 in aggregate number equal to 10,500,000, (ii) the ‘‘Option Units’’ as such term is used in the Underwriting Agreement in an aggregate number up to 1,500,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 7,621,843 Subordinated Units issued or issuable to pursuant to Sections 5.1(b) and 5.2(a) hereof and (iv) the Incentive Distribution Rights.

Section 5.4    Interest and Withdrawal.    No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.5    Issuances of Additional Partnership Securities.

(a)    The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Limited Partners, but subject to the approval of the General Partner in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on the General Partner or the General Partner Interest.

(b)    Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the Board of Directors, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (iv) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Security; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c)    The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.5, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of additional Limited Partners and (iv) all additional issuances of Partnership Securities. The Board of Directors shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The Board of Directors shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

Section 5.6    Limitations on Issuance of Additional Partnership Securities.    The Partnership may issue an unlimited number of Partnership Securities (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.5 without the approval of the Limited Partners; provided, however, that no fractional units shall be issued by the Partnership.

Section 5.7    Conversion of Subordinated Units.

(a)    All of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter ending on or after December 31, 2008, in respect of which:

(i)    distributions of Available Cash from Operating Surplus under Section 6.2(a) on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded $2.10 during the four-Quarter period immediately preceding such date;

(ii)    the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded the sum of $2.10 on all of the Common Units, Subordinated Units,

General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Basis with respect to such period; and

(iii)    there are no Cumulative Common Unit Arrearages.

(b)    If the Subordinated Units are not converted into Common Units pursuant to Section 5.7(a), the Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.

(c)    Notwithstanding any other provision of this Agreement, the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(d)    A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.5(b).

Section 5.8    Limited Preemptive Right.    Except as provided in this Section 5.8 and in Section 5.2(b), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.9    Splits and Combinations.

(a)    Subject to Sections 5.9(d) and 6.4 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b)    Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the Board of Directors shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Board of Directors also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Board of Directors shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)    Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d)    The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10    Fully Paid and Non-Assessable Nature of Limited Partner Interests.    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.

Article VI

DISTRIBUTIONS

Section 6.1    Requirement and Characterization of Distributions; Distributions to Record Holders.

(a)    Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2007, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 51 of the Marshall Islands Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Board of Directors. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.2 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.3, be deemed to be ‘‘Capital Surplus.’’

(b)    Notwithstanding Section 6.1(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c)    Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.2    Distributions of Available Cash from Operating Surplus.

(a)    During Subordination Period. Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3 shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise contemplated by Section 5.5 in respect of other Partnership Securities issued pursuant thereto:

(i)    First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii)    Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv)    Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v)    Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi)    Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii)    Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(a)(vii).

(b)    After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3, shall subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.5(b) in respect of additional Partnership Securities issued pursuant thereto:

(i)    First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii)    Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv)    Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v)    Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(b)(v).

Section 6.3    Distributions of Available Cash from Capital Surplus.    Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.1(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, unless the provisions of Section 6.1 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.2.

Section 6.4    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.    The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

Section 6.5    Special Provisions Relating to the Holders of Subordinated Units.    Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in distributions made with respect to Common Units.

Section 6.6    Special Provisions Relating to the Holders of Incentive Distribution Rights.     Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, or (ii) be entitled to any distributions other than as provided in Sections 6.2(a)(v), 6.2(a)(vi) and 6.2(a)(vii), 6.2(b)(iii), 6.2(b)(iv) and 6.2(b)(v), and 12.4.

Article VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a)    Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be vested exclusively in the Board of Directors and, subject to the direction of the Board of Directors and in accordance with the provisions of Section 7.11, the Officers. Neither the General Partner (except as otherwise expressly provided in this Agreement) nor any Limited Partner shall have any management power or control over the business and affairs of the Partnership. Thus, except as expressly provided in this Agreement, the business and affairs of the Partnership shall be managed by or under the direction of the Board of Directors, and the day-to-day activities of the Partnership shall be conducted on the Partnership’s behalf by the Officers. In order to enable the Board of Directors to manage the business and affairs of the Partnership, the General Partner, except as otherwise expressly provided in this Agreement, hereby irrevocably delegates to the Board of Directors all management powers over the business and affairs of the Partnership that it may now or hereafter possess under applicable law. The General Partner further agrees to take any and all action necessary and appropriate, in the sole discretion of the Board of Directors, to effect any duly authorized actions by the Board of Directors, including executing or filing any agreements, instruments or certificates, delivering all documents, providing all information and taking or refraining from taking action as may be necessary or appropriate to achieve the effective delegation of power described in this Section 7.1(a). Each of the Partners and each Person who may acquire an interest in a Partnership Interest hereby approves, consents to, ratifies and confirms such delegation. The delegation by the General Partner to the Board of Directors of management powers over the business and affairs of the Partnership pursuant to the provisions of this Agreement shall not cause the General Partner to cease to be a general partner of the Partnership nor shall it cause the Board of Directors or any member thereof to be a general partner of the Partnership or to have or be subject to the liabilities of a general partner of the Partnership.

(b)    Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, consents to, ratifies and confirms the General Partner’s delegation of management powers to the Board of Directors pursuant to paragraph (a) of this Section 7.1; (ii) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Purchase Agreement, the Omnibus Agreement, the First Contribution Agreement, the Second Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (iii) agrees that the General Partner (on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iv) agrees that the execution, delivery or performance by the Board of Directors, the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the Board of Directors or the General Partner of any duty that the Board of Directors or the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    The Board of Directors; Election and Appointment; Term; Manner of Acting.

(a)    Upon the Closing Date, the Board of Directors shall consist of seven individuals, all of whom shall be Appointed Directors. Following the first annual meeting of Unitholders after the Closing Date, the Board of Directors shall consist of seven individuals, three of which are Appointed Directors and four of which are Elected Directors. The Elected Directors shall be divided into three classes: Class I, comprising two Elected Directors, Class II, comprising one Elected Director, and Class III, comprising one Elected Director. The Board of Directors upon Closing shall consist of the following individuals, each of whom shall hold office until his successor is duly elected or appointed, as the case may be, and qualified, in accordance with subclauses (a)(i) and (a)(ii) below, or until his earlier death, resignation or removal: Appointed Directors: Angeliki Frangou, George Achniotis and Shunji Sasada; Elected Directors: Class I: Robert Pierot and John Karakadas, Class II: Efstathios Loizos and Class III: Leonidas Korres. The vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6. The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i)    The Appointed Directors shall be appointed by the General Partner on the date of the 2008 Annual Meeting and each Appointed Director shall hold office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal; and

(ii)    The Class I Elected Directors shall be elected at the 2008 Annual Meeting for a one-year term expiring on the date of the first succeeding Annual Meeting, the Class II Elected Director shall be elected at the 2008 Annual Meeting for a two-year term expiring on the second succeeding Annual Meeting and the Class III Elected Directors shall be elected at the 2008 Annual Meeting for a three-year term expiring on the third succeeding Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units present in person or represented by proxy at the Annual Meeting with each Outstanding Common Unit having one vote. At each Annual Meeting after the 2008 Annual Meeting, Elected Directors so classified who are elected to replace those whose terms expire at such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting.

(b)    Except as provided in paragraphs (a)(ii) above with respect to Elected Directors elected at the 2008 Annual Meeting, each member of the Board of Directors appointed or elected, as the case may be, at an Annual Meeting shall hold office until the third succeeding Annual Meeting and until his successor is duly elected or appointed, as the case may be, and qualified, or until his earlier death, resignation or removal.

(c)    Each member of the Board of Directors shall have one vote. The vote of the majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the number of members of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a quorum is present at a meeting, a majority of the members of the Board of Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7.3    Nominations of Elected Directors.    The Board of Directors shall be entitled to nominate individuals to stand for election as Elected Directors at an Annual Meeting. In addition, any Limited Partner or Group of Limited Partners that beneficially owns 10% or more of the Outstanding Common Units shall be entitled to nominate one or more individuals to stand for election as Elected Directors at an Annual Meeting by providing written notice thereof to the Board of Directors not more than 120 days and not less than 90 days prior to the date of such Annual Meeting; provided, however, that in the event that the date of the Annual Meeting was not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board of Directors not later than the close of business on the tenth day following the date on which the date of the Annual Meeting was announced. Such notice shall set forth (i) the name and address of the Limited Partner or Limited Partners making the nomination or nominations, (ii) the number of Common Units beneficially owned by such Limited Partner or Limited Partners, (iii) such information regarding the nominee(s) proposed by the Limited Partner or Limited Partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Commission had the nominee(s) been nominated or intended to be nominated to the Board of Directors, (iv) the written consent of each nominee to serve as a member of the Board of Directors if so elected and (v) a certification that such nominee(s) qualify as Elected Directors.

Section 7.4    Removal of Members of Board of Directors.    Members of the Board of Directors may only be removed as follows:

(a)    Any Appointed Director may be removed at any time, (i) without Cause, only by the General Partner and, (ii) with Cause, by (x) the General Partner, (y) by the affirmative vote of the holders of a majority of the Outstanding Units at a properly called meeting of the Limited Partners or (z) by the affirmative vote of a majority of the other members of the Board of Directors.

(b)    Any and all of the Elected Directors may be removed at any time, with Cause, only by the affirmative vote of a majority of the other members of the Board of Directors or at a properly called meeting of the Limited Partners only by the affirmative vote of the holders of a majority of the Outstanding Common Units.

Section 7.5    Resignations of Members of the Board of Directors.    Any member of the Board of Directors may resign at any time by giving written notice to the Board of Directors. Such resignation shall take effect at the time specified therein.

Section 7.6    Vacancies on the Board of Directors.    Vacancies on the Board of Directors may be filled only as follows:

(a)    If any Appointed Director is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the General Partner shall, in its sole discretion, appoint an individual to fill the vacancy.

(b)    If any Elected Director is removed, resigns or is unable to serve as a member of the Board of Directors, the vacancy shall be filled by a majority of the Elected Directors then serving.

(c)    A director appointed or elected pursuant to this Section 7.6 to fill a vacancy shall be appointed or elected, as the case may be, for no more than the unexpired term of his predecessor in office.

Section 7.7    Meetings; Committees; Chairman.

(a)    Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors. Notice of such regular meetings shall not be required. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors and shall be called by the Secretary upon the written request of two members of the Board of Directors, on at least 48 hours prior written notice to the other members. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law. Attendance of a member of the Board of Directors at a meeting (including pursuant to the penultimate sentence of this Section 7.7(a)) shall constitute a waiver of notice of such meeting, except where such member attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors. Members of the Board of Directors may participate in and hold meetings by means of conference telephone, videoconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting. The Board of Directors may establish any additional rules governing the conduct of its meetings that are not inconsistent with the provisions of this Agreement.

(b)    The Board of Directors shall appoint the Audit Committee and the Conflicts Committee to consist, in each case, solely of a minimum of three of the Elected Directors then in office. The Audit Committee and the Conflicts Committee shall, in each case, perform the functions delegated to it pursuant to the terms of this Agreement and such other matters as may be delegated to it from time to time by resolution of the Board of Directors. The Board of Directors, by a majority of the whole Board of Directors, may appoint one or more additional committees of the Board of Directors to consist of one or more members of the Board of Directors, which committee(s) shall have and may exercise such of the powers and authority of the Board of Directors (including in respect of

Section 7.1) with respect to the management of the business and affairs of the Partnership as may be provided in a resolution of the Board of Directors. Any committee designated pursuant to this Section 7.7(b) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures and shall meet at such times and at such place or places as may be provided by such rules or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the taking of any action. Subject to the first sentence of this Section 7.7(b), the Board of Directors may designate one or more members of the Board of Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee. Subject to the first sentence of this Section 7.7(b), in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

(c)    The Appointed Directors may designate one of the members of the Board of Directors as Chairman of the Board of Directors. The Chairman of the Board of Directors, if any, and if present and acting, shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board of Directors, another member of the Board of Directors chosen by the Appointed Directors shall preside. If, at any time, in accordance with Section 7.2(b), the Board of Directors consists solely of Elected Directors, the Board of Directors may elect one of its members as Chairman of the Board of Directors and shall, in the absence of the Chairman of the Board of Directors at a meeting of the Board of Directors, choose another member of the Board of Directors to preside at the meeting.

Section 7.8    Officers.

(a)    The Board of Directors, as set forth below, shall appoint agents of the Partnership, referred to as ‘‘Officers’’ of the Partnership as described in this Section 7.8. Unless provided otherwise by resolution of the Board of Directors, the Officers shall have the titles, power, authority and duties described below in this Section 7.8.

(b)    The Officers of the Partnership shall be the Chairman of the Board of Directors (unless the Board of Directors provides otherwise), Executive Vice Chairman or Vice Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Chief Executive Officer, the President and any and all Vice Presidents, the Secretary and any and all Assistant Secretaries and any Treasurer and any and all Assistant Treasurers and any other Officers appointed pursuant to Section 7.8(j). There shall be appointed from time to time, in accordance with this Section 7.8, such Vice Presidents, Secretaries, Assistant Secretaries, Treasurers and Assistant Treasurers as the Board of Directors may desire. Any person may hold two or more offices.

(c)    The Officers shall be appointed by the Board of Directors at such time and for such terms as the Board of Directors shall determine. Any Officer may be removed, with or without Cause, only by the Board of Directors. Vacancies in any office may be filled only by the Board of Directors.

(d)    The Board of Directors may elect one of its members as the Chairman of the Board of Directors. Unless the Board of Directors provides otherwise, the Chairman of the Board of Directors shall be an Officer of the Partnership and shall have the powers, duties and authorities assigned by the Board of Directors.

(e)    The Board of Directors may elect one of its members as Executive Vice Chairman or Vice Chairman of the Board of Directors. Unless the Board of Directors provides otherwise, the Executive Vice Chairman or Vice Chairman of the Board of Directors, as the case may be, shall be an Officer of the Partnership and shall have the powers, duties and authority of the chief executive officer of the Partnership and, as such, shall be responsible for the general and active management and direction of the Partnership and shall see that all orders and resolutions of the Board of Directors are carried into effect.

(f)    Subject to the limitations imposed by this Agreement, any employment agreement, any employee plan or any determination of the Board of Directors, the Chief Executive Officer, subject to the direction of the Board of Directors, shall have the powers, duties and authority of the chief executive officer of the Partnership and, as such, shall be responsible for the management of the business and affairs of the Partnership, its other Officers, employees and agents, shall supervise generally the affairs of the Partnership and shall have full authority to execute all documents and take all actions that the Partnership may legally take. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to him by this Agreement or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors.

(g)    Subject to the limitations imposed by this Agreement, any employment agreement, any employee plan or any determination of the Board of Directors, the President, subject to the direction of the Chief Executive Officer and the Board of Directors, shall have the powers, duties and authority of the chief operating officer of the Partnership and, as such, shall be responsible for the direction of the day-to-day operations of the Partnership. In the absence of the Chief Executive Officer, the President shall have all of the powers and duties conferred upon the Chief Executive Officer, including the same power as the Chief Executive Officer to execute documents on behalf of the Partnership. The President shall exercise such other powers and perform such other duties as may be assigned to him by the Chief Executive Officer, this Agreement, or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors.

(h)    In the absence of the President, each Vice President appointed by the Board of Directors shall have all of the powers and duties conferred upon the President, including the same power as the President to execute documents on behalf of the Partnership. Each such Vice President shall perform such other duties and may exercise such other powers as may from time to time be assigned to him by the Board of Directors or the President.

(i)    The Secretary shall record or cause to be recorded in books provided for that purpose the minutes of the meetings or actions of the Board of Directors and Unitholders, shall see that all notices are duly given in accordance with the provisions of this Agreement and as required by law, shall be custodian of all records (other than financial), shall see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed, and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by this Agreement, the Board of Directors or the President. The Assistant Secretaries shall exercise the powers of the Secretary during that Officer’s absence or inability or refusal to act.

(j)    The Treasurer shall keep or cause to be kept the books of account of the Partnership and shall render statements of the financial affairs of the Partnership in such form and as often as required by this Agreement, the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Partnership. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as this Agreement, the Board of Directors or the President, shall designate from time to time. The Assistant Treasurers shall exercise the power of the Treasurer during that Officer’s absence or inability or refusal to act. Each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Partnership. If no Treasurer or Assistant Treasurer is appointed and serving or in the absence of the appointed Treasurer and Assistant Treasurer, the Vice President and Chief Financial Officer, or such other Officer as the Board of Directors shall select, shall have the powers and duties conferred upon the Treasurer.

(k)    The Board of Directors may appoint such other Officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the Partnership, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

(l)    The Board of Directors may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

(m)    Unless otherwise provided by resolution of the Board of Directors, no Officer shall have the power or authority to delegate to any Person such Officer’s rights and powers as an Officer to manage the business and affairs of the Partnership.

Section 7.9    Compensation of Directors.    The members of the Board of Directors who are not employees of the Partnership, the General Partner or its Affiliates shall receive such compensation for their services as members of the Board of Directors or members of a committee of the Board of Directors shall determine. In addition, the members of the Board of Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 7.10    Certificate of Limited Partnership.    The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of The Marshall Islands as required by the Marshall Islands Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the Board of Directors determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in The Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the Board of Directors determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of The Marshall Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.11    Restrictions on the Authority of the Board of Directors and the General Partner.

(a)    Except as otherwise provided in this Agreement, neither the Board of Directors nor the General Partner may, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.

(b)    Except as provided in Articles XII and XIV, the Board of Directors may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership’s Subsidiaries) or dissolve the Partnership without the approval of holders of a Unit Majority and the General Partner; provided, however, that this provision shall not preclude or limit the ability of the Board of Directors to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. The transfer of the General Partner Interest to and the election of a successor general partner of the Partnership shall be made in accordance with Sections 4.6, 11.1 and 11.2.

Section 7.12    Reimbursement of the General Partner.

(a)    Except as provided in this Section 7.12 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b)    The General Partner shall be reimbursed on a monthly basis, or such other basis as the Board of Directors may determine, for any direct and indirect expenses it incurs that are allocable to the Partnership Group or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the

General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership Group, which amounts shall also include reimbursement for any Common Units purchased to satisfy obligations of the Partnership under any of its equity compensation plans). The Board of Directors shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.12 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.15.

(c)    The Board of Directors, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the Partnership, the General Partner or any of its Affiliates, in each case for the benefit of employees of the Partnership, the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership or in the open market to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.12(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.12(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.13    Outside Activities.

(a)    After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, acquire or own Panamax Carrier Assets or Capesize Carrier Assets (as such terms are defined in the Omnibus Agreement).

(b)    Navios Maritime Holdings, the Partnership, the General Partner and the Operating Company have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Navios Maritime Holdings and certain of its Affiliates to acquire or own Panamax Carrier Assets or Capesize Carrier Assets (as such terms are defined in the Omnibus Agreement).

(c)    Except as specifically restricted by Section 7.13(a) or the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner. Notwithstanding anything to the contrary in this

Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.13 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.

(d)    Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.

(e)    The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term ‘‘Affiliates’’ as used in this Section 7.13(e) with respect to the General Partner shall not include any Group Member.

Section 7.14    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a)    The General Partner or any of its Affiliates may lend to and/or borrow from any Group Member, and any Group Member may lend to and/or borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner and the Board of Directors may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner and the Board of Directors. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.14(a) and Section 7.14(b), the term ‘‘Group Member’’ shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b)    The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the Board of Directors.

(c)    No borrowing by any Group Member or the approval thereof by the General Partner or the Board of Directors shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates or the Board of Directors to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.15    Indemnification.

(a)    To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.15, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and, provided further, that no indemnification pursuant to this Section 7.15 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Purchase Agreement, the Omnibus Agreement, the First Contribution Agreement or the Second Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.15 shall be made out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b)    To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.15(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.15.

(c)    The indemnification provided by this Section 7.15 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)    The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the Board of Directors and the General Partner, its Affiliates and such other Persons as the Board of Directors shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement or law.

(e)    For purposes of this Section 7.15, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute ‘‘fines’’ within the meaning of Section 7.15(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.15 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)    The provisions of this Section 7.15 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)    No amendment, modification or repeal of this Section 7.15 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.16    Liability of Indemnitees.

(a)    Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b)    Subject to their obligations and duties as members of the Board of Directors or the General Partner, respectively, set forth in Section 7.1(a), members of the Board of Directors and the General Partner may exercise any of the powers granted to them and perform any of the duties imposed upon them hereunder either directly or by or through its agents, and the members of the Board of Directors and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors or the General Partner in good faith.

(c)    To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d)    Any amendment, modification or repeal of this Section 7.16 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.16 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.17    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a)    Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, or any member of the Board of Directors, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner and the Board of Directors may but shall not be required in connection with the resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner or the Board of Directors, as the case may be, may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision the Board of Directors, acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

(b)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in ‘‘good faith’’ for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(c)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, ‘‘at the option of the General Partner,’’ or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Interest or Incentive Distribution Rights, to the extent permitted under this Agreement, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d)    Whenever the Board of Directors makes a determination or takes or declines to take any other action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the Board of Directors, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in ‘‘good faith’’ for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(e)    Notwithstanding anything to the contrary in this Agreement, neither the Board of Directors nor the General Partner and its Affiliates shall have a duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the Board of Directors or the General Partner or any of its Affiliates to enter into such contracts shall, in each case, be at their option.

(f)    Except as expressly set forth in this Agreement, neither the General Partner nor the Board of Directors or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the Board of Directors or the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the Board of Directors or the General Partner or such other Indemnitee.

(g)    The Unitholders hereby authorize the Board of Directors, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.17.

Section 7.18    Other Matters Concerning the General Partner and the Board of Directors.

(a)    The General Partner and the Board of Directors may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)    The General Partner and the Board of Directors may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by either of them, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or the Board of Directors reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c)    The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.19    Purchase or Sale of Partnership Securities.    The Board of Directors may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided, however, that the Board of Directors may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.20    Registration Rights of the General Partner and its Affiliates.

(a)    If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.20, any Person (including Angeliki Frangou) that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the ‘‘Holder’’) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its reasonable best efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.20(a); and, provided further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere in a way materially adverse to the Partnership with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than 90 days after receipt of the Holder’s request, such right pursuant to this Section 7.20(a) not to be utilized more than once in any 12-month period. The Partnership shall use its reasonable best efforts to resolve any deferral with respect to any such registration and/or filing. Except as provided in the first sentence of this Section 7.20(a), the Partnership shall be deemed not to have used all its reasonable best efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to this Section 7.20(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b)    If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all its reasonable best efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.20(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c)    If underwriters are engaged in connection with any registration referred to in this Section 7.20, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.15, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, ‘‘Indemnified Persons’’) from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.20(c) as a ‘‘claim’’ and in the plural as ‘‘claims’’) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d)    The provisions of Section 7.20(a) and Section 7.20(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.20(c) shall continue in effect thereafter.

(e)    The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.20 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.20.

(f)    Any request to register Partnership Securities pursuant to this Section 7.20 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.21    Reliance by Third Parties.    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Board of Directors, the General Partner and any Officer authorized by the Board of Directors to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Board of Directors, the General Partner or any such Officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Board of Directors, the General Partner or any such Officer in connection with any such dealing. In no event shall any Person dealing with the Board of Directors, the General Partner or any such Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Board of Directors, the General Partner or any such Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Board of Directors, the General Partner, the Officers or representatives of the General Partner authorized by the General Partner or the Board of Directors shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Article VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.    The Partnership shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.    The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a)    As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the Board of Directors, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Board of Directors.

(b)    As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the Board of Directors, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the Board of Directors determines to be necessary or appropriate.

Article IX

TAX MATTERS

Section 9.1    Tax Elections and Information.

(a)    The Partnership has elected to be treated as an association taxable as a corporation for United States federal income tax purposes. Except as otherwise provided herein, the Board of Directors shall determine whether the Partnership should make any other elections permitted by the Code.

(b)    The tax information reasonably required by Record Holders generally for United States federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends.

(c)    Each Partner shall provide the Partnership with all information reasonably requested by the Partnership to enable the Partnership to claim the exemption from U.S. federal income tax under Section 883 of the Code.

Section 9.2    Withholding.    Notwithstanding any other provision of this Agreement, the Board of Directors is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state or local or any non-U.S. law including pursuant to Sections 1441, 1442 and 1445 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the distribution of income to any Partner, the Board of Directors may treat the amount withheld as a distribution of cash pursuant to Section 6.1 in the amount of such withholding from such Partner.

Section 9.3    Conduct of Operations.    The Board of Directors and the General Partner shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

Article X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.    Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Navios Maritime Holdings and the Underwriters as described in Sections 5.2 and 5.3, the Board of Directors shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2    Admission of Additional Limited Partners.

(a)    By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest.

(b)    The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

(c)    Any transfer of a Limited Partner Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).

Section 10.3    Admission of Successor General Partner.    A successor General Partner approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Sections 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Amendment of Agreement and Certificate of Limited Partnership.    To effect the admission to the Partnership of any Partner, the Board of Directors shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Board of Directors shall prepare and file an amendment to the Certificate of Limited Partnership and the Board of Directors may for this purpose, among others, exercise the power of attorney granted to it pursuant to Section 2.6.

Article XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a)    The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an ‘‘Event of Withdrawal’’):

(i)    The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii)    The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii)    The General Partner is removed pursuant to Section 11.2;

(iv)    The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v)    The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi)    (A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of ninety (90) days after the date of notice to the corporation of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b)    Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances:

(i)    at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (‘‘Withdrawal Opinion of Counsel’’) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member;

(ii)    at any time after 12:00 midnight, prevailing Eastern Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice;

(iii)    at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or

(iv)    notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.    The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including

Units held by the General Partner and its Affiliates), voting as a single class. Any such action by such holders or the Board of Directors for removal of the General Partner must also provide for the election of a successor General Partner by the majority vote of the outstanding Common Units and Subordinated Units, voting together as a single class. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing General Partner and Successor General Partner.

(a)    In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights (collectively, the ‘‘Combined Interest’’) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.12, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b)    If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c)    If a successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2 (or if the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.    Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.

Section 11.5    Withdrawal of Limited Partners.    No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

Article XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.    The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Sections 11.1 or 11.2, the Partnership shall not be dissolved and the Board of Directors shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a)    an election to dissolve the Partnership by the General Partner and our Board of Directors that is approved by the holders of a Unit Majority;

(b)    at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Marshall Islands Act;

(c)    the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands Act; or

(d)    an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Sections 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.    Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i)    the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii)    if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii)    the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

Section 12.3    Liquidator.    Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the Board of Directors shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and the Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by the holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Board of Directors and the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.11(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.    The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 60 of the Marshall Islands Act and the following:

(a)    The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b)    Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c)    All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed as follows:

(i)    If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation exceeds the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A)    First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to such Current Market Price of a Common Unit;

(B)    Second (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to such Current Market Price of a Common Unit; and

(C)    Thereafter (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(C);

(ii)    If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A)    First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit;

(B)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the

General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage;

(C)    Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit (as calculated prior to the distribution specified in clause (ii)(A) above); and

(D)    Thereafter, (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(D);

Section 12.5    Cancellation of Certificate of Limited Partnership.    Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.    The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

 Article XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Without Approval of the Limited Partners or the General Partner.    The General Partner and each Limited Partner agree that the Board of Directors, without the approval of any Limited Partner or, subject to Section 5.5, the General Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)    a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b)    admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c)    a change that the Board of Directors determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of The Marshall Islands;

(d)    a change that the Board of Directors determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Board of Directors pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)    a change in the fiscal year or taxable year of the Partnership and any other changes that the Board of Directors determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the Board of Directors shall so determine, a change in the definition of ‘‘Quarter’’ and the dates on which distributions are to be made by the Partnership;

(f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the members of the Board of Directors, or the General Partner or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or ‘‘plan asset’’ regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)    an amendment that the Board of Directors, and if required by Section 5.5, the General Partner, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.5;

(h)    any amendment expressly permitted in this Agreement to be made by the Board of Directors acting alone;

(i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j)    an amendment that the Board of Directors determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k)    a conversion, merger or conveyance pursuant to Section 14.3(d); or

(l)    any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.    Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by, or with the written consent of, the Board of Directors; provided, however, that the Board of Directors shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the Board of Directors and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Board of Directors shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Board of Directors shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

(a)    Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner or its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b)    Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner’s option, (iii) change Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.

(c)    Except as provided in Section 14.3, and without limitation of the Board of Directors’ authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d)    Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e)    Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner, the Board of Directors or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the Board of Directors one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the Unitholders pursuant to this Agreement. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Board of Directors shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Board of Directors on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.    Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the Board of Directors may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the Board of Directors to give such approvals. If the Board of Directors does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the Board of Directors in accordance with Section 13.11.

Section 13.7    Adjournment.    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.    The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.    The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Chairman of the Board of Directors shall serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Board of Directors. The Board of Directors may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.    If authorized by the Board of Directors, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The Board of Directors may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Board of Directors. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the Board of Directors, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Board of Directors, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Board of Directors to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a)    Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of ‘‘Outstanding’’) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b)    With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

 Article XIV

MERGER

Section 14.1    Authority.    The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), pursuant to a written agreement of merger or consolidation (‘‘Merger Agreement’’) in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation.    Merger or consolidation of the Partnership pursuant to this Article XIV requires the approval of the Board of Directors and the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, neither the Board of Directors nor the General Partner shall have a duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. If the Board of Directors and the General Partner shall determine to consent to the merger or consolidation, the Board of Directors and the General Partner shall approve the Merger Agreement, which shall set forth:

(a)    the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b)    the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the ‘‘Surviving Business Entity’’);

(c)    the terms and conditions of the proposed merger or consolidation;

(d)    the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e)    a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g)    such other provisions with respect to the proposed merger or consolidation that the Board of Directors and the General Partner determine to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of Merger or Consolidation.

(a)    Except as provided in Sections 14.3(d) and 14.3(e), the Board of Directors, upon its and the General Partner’s approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)    Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c)    Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d)    Notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the Board of Directors has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners, the General Partner and the Board of Directors with the same rights and obligations as are herein contained.

(e)    Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors, with the prior consent of the General Partner, is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the Board of Directors has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4    Certificate of Merger.    Upon the required approval by the Board of Directors, the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed in conformity with the requirements of the Marshall Islands Act.

Section 14.5    Amendment of Partnership Agreement.    Pursuant to Section 20(2) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 20(2) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6    Effect of Merger.

(a)    At the effective time of the certificate of merger:

(i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii)    the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii)    all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv)    all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b)    A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

Article XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a)    Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b)    If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the ‘‘Notice of Election to Purchase’’) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c)    At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.

 Article XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

(a)    Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by a member of the Board of Directors, the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner or the Board of Directors at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner and the Board of Directors may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

Section 16.2    Further Action.    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.2(a) without execution hereof.

Section 16.8    Applicable Law.    This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.    If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11    Facsimile Signatures.    The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12    Third-Party Beneficiaries.     Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Agreement of Limited Partnership as a Deed as of the date first written above.

GENERAL PARTNER:
Navios GP L.L.C.,
By
Name: Title:
ORGANIZATIONAL LIMITED PARTNER:
Navios Maritime Holdings Inc.,
By
Name: Title:
LIMITED PARTNERS:
All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Board of Directors.
By	Angeliki Frangou, Chairman of the Board of Directors of Navios Maritime Partners L.P., as attorney-in-fact for all Limited Partners pursuant to the Power of Attorney granted under Section 2.6

Name: Angeliki Frangou
Title: Attorney-in-Fact

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
NAVIOS MARITIME PARTNERS L.P.

Certificate Evidencing Common Units
Representing Limited Partner Interests in
NAVIOS MARITIME PARTNERS L.P.

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P., as amended, supplemented or restated from time to time (the ‘‘Partnership Agreement’’), Navios Maritime Partners L.P., a Marshall Islands limited partnership (the ‘‘Partnership’’), hereby certifies that(the ‘‘Holder’’) is the registered owner of Common Units representing limited partner interests in the Partnership (the ‘‘Common Units’’) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 85 Akti Miaouli Street, Piraeus, Greece 185 38. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:

Countersigned and Registered by:	NAVIOS MARITIME PARTNERS L.P.
as Transfer Agent and Registrar	By: Title:
By: Authorized Signature	By: Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor)
TEN ENT	—	as tenants by the entireties
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
NAVIOS MARITIME PARTNERS L.P.

FOR VALUE RECEIVED,                                                 hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                            Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint          as its attorney-in-fact with full power of substitution to transfer the same on the books of Navios Maritime Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15		(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

2

APPENDIX B

GLOSSARY OF TERMS

Adjusted operating surplus	For any period, operating surplus generated during that period is adjusted to:

(a)	Decrease operating surplus by:

(1)	any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings by certain subsidiaries we do not wholly own) with respect to that period; and

(2)	any net reduction in cash reserves for operating expenditures (including our proportionate share of such cash reserves of certain subsidiaries we do not wholly own) with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1)	any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings by certain subsidiaries we do not wholly own) with respect to that period; and

(2)	any net increase in cash reserves for operating expenditures (including our proportionate share of such cash reserves of certain subsidiaries we do not wholly own) with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) of the definition of operating surplus.

Annual survey	The inspection of a vessel by a classification society, on behalf of the country whose flag such vessel flies, that takes place every year.

Available cash	For any quarter ending prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of Navios Maritime Partners L.P. and its subsidiaries on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) at the end of that quarter; and

(2)	all additional cash and cash equivalents of Navios Maritime Partners L.P. and its subsidiaries on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b)	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to:

(1)	provide for the proper conduct of the business of Navios Maritime Partners L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Navios Maritime Partners L.P. and its subsidiaries) after that quarter;

(2)	comply with applicable law or any debt instrument or other agreement or obligation to which Navios Maritime Partners L.P. or any of its subsidiaries is a party or its assets are subject; and

(3)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our board of directors may not establish cash reserves for distributions to the subordinated units unless our board of directors has determined that the establishment of reserves will not prevent Navios Maritime Partners L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Navios Maritime Partners L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our board of directors so determines.

Available days	For any period, the total number of days the vessels were controlled by the company less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Bareboat charter	A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the ship and for the management of the ship, including crewing.

Brokerage commission	Commission payable by the shipowner to the broker, expressed as a percentage of the freight or hire and is part of the charterparty.

Bunkers	Heavy fuel oil used to power a vessel’s engines.

Capesize	A drybulk carrier of over 100,000 dwt that typically carries relatively low value cargoes for which large cargo lot sizes are of primary importance. These vessels are not capable of traversing the Panama Canal due to their size and, therefore, lack the flexibility of smaller vessels.

Capital surplus	All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Charter	The contract for hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port.

Charterer	The individual or company hiring a vessel.

Charterhire	A sum of money, which accrues on a daily basis, paid to the shipowner by a charterer for the use of a vessel.

Charterparty	A contract for a charter.

Classification society	An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member.

Closing price	The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the units of that class are listed. If the units of that class are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

Code	The U.S. Internal Revenue Code of 1986, as amended.

Common unit arrearage	The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Contract of Affreightment (CoA)	A contract for the carriage of a specific type and quantity of cargo which will be carried in two or more shipments over an agreed period of time, typically for more than one year.

Deadweight ton (Dwt)	A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt (or total deadweight) is the total weight the vessel can carry when loaded to a particular load line.

Document of compliance	A document issued to a company which certifies that it complies with the requirements of the ISM Code.

Draft	Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk	Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers	Vessels that are specially designed and built to carry large volumes of drybulk cargo.

Drydocking	The removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts

EBITDA	Earnings before interest, taxes, depreciation and amortization.

Estimated maintenance and replacement capital expenditures	An estimate made by our board of directors, with the concurrence of the conflicts committee, of the average quarterly maintenance and replacement capital expenditures that Navios Maritime Partners L.P. will incur over the long-term. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance and replacement capital expenditures on a long-term basis. We refer to estimated maintenance and replacement capital expenditures in the partnership agreement as ‘‘estimated maintenance capital expenditures.’’

Expansion capital expenditures	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Expansion capital expenditures do not include maintenance and replacement capital expenditures or investment capital expenditures.

Flag state	The country where a vessel is registered.

Fleet utilization	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

Forward Freight Agreement (FFAs)	A swap agreement covering a period generally ranging from one month to one year based on time charter rates or freight rates on specific quoted routes.

GAAP	Accounting principles generally accepted in the United States.

Gearing	On-board equipment used to load and unload vessels.

General and administrative expenses	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Handymax/Ultra-Handymax	A drybulk carrier of approximately 30,000 to 60,000 dwt in the shipping industry generally.

Hire rate	The agreed sum or rate to be paid by the charterer for the use of the vessel.

Hull	The shell or body of a vessel.

International Maritime Organization (IMO)	A United Nations agency that issues international trade standards for shipping.

Incentive distribution right	A non-voting limited partner partnership interest issued to Navios Maritime and thereafter transferred to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

Incentive distributions	The distributions of available cash from operating surplus initially made to our general partner that are in excess of the general partner’s aggregate 2.0% general partner interest.

Interim capital transactions	The following transactions if they occur prior to liquidation:

(a)	Borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Navios Maritime Partners L.P. or any of its subsidiaries;

(b)	sales of equity interests by Navios Maritime Partners L.P. or any of its subsidiaries;

(c)	sales or other voluntary or involuntary dispositions of any assets of Navios Maritime Partners L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d)	the termination of interest rate swap agreements;

(e)	capital contributions; or

(f)	corporate reorganizations or restructurings.

Intermediate survey	The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

Investment capital expenditures	Capital expenditures other than maintenance capital expenditures or expansion capital expenditures.

ISM Code	The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

ISPS Code	International Ship and Port Facilities Security Code, which enacts measures to detect and prevent security threats to ships and ports.

Maintenance and replacement capital expenditures	Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long term the operating capacity of or the revenue generated by Navios Maritime Partners L.P.’s capital assets, as such assets existed at the time of such expenditure. Maintenance capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures or investment capital expenditures. We refer to maintenance and replacement capital expenditures in the partnership agreement as ‘‘maintenance capital expenditures.’’

Newbuilding	A new vessel under construction or on order.

Off-hire	The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA	The United States Oil Pollution Act of 1990, as amended.

Operating costs	The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs and voyage costs).

Operating days	For any period, the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Operating expenditures	All cash expenditures of Navios Maritime Partners L.P. and its subsidiaries (including our proportionate share of cash expenditures of certain subsidiaries we do not wholly own), including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a)	Payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b)	Operating expenditures will not include expansion capital expenditures or actual maintenance and replacement capital expenditures but will include estimated maintenance and replacement capital expenditures.

(c)	Operating expenditures will not include:

(1)	Payment of transaction expenses and taxes relating to interim capital transactions; or

(2)	Distributions to partners.

Where capital expenditures consist of both maintenance and replacement capital expenditures and expansion capital expenditures, our board of directors, with the concurrence of the conflicts committee, shall determine the allocation between the portion consisting of maintenance and replacement capital expenditures and the portion consisting of expansion capital expenditures, and the period over which the maintenance and replacement capital expenditures will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus	For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	$20.0 million;

(2)	all cash receipts of Navios Maritime Partners L.P. and its subsidiaries (including our proportionate share of cash receipts for certain subsidiaries we do not wholly own) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

(3)	all cash receipts of Navios Maritime Partners L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own);

(4)	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction of a capital improvement or replacement asset and paid during the period prior to the earlier of the completion of construction or being abandoned or disposed of; and

(5)	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest, or to pay construction period distributions or equity issued to finance all or any portion of the construction of a capital improvement or replacement asset as described in (4) above, less

(b)	the sum of:

(1)	operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, including estimated maintenance and replacement capital expenditures and the repayment of working capital borrowings, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet; and

(2)	the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Navios Maritime Partners L.P. and its subsidiaries or disbursements on behalf of a member of Navios Maritime Partners L.P. and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our board of directors so determines.

Orderbook	A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax	A drybulk carrier of approximately 60,000 to 100,000 dwt in the shipping industry generally, and of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The Panamax vessels in our fleet range from approximately 70,000 to 83,000 dwt.

Protection and indemnity insurance	Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping	The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-term time charter	A time charter which lasts not more than 12 months.

Sister ships	Vessels of the same class and specification which were built by the same shipyard.

SOLAS	The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey	The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years; also called a class renewal survey.

Spot market	The market for immediate chartering of a vessel usually for single voyages.

Subordination period	The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a)	the first day of any quarter beginning after December 31, 2011, for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Navios Maritime Partners L.P.; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as general partner of Navios Maritime Partners

L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

provided, however, that subordinated units may convert into common units before December 31, 2011 as described in ‘‘How We Make Cash Distributions—Subordination Period.’’

Tanker	A vessel that transports liquid (wet) cargoes, such as refined petroleum products, crude oil, edible oils and light chemicals.

Time charter	A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. The shipowner is paid charterhire, which accrues on a daily basis.

Ton-mile	Quantity of cargo transported (measured in metric tons) multiplied by voyage distance, which is used as a measure of vessel demand.

Vessel operating expenses	The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.

Voyage charter	Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses	Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

Working capital borrowings	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement or other arrangement provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

Through and including, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

10,000,000 Common Units

Navios Maritime Partners L.P.

Representing Limited Partner Interests

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

S. Goldman Advisors LLC

DVB Capital Markets

, 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

Section 9 of the Republic of the Marshall Islands Revised Partnership Act provides as follows:

Indemnification.    Subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

The section of the prospectus entitled ‘‘The Partnership Agreement—Indemnification’’ discloses that we will generally indemnify our directors and officers and the other affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement in which Navios Maritime and certain of their affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7.    Recent Sales of Unregistered Securities.

On August 7, 2007, in connection with the formation of the partnership, Navios Maritime Partners L.P. issued to (a) Navios GP L.L.C. the 2.0% general partner interest in the partnership for $20 and (b) Navios Maritime Holdings Inc. the 98.0% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities since August 7, 2007.

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit Number.		Description
1.1		Form of Purchase Agreement
3.1		Certificate of Limited Partnership of Navios Maritime Partners L.P.
3.2		First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (incorporated by reference to Appendix A to the Prospectus contained within the Registrant’s Form F-1)
3.3		Certificate of Formation of Navios GP L.L.C.
3.4		Limited Liability Company Agreement of Navios GP L.L.C.
3	.5*	Certificate of Formation of Navios Operating GP L.L.C.
3.6		Form of Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.
3	.7*	Limited Liability Company Agreement of Navios Operating GP L.L.C.
5.1		Opinion of Reeder and Simpson, P.C. as to the legality of the securities being registered
8.1		Opinion of Vinson & Elkins L.L.P. relating to tax matters
8.2		Opinion of Reeder and Simpson, P.C. relating to tax matters
10.1		Commitment Letter relating to the New Revolving Credit Facility

Exhibit Number.		Description
10.2		Form of Omnibus Agreement
10.3		Form of Management Agreement with Navios ShipManagement
10.4		Form of Administrative Services Agreement with Navios Maritime Holdings Inc.
10.5		Form of First Contribution and Conveyance Agreement
10.6		Form of Second Contribution and Conveyance Agreement
10.7		Form of Share Purchase Agreement TBN I
10.8		Form of Share Purchase Agreement TBN II
10	.9*	Form of Credit Agreement
10.10		Form of Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Angeliki Frangou
21.1		List of Subsidiaries of Navios Maritime Partners L.P.
23.1		Consents of PricewaterhouseCoopers S.A.
23.2		Consent of Drewry Shipping Consultants Ltd.
23.3		Consent of Reeder and Simpson, P.C. (contained in Exhibit 5.1 and 8.2)
23.4		Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		Power of Attorney (contained on page II-3)

*	To be provided by amendment.

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Country of Greece on the 26th day of October, 2007.

NAVIOS MARITIME PARTNERS L.P.,
By: /s/ Angeliki Frangou Name: Angeliki Frangou Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Angeliki Frangou and Michael McClure, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Angeliki Frangou	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	October 26, 2007

Angeliki Frangou

/s/ Michael McClure	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 26, 2007

Michael McClure

/s/ George Achniotis	Director	October 26, 2007

George Achniotis

/s/ Shunji Sasada	Director	October 26, 2007

Shunji Sasada

/a/ Leonidas Korres	Director	October 26, 2007

Leonidas Korres

/s/ Efstathios Loizos	Director	October 26, 2007

Efstathios Loizos

Signature	Title	Date

/s/ Robert Pierot	Director	October 26, 2007

Robert Pierot

/s/ John Karakadas	Director	October 26, 2007

John Karakadas

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Navios Maritime Partners L.P. in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the 26th day of October, 2007.

By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director Authorized Representative in the United States

Exhibit Index

Exhibit Number		Description
1.1		Form of Purchase Agreement
3.1		Certificate of Limited Partnership of Navios Maritime Partners L.P.
3.2		First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (incorporated by reference to Appendix A to the Prospectus contained within the Registrant’s Form F-1)
3.3		Certificate of Formation of Navios GP L.L.C.
3.4		Limited Liability Company Agreement of Navios GP L.L.C.
3	.5*	Certificate of Formation of Navios Operating GP L.L.C.
3.6		Form of Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C.
3	.7*	Limited Liability Company Agreement of Navios Operating GP L.L.C.
5.1		Opinion of Reeder and Simpson, P.C. as to the legality of the securities being registered
8.1		Opinion of Vinson & Elkins L.L.P. relating to tax matters
8.2		Opinion of Reeder and Simpson, P.C. relating to tax matters
10.1		Commitment Letter relating to the New Revolving Credit Facility
10.2		Form of Omnibus Agreement
10.3		Form of Management Agreement with Navios ShipManagement
10.4		Form of Administrative Services Agreement with Navios Maritime Holdings Inc.
10.5		Form of First Contribution and Conveyance Agreement
10.6		Form of Second Contribution and Conveyance Agreement
10.7		Form of Share Purchase Agreement TBN I
10.8		Form of Share Purchase Agreement TBN II
10	.9*	Form of Credit Agreement
10.10		Form of Common Unit Purchase Agreement between Navios Maritime Partners L.P. and Angeliki Frangou
21.1		List of Subsidiaries of Navios Maritime Partners L.P.
23.1		Consents of PricewaterhouseCoopers S.A.
23.2		Consent of Drewry Shipping Consultants Ltd.
23.3		Consent of Reeder and Simpson, P.C. (contained in Exhibit 5.1 and 8.2)
23.4		Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		Power of Attorney (contained on page II-3)

*	To be provided by amendment.